     As Filed With the Securities and Exchange Commission on April 12, 2002


                                                     Registration No. 333-76190
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                AMENDMENT NO. 3
                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ----------------

                     Innovative Drug Delivery Systems, Inc.
             (Exact Name of Registrant As Specified In Its Charter)



              Delaware                                2834                            3027473
  (State or Other Jurisdiction of         (Primary Standard Industrial            (I.R.S. Employer
   Incorporation or Organization)          Classification Code Number)         Identification Number)

                                ----------------
                         787 Seventh Avenue, 48th Floor
                            New York, New York 10019
                                 (212) 554-4550
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Re-
                    gistrant's Principal Executive Offices)
                                ----------------
                           Leonard L. Firestone, M.D.
                            Chief Executive Officer
                         787 Seventh Avenue, 48th Floor
                            New York, New York 10019
                                 (212) 554-4550
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                ----------------
                                   COPIES TO:

     Luci Staller Altman, Esq.                  Frode Jensen, Esq.                        Todd Eckland, Esq.
         Mark Mandel, Esq.                      Steven Moore, Esq.                      Pillsbury Winthrop LLP
  Brobeck, Phleger & Harrison LLP             Pillsbury Winthrop LLP                    One Battery Park Plaza
     1633 Broadway, 47th Floor                   Financial Centre                      New York, New York 10004
     New York, New York 10019                  695 East Main Street                         (212) 858-1000
          (212) 581-1600                   Stamford, Connecticut 06904                    Fax: (212) 858-1500
        Fax: (212) 586-7878                       (203) 348-3200
                                               Fax: (203) 965-8226

                                ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
                                ----------------


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


===============================================================================

                   SUBJECT TO COMPLETION, DATED APRIL 12, 2002




 PROSPECTUS
                                                               [graphic]




                                  [IDDS LOGO]




                     Innovative Drug Delivery Systems, Inc.

                                5,600,000 Shares
                                  Common Stock

-------------------------------------------------------------------------------

We are selling 5,600,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 840,000 shares to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $8.00 and $10.00 per share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol ``IDDS.''

-------------------------------------------------------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE ``RISK FACTORS'' BEGINNING ON PAGE 7.

-------------------------------------------------------------------------------


                                                          Per Share      Total
Public offering price                                      $          $
Underwriting discount                                      $          $
Proceeds, before expenses, to us                           $          $



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------

Thomas Weisel Partners LLC

                          Wells Fargo Securities, LLC

                                                      Jefferies & Company, Inc.




The date of this prospectus is               , 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state in which the offer or sale is not permitted.

                                  [IDDS LOGO]

                               TABLE OF CONTENTS



                                                                            Page
                                                                            ----
Prospectus Summary ......................................................      1
Risk Factors ............................................................      7
Information Regarding Forward-Looking Statements ........................     18
Use of Proceeds .........................................................     19
Dividend Policy .........................................................     19
Capitalization ..........................................................     20
Dilution ................................................................     21
Selected Financial Data .................................................     23
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................     25
Business ................................................................     31
Management ..............................................................     53
Relationships and Related Party Transactions ............................     63
Principal Stockholders ..................................................     66
Description of Capital Stock ............................................     68
Shares Eligible for Future Sale .........................................     71
United States Federal Income Tax Consequences to Non-U.S. Holders .......     73
Underwriting ............................................................     75
Legal Matters ...........................................................     78
Experts .................................................................     78
Where You Can Find More Information .....................................     78
Index to Financial Statements ...........................................    F-1

                               PROSPECTUS SUMMARY


   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" section.

Our Company

   We are a specialty pharmaceutical company that applies proprietary technologies to develop new drugs and improved formulations of existing drugs for the prescription pain management market. We believe that our product candidates address unmet medical needs for breakthrough cancer pain, postoperative pain, lower-back pain, pain due to orthopedic injury, dental pain and other indications. We believe our product candidates offer a combination of enhanced pain relief, improved side effect profiles and faster onset of pain relief compared to currently available treatments. Our lead product candidates have demonstrated safety and effectiveness in early- and mid-stage clinical trials and we expect to begin late-stage clinical trials in the second half of 2002.

Our Opportunity

   Drugs are a key element in the treatment of pain. The worldwide market for therapeutics to manage pain is expected to grow from $22 billion in 2000 to $30 billion in 2007 according to Frontline Strategic Management Consulting, Inc. Our product candidates target a $3.4 billion subsegment of the worldwide pain management market.

Our Product Candidates


   We are developing prescription drugs for the treatment of a variety of acute and chronic moderate-to-severe pain syndromes. We selected our product candidates based on our belief that they offer significantly lower clinical, regulatory and commercial risk profiles as compared to new chemical entities. All of our product candidates contain drugs approved for other uses by the U.S. Food and Drug Administration, or FDA. We are developing proprietary formulations for these drugs in order to deliver therapeutic levels into the bloodstream through fast and effective routes of administration.


   Our current product candidates according to clinical indication and their stages of clinical development in the United States and the United Kingdom are:

   Product Candidate             Clinical Indication                           Development Stage
   -----------------         -----------------------                           -----------------
   Intranasal Ketamine       Acute Pain and Acute Episodes of                 Phase II
                             Chronic Moderate-to-Severe Pain
   Intranasal Morphine       Acute Pain and Acute Episodes of                 Phase II
                             Chronic Moderate-to-Severe Pain
   Intravenous Diclofenac    Acute Moderate-to-Severe Pain                    Phase II
   Intranasal Fentanyl       Acute Episodes of Chronic                        Preclinical
                             Moderate-to-Severe Pain


   Intranasal Ketamine

   Our intranasal ketamine product candidate is in clinical development for the treatment of syndromes associated with acute and chronic moderate-to-severe pain. Ketamine is an FDA-approved drug that has been in clinical use for over 25 years for general anesthesia. At lower doses than that approved for use as an anesthetic, ketamine has been reported to be an effective analgesic for the treatment of breakthrough pain, postoperative pain and pain associated with emergency medical procedures. We have licenses to two U.S. patents and their foreign counterparts directed towards the use of ketamine to manage pain and the administration of ketamine through the nasal route.

   In the third quarter of 2001, we successfully completed three Phase II clinical trials evaluating the safety and effectiveness of intranasal ketamine for the treatment of acute and chronic moderate-to-severe pain following dental surgery and for breakthrough episodes of chronic malignant pain. The results of these studies demonstrated that intranasal ketamine provides rapid onset of pain relief with dose-related effectiveness and duration of effect, and appears to be well-tolerated. Based on the results of these studies, we believe that intranasal ketamine may offer a safe, non-opioid alternative for the treatment of moderate-to-severe postoperative pain and breakthrough pain. To date, we have enrolled a total of 118 patients in our intranasal ketamine clinical trials. We expect to present the data from our Phase II clinical trials, in addition to our proposed Phase III clinical trial designs, to the FDA in the first half of 2002.


   Intranasal Morphine

   Our intranasal morphine product candidate is in clinical development for the treatment of syndromes associated with acute pain and acute episodes of chronic pain. Morphine is a strong opioid analgesic that is used for the relief of acute and chronic moderate-to-severe pain and is the drug of choice for pain associated with cancer. Orally delivered morphine products may not provide rapid relief of pain and demonstrate considerable patient-to-patient variability in absorption. Injectable formulations of morphine provide rapid and effective pain relief, but administration often requires professional assistance or hospitalization. We believe our intranasal morphine product candidate would provide significant medical benefit over oral and injectable formulations as it combines patient convenience and ease of use with the rapid onset of pain relief and the well-accepted potency of injectable delivery routes. We have licenses to two U.S. patents and their foreign counterparts directed towards the use of intranasal morphine.


   Our Phase I clinical trials demonstrated that intranasal morphine is rapidly absorbed, achieving blood levels typically associated with analgesic effectiveness in as early as five to ten minutes following administration. Based on the results of both single and multiple-dose Phase I clinical trials, we initiated a placebo and comparator-controlled Phase II randomized double-blind single dose postoperative pain trial. This study compared two dose levels of intranasal morphine with placebo and with both intravenous and oral morphine in a total of 225 patients suffering moderate to severe pain following dental surgery. In this trial we demonstrated that both doses of intranasal morphine were statistically superior to placebo and statistically similar to the positive comparators. Intranasal morphine was well tolerated in this patient population and there were no serious adverse events and no withdrawals due to adverse events or other safety concerns. We expect to complete the study report in the second quarter of 2002 and to present our data from these clinical trials, in addition to our proposed Phase III clinical trial designs, to the FDA by mid-2002.


   Intravenous Diclofenac

   Our intravenous diclofenac product candidate is in clinical development for the management of acute postoperative pain in the hospital setting. Diclofenac belongs to the class of nonsteroidal anti-inflammatory drugs, or NSAIDs, and is widely prescribed as an anti-inflammatory agent due to its combination of effectiveness and tolerability. While currently approved for use in the U.S. in a variety of oral formulations, as well as a topical and an ophthalmic formulation, its poor solubility in water and susceptibility to breakdown has precluded the development of an injectable formulation of diclofenac. We believe that our intravenous diclofenac product candidate has the potential to overcome these issues and satisfy the unmet medical need for a safe and effective injectable NSAID in the hospital setting. We have licenses to one U.S. patent and its foreign counterparts directed towards intravenous diclofenac formulations and methods of preparing the same.

   Our intravenous diclofenac product candidate has been evaluated in over 270 human subjects in Phase I clinical trials performed in South Africa and Phase II clinical trials performed in the United Kingdom, with both sets of trials conducted on behalf of a third party. Based on the encouraging results of these clinical trials, combined with the extensive published literature on the safety and effectiveness of diclofenac, the FDA has indicated that Phase I and single dose Phase II clinical trials in the United States may be initiated concurrently upon allowance of an Investigational New Drug Application, or IND. We anticipate filing an

IND for our intravenous diclofenac product candidate in the first half of 2002 in order to initiate a U.S. clinical development program.

Intranasal Fentanyl

   Our intranasal fentanyl product candidate is currently in preclinical development for the treatment of acute episodes of chronic moderate-to-severe pain. Fentanyl is a widely prescribed and effective short-acting opioid analgesic that is 75-100 times more potent than morphine and is used for treating chronic moderate-to-severe pain, including cancer pain. When administered using a transdermal patch that provides a controlled rate of delivery, fentanyl is effective in controlling the chronic pain associated with cancer. An oral, transmucosal formulation of fentanyl was approved by the FDA in 1998 specifically for the treatment of breakthrough pain in cancer patients and is used as an adjunct to the fentanyl patch to control these flare-up pain episodes.

   We believe that our intranasal fentanyl product candidate could also be used to complement the fentanyl transdermal patch, as well as controlled-release formulations of oral opioids, to effectively treat episodes of breakthrough pain. Our intranasal fentanyl product candidate may offer several advantages over existing fentanyl-based products for the management of breakthrough pain, including rapid and consistent onset of action, coupled with certain cost and safety advantages. In addition, intranasal fentanyl could have advantages for patients who are unable to swallow, or those with oral ulcerations resulting from cancer chemotherapy.

Our Strategy

   Our goal is to become a leading specialty pharmaceutical company that develops and commercializes new drugs for the management of pain in order to fulfill unmet medical needs. Key elements of our strategy to accomplish this goal are to:

   o develop new products with reduced clinical and regulatory risk,

   o focus on large markets where our product candidates can address unmet clinical needs,

   o focus on clinical development and late-stage product candidates,

   o retain significant rights to our product candidates,

   o use our technology platforms to develop new product candidates and

   o outsource key functions.
                              --------------------

   Our predecessor, Pain Management, Inc., was formed in February 1998. Innovative Drug Delivery Systems, Inc. was incorporated in Delaware in April 1999 and was merged with Pain Management in September 2000. Our principal executive office is located at 787 Seventh Ave, 48th Floor, New York, New York 10019. Our telephone number at this location is (212) 554-4550. Our corporate web site is www.idds.com. We do not intend the reference to our web address to constitute incorporation by reference of the information contained at that site. The information found on our site is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

   "IDDS" and our logo are trademarks of Innovative Drug Delivery Systems, Inc. This prospectus also contains trademarks and tradenames of other parties.

                                  The Offering


Common stock offered by us....................    5,600,000 shares

Common stock outstanding after this offering..    20,645,327 shares

Use of proceeds...............................    For research and development activities, including clinical studies, milestone and other payments payable under our strategic agreements, working capital and other general corporate purposes.

Proposed Nasdaq National Market symbol........    IDDS


The above information is based on 9,960,427 shares of common stock outstanding as of December 31, 2001 and excludes:


   o 1,367,101 shares of common stock issuable upon exercise of options then outstanding at a weighted average exercise price of $3.93 per share,

   o 406,456 shares of common stock issuable upon exercise of options granted on February 25, 2002 at a weighted average exercise price of $5.46,


   o 925,000 shares of common stock issuable upon exercise of options to be granted on or prior to the closing of this offering at an exercise price equal to the initial public offering price,

   o 624,146 shares of common stock issuable upon exercise of warrants then outstanding at a weighted average exercise price of $2.58 per share, and


   o 442,395 shares of common stock issuable upon the exercise and assumed conversion of 15.83 unit purchase options, which entitle the holders to purchase 395,788 shares of our series A convertible preferred stock (convertible into 402,177 shares of common stock) at $4.40 per share and a warrant to purchase 40,218 shares of common stock at $3.94 per share.


Unless otherwise noted, this prospectus:


   o assumes no exercise of the underwriters' over-allotment option,


   o assumes an initial public offering price of $9.00 per share,

   o gives effect to an approximate 1.0161-for-one stock split in the form of a stock dividend on our common stock to be effected in connection with this offering, and

   o reflects the automatic conversion, on approximately a 1.0161-for-one basis, of 5,004,116 shares of our outstanding series A and series B convertible preferred stock into 5,084,900 shares of our common stock upon the closing of this offering.

                             Summary Financial Data



                                                                   Period from                                         Period from
                                                                   February 23,               Year Ended              February 23,
                                                                       1998                  December 31,                 1998
                                                                  (inception) to    ------------------------------   (inception) to
                                                                   December 31,                                       December 31,
                                                                       1998          1999       2000        2001          2001
                                                                  --------------   -------    --------    --------   --------------
                                                                                (in thousands, except per share data)
Statement of Operations Data:
Revenues:
 Government grants............................................        $   --       $    --    $    306    $    882      $  1,188
                                                                      ------       -------    --------    --------      --------
Operating expenses:
 Research and development (1)(2)..............................           207           665      21,833       7,009        29,714
 General and administrative (3)...............................           257           312       1,353       2,286         4,208
 Depreciation.................................................            --            --           1           3             4
                                                                      ------       -------    --------    --------      --------
 Total operating expenses.....................................           464           977      23,187       9,298        33,926
                                                                      ------       -------    --------    --------      --------
Interest (expense) income, net................................            (6)         (229)       (143)        349           (29)
                                                                      ------       -------    --------    --------      --------
Net loss......................................................          (470)       (1,206)    (23,024)     (8,067)      (32,767)
Deemed dividend related to beneficial conversion feature of
  series B convertible preferred stock........................            --            --          --      (3,560)       (3,560)
                                                                      ------       -------    --------    --------      --------
Net loss attributable to common stockholders..................        $ (470)      $(1,206)   $(23,024)   $(11,627)     $(36,327)
                                                                      ======       =======    ========    ========      ========
Net loss per share attributable to common stockholders:
 Basic and diluted............................................        $(0.11)      $ (0.28)   $  (3.93)   $  (1.20)
                                                                      ======       =======    ========    ========
 Weighted average shares......................................         4,236         4,310       5,859       9,725
                                                                      ======       =======    ========    ========
Pro forma net loss per share attributable to common
  stockholders: (4)
 Basic and diluted............................................                                            $  (0.84)
                                                                                                          ========
 Weighted average shares......................................                                              13,807
                                                                                                          ========

---------------
(1) Includes non-cash expense of $3 for the period from February 23, 1998 (inception) to December 31, 1998, $29 for the year ended December 31, 1999, $18,614 for the year ended December 31, 2000 and $72 for the year ended December 31, 2001.

(2) For the year ended December 31, 2000, includes costs associated with the acquisition of a license agreement valued at approximately $18,614 in connection with our merger with Pain Management.

(3) Includes non-cash expense of $87 for the period from February 23, 1998 (inception) to December 31, 1998, $220 for the year ended December 31, 1999, $857 for the year ended December 31, 2000 and $409 for the year ended December 31, 2001.
(4) Pro forma net loss per share data presented above assume that the historical per share data are adjusted to reflect the conversion of all outstanding shares of series A and series B convertible preferred stock into common stock, on a weighted average basis, as if they had been converted on the respective dates of issuance. Pro forma net loss per share data for the period from February 23, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 have been intentionally omitted.


                                                                  As of December 31, 2001
                                                            -----------------------------------
                                                                                     Pro Forma
                                                             Actual     Pro Forma   as Adjusted
                                                            --------    ---------   -----------
                                                                       (in thousands)
Balance Sheet Data:
Cash and cash equivalents ...............................   $  7,744     $7,744       $51,616
Working capital .........................................      6,805      6,805        50,677
Total assets ............................................      8,845      8,845        52,717
Convertible preferred stock .............................     18,795         --            --
Stockholders' (deficit) equity ..........................    (11,142)     7,653        51,525


The preceding table presents a summary of our balance sheet data as of December 31, 2001:

   o on an actual basis,

   o on a pro forma basis to reflect the conversion of all of our outstanding shares of series A and series B convertible preferred stock into common stock.

   o on a pro forma as adjusted basis to give effect to:
    o the sale by us of 5,600,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, after deducting the estimated underwriting discount and estimated offering expenses, and
    o the payment by us of a minimum of $1.0 million and a maximum of $2.0 million in the aggregate to Shimoda Biotech (Proprietary) Ltd. and Farmarc Netherlands B.V. (Registration No. 2807216) upon the closing of this offering in connection with a license agreement. Assuming an initial public offering price of $9.00 per share, the payment to Shimoda and Farmarc will be $1.0 million, in the aggregate.

                                  RISK FACTORS

   An investment in our common stock involves significant risks. You should carefully consider the following risk factors before you decide to buy our common stock.

                          Risks Related To Our Company


We have no product revenues and may need to raise additional capital to operate our business.


   We are a development-stage company focused on product development and have not generated any product revenues to date. Until, and if, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of this offering, cash on hand and grants. We expect that the assumed net proceeds of $43.9 million from this offering and cash on hand will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our actual capital requirements will depend on many factors. If we experience unanticipated cash requirements, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned preclinical studies and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and attractive business opportunities or discontinue operations.

We have a history of losses and we may never achieve or sustain profitability.

   We have incurred substantial losses since our inception, and we may not achieve profitability for the foreseeable future, if at all. We incurred a net loss attributable to our common stockholders of approximately $470,000 for the period from February 23, 1998 (inception) to December 31, 1998, $1.2 million in 1999, $23.0 million in 2000 and $11.6 million in 2001. As of December 31, 2001, we had an accumulated net loss attributable to our common stockholders of $36.3 million. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial net losses and negative cash flows for the foreseeable future due in part to increasing research and development expenses, including clinical trials, and increasing expenses from leasing additional facilities and hiring additional personnel. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We have a limited operating history upon which to base an investment decision.

   We commenced operations in 1998. Our limited operating history may limit your ability to evaluate our prospects due to our limited historical financial data and our unproven potential to generate profits. You should evaluate the likelihood of financial and operational success in light of the risks, uncertainties, expenses and difficulties associated with an early-stage business, many of which may be beyond our control, including:

   o our potential inability to continue to undertake preclinical studies and clinical trials,

   o our potential inability to obtain regulatory approvals, and

   o our potential inability to manufacture, sell and market our products.

   Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking preclinical studies and clinical trials of our principal product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our common stock.

If we fail to obtain or maintain necessary regulatory approvals for our products, or if approvals are delayed or withdrawn, we will be unable to commercialize our product candidates.

   Government regulation in the United States and other countries has a significant impact on our business and affects the research and development, manufacture and marketing of our products. In the United States, the FDA has broad authority to regulate the distribution, manufacture and sale of drugs. Foreign sales of drugs are subject to foreign governmental regulation and restrictions, which vary from country to country. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, as well as human tests, which are referred to as clinical trials. The process of obtaining FDA and other regulatory clearances and approvals is lengthy and expensive. We may not be able to obtain or maintain necessary approvals for clinical trials or for the manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. In addition, governmental regulations may be established which could prevent, delay, modify or rescind regulatory approval of our products. Any of these actions by the FDA, or any changes in FDA regulations, would adversely impact our business and financial condition.

Our product candidates are in early stages of clinical testing.

   Our three principal product candidates, intranasal ketamine, intranasal morphine and intravenous diclofenac, are still in the early- to mid-stages of clinical testing on a limited number of patients. We will need to commit substantial time and additional resources to conducting further preclinical studies and clinical trials before we can submit an NDA with respect to any of these product candidates. Our other product candidate, intranasal fentanyl, is at a much earlier stage of development and may require extensive preclinical testing before we can proceed to clinical trials. In addition, before we can commence clinical trials in the United States on intravenous diclofenac and intranasal fentanyl, we will have to submit an IND to the FDA. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval of any of our product candidates.

If the clinical trials of our product candidates fail, we will not be able to market our product candidates.

   To receive the regulatory approvals necessary for the sale of our product candidates, we must demonstrate through human clinical trials that each product candidate is safe and effective. Positive results from preclinical studies and early clinical trials do not ensure positive results in clinical trials designed to permit application for regulatory approval. We may suffer significant setbacks in clinical trials, even after earlier clinical trials show promising results. Any of our product candidates may produce undesirable side effects in humans that could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a product candidate.

   We, the FDA and foreign or other regulatory authorities may suspend our clinical trials at any time if we or they believe the trial participants face unacceptable health risks or if the FDA finds deficiencies in our IND submissions.

Even if we obtain FDA approval to market our product candidates, they may not be accepted by physicians and patients.

   Our drugs will not be commercially accepted products unless physicians and patients determine that our drugs are clinically useful, cost-effective and safe. Acceptance and use of our drugs will also depend upon a number of factors including:

   o the cost of our drugs as compared to competing products,

   o the availability of adequate coverage and reimbursement levels from government health administration authorities, private or other health insurers and other organizations, and

   o the effectiveness of our and our licensees' marketing and distribution efforts.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Our product candidates contain controlled substances, the supply of which may be limited by U.S. government policy and the use of which may generate public controversy.

   The active ingredients in our current product candidates, including morphine, ketamine and fentanyl, are listed by the U.S. Drug Enforcement Agency, or DEA, as Schedule II or III substances under the Controlled Substances Act of 1970. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. These product candidates are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand, if any.

   Products containing controlled substances may generate public controversy. Opponents of these products may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these products. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of our product candidates. The FDA may require us to develop a comprehensive risk management program to reduce the inappropriate use of our products and product candidates, including the manner in which they are marketed and sold, so as to reduce the risk of improper patient selection and diversion or abuse of the product. Developing such a program in consultation with the FDA may be a time-consuming process and could delay approval of any of our product candidates. Such a program or delays of any approval from the FDA could limit market acceptance of the product.

International commercialization of our product candidates faces significant obstacles.

   We may plan to commercialize some of our products internationally through collaborative relationships with foreign partners. We have limited foreign regulatory, clinical and commercial resources. Future partners are critical to our international success. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

   We will need to obtain approvals from the appropriate regulatory, pricing and reimbursement authorities to market any of our proposed products internationally, and we may be unable to obtain foreign regulatory approvals. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations can vary among countries and foreign regulatory authorities may require different or additional clinical trials than we conducted to obtain FDA approval for our product candidates. In addition, adverse clinical trial results, such as death or injury due to side effects, could jeopardize not only foreign regulatory approval, but may also lead to marketing restrictions in the United States. Our product candidates may also face foreign regulatory requirements applicable to controlled substances.


Our preclinical studies and clinical trials depend upon third-party researchers who are outside our control.

   We depend upon third parties, such as independent investigators, collaborators and medical institutions, to conduct our preclinical studies and clinical trials under agreements with us. These third parties are not our employees and we cannot control the amount of time or resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators, including West Pharmaceutical Services, Inc. with respect to preclinical development of Fentonyl, fail to devote sufficient time and resources to our preclinical studies and clinical trials, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.


We rely exclusively on one party to formulate some of our product candidates and the loss of this party could harm our business.

   We currently rely on a single formulator, West Pharmaceutical, to formulate intranasal morphine for our clinical trials. Our agreement with West Pharmaceutical will expire on September 21, 2002. The parties meet regularly to discuss the status of the development programs and we submit to West Pharmaceutical biannual revised product plans, the scope and detail of which we believe are consistent with industry standards. In addition, West Pharmaceutical currrently supplies us intranasal morphine for use in our clinical trials. Although we believe that we can obtain morphine from alternative suppliers, we may be unable to obtain it on favorable terms, or at all. If we are unable to obtain sufficient supplies of morphine, our business would be seriously harmed. If any of our product candidates receives FDA approval, we expect to rely on one or more third-party contractors to supply our drugs. If our current or future third-party suppliers cease to supply the drugs in the quantity and quality we need to manufacture our drug candidates or if they are unable to comply with good manufacturing practice and other government regulations, the qualification of additional or replacement suppliers could be a lengthy process and there may not be adequate alternatives to meet our needs, which would negatively affect our business. We may not be able to obtain the necessary drugs used in our products in the future on a timely basis, if at all.


If our sole supplier of chitosan fails to provide us sufficient quantities, we may not be able to obtain an alternative supply on a timely or acceptable basis.

   We currently rely on a sole source for our supply of chitosan, a principal component of our intranasal morphine product candidate. Under our agreement with West Pharmaceutical, which will expire on September 21, 2002, we are required to purchase from West Pharmaceutical all of the chitosan required for use in our intranasal morphine clinical trials, subject to West Pharmaceutical's ability to supply the full amount we require. There are relatively few alternative sources of supply for chitosan and we may not be able to obtain a sufficient supply of chitosan from West Pharmaceutical or other suppliers, or at all. We may also not be able to find alternative suppliers in a timely manner that would provide chitosan at acceptable quantities and prices. Any interruption in the supply of chitosan would disrupt our ability to manufacture intranasal morphine and could have a material adverse effect on our business.

We have no experience selling, marketing or distributing products and no internal capability to do so.

   We currently have no sales, marketing or distribution capabilities. In order to commercialize our products, if any are approved, we intend to develop internal sales, marketing and distribution capabilities to target particular markets for our products, as well as make arrangements with third parties to perform these services for us with respect to other markets for our products. We may not be able to establish these capabilities internally or hire marketing and sales personnel with appropriate expertise to market and sell our products, if approved. In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

   If we enter into any collaborative arrangements for the marketing or sale of our products, our product revenues are likely to be lower than if we marketed and sold our products ourselves. In addition, any revenues we receive would depend upon the efforts of our collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations, their inability to comply with regulatory requirements or other factors outside of our control. Depending upon the terms of our collaboration, the remedies we have against an under-performing collaborator may be limited. If we were to terminate a relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

We are faced with intense competition and rapid technological change, which may make it more difficult for us to achieve significant market penetration. If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

   The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others which use opioids and NSAIDs as pain management. If our competitors' existing products or new products are more effective than or considered superior to our future products, the commercial opportunity for our product candidates will be reduced or eliminated. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. We face competition from fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. If we are successful in penetrating the market for pain treatment with our product candidates, other companies may be attracted to the market. Many of our competitors have opioid or NSAID painkillers already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, are larger than we are and have substantially greater financial, technical, research, marketing, sales, distribution and other resources than we do. Our competitors may develop or market products that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approvals, and introduce and commercialize products before we do. These developments could have a significant negative effect on our financial condition. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, we may be unable to compete effectively.

   Our success, competitive position and future revenues will depend in part on our ability and the abilities of our third-party licensors to obtain and maintain patent protection for our products, methods, processes and other technologies and to preserve our trade secrets.

   To date, we have licenses to certain patent rights, including rights under U.S. patents and U.S. patent applications and under foreign patents and patent applications, related to our product candidates. We anticipate filing additional patent applications both in the United States and in other countries, as appropriate. The procedures for obtaining an issued patent in the United States and in most foreign countries are complex. These procedures require an analysis of the scientific technology related to the invention and many legal issues. Accordingly, we expect that the examination of our patent applications will be complex and time consuming. We do not know when, or if, we will obtain additional issued patents for our technologies.

   We cannot predict whether or not:

   o any additional patents will issue and the degree and range of protection they will afford us against competitors,

   o others will obtain patents claiming aspects similar to those covered by our patents and patent applications,

   o we will need to initiate litigation or administrative proceedings regarding our patents, which may be costly whether we win or lose or

   o third parties will find ways to challenge, invalidate or otherwise circumvent our patent rights that we currently hold or license.

   The degree and range of protection afforded by any of our licensed patents, as with all patents, is defined by the breadth of the claims of the patent.
As the components of our product candidates are commercially available to third parties, it is possible that competitors may design formulations, propose dosages, or develop methods or routes of administration with respect to these components that would be outside the scope of the claims of one or more, or of all, of our licensed patents. This would enable their products to effectively compete with our product candidates.

   We may have to institute costly legal action to protect our intellectual property rights. We may not be able to afford the costs of enforcing our intellectual property rights. Consequently, we do not know how much, if any, protection our patents will provide. A third party might request a court to rule that our patents are invalid or unenforceable. In such a case, even if the validity and enforceability of our patents were upheld, a court might hold that the third party's actions do not infringe our patent.

   The laws of some countries may not protect our intellectual property rights to the same extent as U.S. laws. For example, methods of treating humans are not patentable subject matter in many countries outside of the United States. It may be necessary or useful for us to participate in proceedings to determine the validity of our foreign patents or those of our competitors, which could result in substantial cost and divert our efforts and attention from other aspects of our business. These and other issues may limit the patent protection we will be able to secure outside of the United States.

   Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions, we also rely on trade secret protection and confidentiality agreements, in addition to patents. However, trade secrets are difficult to protect. To this end, we require all of our employees, consultants, advisors and contractors to enter into agreements that prohibit the disclosure of our trade secrets and other confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, or if third parties independently discover our trade secrets or proprietary information, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

   Technology licensed to us by others, or in-licensed technology, is important to our business. We may not control the patent prosecution, maintenance or enforcement of some of our in-licensed technology. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our internally developed technologies. Moreover, our rights to in-licensed technology could be terminated under the terms of our license agreements, including upon a default by us. If such a default were to occur under any of these agreements, we could lose our rights to the in-licensed technologies or other products that are the subject of that agreement, including our rights to continue to develop that technology. The loss of these technologies, products or rights could harm our business.

A dispute regarding the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be costly and result in delays in our research and development activities.

   Our success, competitive position and future revenues will also depend in part on our ability to operate without infringing on or misappropriating the
proprietary rights of others.   Since our product candidates contain
components that are well known and that have been in use by other companies, our product candidates could infringe the proprietary rights of third parties. We are aware of one third party who could allege that certain uses of our product candidates infringe its proprietary rights. We do not intend to market our products for such uses, nor are we aware of any such uses currently in practice, but we may not be able to avoid claims or liability with respect thereto because we cannot prevent others from using our products for such uses in the future.

   Many of our employees and consultants were, and many of our consultants may currently be, parties to confidentiality agreements with other companies. While our confidentiality agreements with these employees and consultants require that they do not bring to us, or use without proper authorization, any third party's proprietary technology, if they violate their agreements, we could suffer claims or liabilities.

   If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

   o obtain licenses, which may not be available on commercially reasonable terms, if at all,

   o redesign our products or processes to avoid infringement,

   o stop using the subject matter claimed in the patents held by others,

   o pay damages or

   o defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

We may not successfully manage our growth.


   Our success will depend upon the expansion of our operations and the effective management of our growth. We expect to experience significant growth in the scope of our operations and the number of our employees. If we grow significantly, such growth will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems, internal controls and infrastructure and hire and train additional qualified personnel. Our future success is heavily dependent upon growth and acceptance of our future products. If we are unable to scale our business appropriately or otherwise adapt to anticipated growth and new product introduction, our business and financial condition will be harmed.


We depend upon Paramount Capital Investments, LLC for all of our current infrastructure-related administrative services and office support and equipment.

   Paramount Capital Investments, LLC, an affiliate of one of our principal stockholders, currently provides all of our office space, some members of our management and employees and certain administrative and legal assistance at no cost to us. Paramount also provides us with computer hardware and software and services related to the development, management and maintenance of our internal data and file storage, as well as office equipment. The estimated fair value of the assistance provided by Paramount to us totaled $481,299 for the twelve months ended December 31, 2001, which has been reflected in the accompanying financial statements as an expense in that period with a corresponding deemed capital contribution. We currently do not have an agreement in place with Paramount governing all aspects of this relationship. We do, however, have an agreement in place with Paramount under which Paramount has waived any claim for reimbursement for such assistance, and will continue to waive any claim for reimbursement for any assistance provided to us through the end of the third quarter of 2002. If Paramount fails to provide assistance to us, we will need to obtain similar services from a third party or develop an internal infrastructure for similar services in order to operate our business. We also have an agreement with Paramount under which Paramount assigned to us all rights in all proprietary technology and information developed with the assistance of Paramount. In addition, we have an agreement stating that Paramount will maintain our proprietary information in confidence for a period of ten years from the date they receive such proprietary information. Due to the existing arrangements, Paramount may be able to exert influence over our business and affairs.

We currently have no permanent facilities.

   We currently share office space with Paramount Capital Investments on a rent-free and informal basis. We do not have any contractual rights to continue that arrangement. We currently have an agreement in place with Paramount under which Paramount has waived any claim for reimbursement for any payments regarding this arrangement, and will continue to waive any claim for reimbursement for any similar payments through the end of the third quarter of 2002. In order to succeed, we will need to lease our own facilities at some point in the future. If we are unable to acquire these facilities on acceptable terms, or at all, our business will be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

   Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely effect our business and financial condition.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.


   We are highly dependent on Dr. Leonard Firestone, our Chief Executive Officer and Chief Medical Officer, as well as other executive officers, including Douglas A. Hamilton, our Chief Operating Officer and Chief Financial Officer, Dr. Fred Mermelstein, our President, and Dr. Randi Albin, our Chief Scientific Officer. We have entered into an employment agreement with Dr. Firestone that will become effective upon the closing of this offering. In addition, Dr. Mermelstein devotes only approximately 48% of his business time to us and the remainder to Paramount Capital Investments. We do not have "key person" life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales, if any, and diversion of management resources, which could adversely affect our operating results.


   In addition, we rely on members of our scientific advisory board and clinical advisors to assist us in formulating our research and development strategy. All of the members of our scientific advisory board and our clinical advisors have other jobs and commitments that may limit their availability to work with us.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

   We will need to hire additional qualified personnel with expertise in preclinical studies, clinical research and trials, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the New York City area, is intense, and we may not be able to hire sufficient personnel to support our efforts.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

   The testing and marketing of medical products entail an inherent risk of product liability. Although side effects from our clinical trials thus far have been limited to symptoms known to be associated with these medications, such as dysphoria, which is a feeling of malaise, and nausea, we may be held liable if any more serious adverse reactions from the use of our product candidates occurs. Our product candidates involve a new method of delivery for potent drugs that require greater precautions to prevent unintended use, especially since they are designed for patients' self-use rather than being administered by medical professionals. For example, the FDA may require us to develop a comprehensive risk management program for our product candidates to reduce the risk of improper patient selection, diversion and abuse. The failure of these measures could result in harmful side effects or death. As a result, consumers, regulatory agencies, pharmaceutical companies or others might make claims against us. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. We, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate if any claim arises.

                         Risks Related To The Offering

Our stock price could be volatile and the value of your investment could decline.

   After this offering, you may not be able to resell your shares at or above the initial public offering price. The trading price for our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

   o publicity regarding actual or potential clinical results relating to products under development by our competitors or us,

   o delay or failure in initiating, completing or analyzing preclinical studies or clinical trials or unsatisfactory design or results of these tests,

   o achievement or rejection of regulatory approvals by our manufacturers, suppliers, distributors, competitors or us,

   o announcements of technological innovations or new commercial products by our competitors or us,

   o developments concerning proprietary rights, including patents,

   o developments concerning our collaborations,

   o regulatory developments in the United States and foreign countries,

   o economic or other crises and other external factors,

   o period-to-period fluctuations in our revenue and other results of operations,

   o changes in financial estimates by securities analysts, and

   o sales of our common stock.

   We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

   In addition, the stock market in general, and the Nasdaq National Market and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

We are at risk of securities class action litigation due to our expected stock price volatility.

   In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Due to the expected volatility of our stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

An active trading market for our common stock may not develop.

   Before this offering, there was no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. We will determine the initial public offering price of our common stock based on negotiations between the representatives of the underwriters and our management concerning the valuation of our common stock, and this price may not be indicative of future market prices. The public market may not agree with or accept this valuation. The factors to be considered in determining the initial public offering price of our common stock, in addition to prevailing market conditions, include:

   o estimates of our business potential and earnings prospects,

   o an assessment of our management, and

   o the consideration of these factors in relation to market valuations of companies in related businesses.

Because our directors, management and affiliates will retain significant control over us after this offering, they could control our actions in a manner that conflicts with our interests and the interests of our stockholders.


   We anticipate that our officers, directors and individuals or entities affiliated with our directors, including our largest stockholder, will beneficially own approximately 39.9% of our outstanding common stock as a group after this offering closes. Acting together, these stockholders would be able to exercise significant influence over all matters that our stockholders vote upon, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in our control and may make some transactions more difficult or impossible to complete without the support of the stockholders.



We will be subject to the anti-takeover provisions of the Delaware General Corporation Law, which regulates corporate acquisitions and we have other anti-takeover provisions that may make it difficult for a third party to acquire us.


   Delaware law will prevent us from engaging, without the approval of our board of directors, or two-thirds of our stockholders, in transactions with any stockholder that controls, together with its affiliates, 15% or more of our outstanding common stock for three years following the date on which the stockholder first acquired 15% or more of our outstanding common stock. The anti-takeover provisions of our charter documents, including, among other things, division of our board into three classes serving staggered terms and our board's ability to issue up to 5,000,000 shares of preferred stock, and of the Delaware General Corporation Law are likely to discourage potential acquisition proposals and delay or prevent a transaction resulting in a change in control.


If a large number of shares of our common stock are sold after this offering, the market price of our common stock could decline.

   If our stockholders sell substantial amounts of common stock in the public market, including shares that we may issue upon the exercise of outstanding options and warrants, the market price of our common stock could decline. This could also impair our ability to raise additional capital through the sale of our equity securities. After this offering, we will have 20,645,327 shares of common stock outstanding or, if the underwriters exercise their over-allotment option in full, 21,485,327 shares of common stock outstanding. Of these shares, the shares sold in this offering will be freely tradeable. The remaining 15,045,327 shares are "restricted shares" and will become eligible for sale in the public market at various times after 180 days after the date of this prospectus, subject to the limitations and other conditions of Rule 144 under the Securities Act.


   In addition, after this offering, the holders of approximately 6,646,635 shares of common stock and warrants to purchase approximately 635,090 shares of common stock will have registration rights with respect to these shares, allowing these stockholders to sell these shares in the market simultaneously with any further public offerings by us of our equity securities.


You will suffer immediate and substantial dilution because the net tangible book value of shares purchased in this offering will be substantially lower than the initial public offering price.

   The initial public offering price of the shares of common stock in this offering will significantly exceed the pro forma as adjusted net tangible book value per share of our common stock. Any shares of common stock that investors purchase in this offering will have a pro forma as adjusted net tangible book value per share of $6.50 per share less than the initial public offering price paid, assuming an initial public offering price per share of $9.00. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of your investment.

You may suffer additional dilution if current options or warrants are exercised.

   We have issued options and warrants to acquire our common stock at prices significantly below the initial public offering price of our common stock in this offering. When any of these options or warrants are exercised, you will incur additional dilution. Upon the completion of certain milestones and upon mutual agreement of the parties, Dr. Stuart Weg, one of our licensors, and West Pharmaceutical may receive a cash or stock payment from us. If West Pharmaceutical receives our stock, we will be required to issue the stock at its then fair market value. If Dr. Weg receives our stock, we will be required to issue the stock at the average closing price for our shares of common stock for the ten consecutive trading days immediately preceding the achievement of such milestones. In addition, upon the completion of certain milestones, Shimoda Biotech (Proprietary) Ltd. and Farmarc Netherlands B.V. (Registration No. 2807216) may elect to receive a cash or stock payment from us. If Shimoda and Farmarc receive our stock, we will be required to issue the stock at the initial public offering price. If any of these stock payments occur, you will incur additional dilution. To the extent we raise additional capital by issuing equity securities in the future, you and our other stockholders may experience dilution and future investors may be granted rights superior to those of our current stockholders.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections entitled "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ, perhaps materially, from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

   o our product development efforts,

   o anticipated operating losses and capital expenditures,

   o anticipated regulatory filing dates and clinical trial initiation dates,

   o our estimates regarding our capital requirements and our needs for additional financing,

   o our estimates for future revenues and profitability,

   o our selection and licensing of product candidates,

   o our ability to attract partners with acceptable development, regulatory and commercialization expertise,

   o the benefits to be derived from corporate collaborations, license agreements and other collaborative efforts, including those relating to the development and commercialization of our product candidates, and

   o sources of revenues and anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts for the development and commercialization of our product candidates, and the continued viability and duration of those agreements and efforts.

   In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

   Market data and forecasts used in this prospectus, including, for example, estimates of the size and growth rates of the pain management market, have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

   You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

   We estimate that the net proceeds we will receive from the sale of
5.6 million shares of common stock, before payments to Shimoda Biotech (Proprietary) Ltd. and Farmarc Netherlands B.V. (Registration No. 2807216), will be approximately $44.9 million, or approximately $51.9 million if the underwriters fully exercise their over-allotment option, in each case assuming an initial public offering price of $9.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

   The principal purposes of this offering are to increase funds available for:

   o research and development activities, including clinical trials, which we estimate could approximate $35.0 million,

   o milestone and other payments payable under our strategic agreements, including a minimum of $1.0 million and a maximum of $2.0 million in the aggregate payable to Shimoda and Farmarc upon the closing of this offering, which payment will be $1.0 million assuming an initial public offering price of $9.00 per share,

   o working capital, and

   o other general corporate purposes.

   The amount and timing of our actual expenditures will depend on numerous factors, including the progress of our research and development activities and clinical trials, the number and breadth of our product development programs, our ability to establish and maintain corporate collaborations and other arrangements and the amount of cash, if any, generated by our operations. In addition, a portion of the net proceeds may be used for the acquisition of businesses, products and technologies that are complementary to our own. We are not currently engaged in any negotiations to acquire any other company. We will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending application of the net proceeds as described above, we intend to invest the remaining net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared nor paid any cash dividends on our common stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

                                 CAPITALIZATION

   The following table describes our capitalization as of December 31, 2001:

   o on an actual basis,

   o on a pro forma basis to give effect to the automatic conversion, on approximately a 1.0161-for-one basis, of 5,004,116 shares of our outstanding series A and series B convertible preferred stock into 5,084,900 shares of our common stock upon the closing of this offering,

   o on a pro forma as adjusted basis to give effect to:

    o the sale of 5,600,000 shares of common stock by us in this offering at an assumed initial offering price of $9.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us,

    o the payment by us of a minimum of $1.0 million and a maximum of $2.0 million to Shimoda and Farmarc upon the closing of this offering in connection with a licensing agreement, which payment will be $1.0 million assuming an initial public offering price of $9.00 per share.


                                                                                                      As of December 31, 2001
                                                                                                -----------------------------------
                                                                                                                         Pro Forma
                                                                                                 Actual     Pro Forma   as Adjusted
                                                                                                --------    ---------   -----------
                                                                                                (in thousands, except share and per
                                                                                                            share data)
Convertible preferred stock, $0.001 par value per share, 6,500,000 shares authorized,
  5,004,116 shares issued and outstanding, actual, no shares issued and outstanding, pro
  forma and pro forma as adjusted...........................................................    $ 18,795    $             $
                                                                                                --------    --------      --------
Stockholders' (deficit) equity:
  Undesignated preferred stock, $0.001 par value per share,
          shares authorized, none issued and outstanding....................................
  Common stock, $0.001 par value per share, 21,500,000 shares authorized, 9,960,427 shares issued and outstanding, actual, 15,045,327 shares issued and outstanding, pro forma,
   20,645,327 shares issued and outstanding, pro forma as adjusted..........................          10          15            21
  Additional paid-in capital................................................................      21,615      40,405        84,271
  Deficit accumulated during the development stage..........................................     (32,767)    (32,767)     (32,767)
                                                                                                --------    --------      --------
   Total stockholders' (deficit) equity.....................................................     (11,142)      7,653        51,525
                                                                                                --------    --------      --------
    Total capitalization....................................................................    $  7,653    $  7,653      $ 51,525
                                                                                                ========    ========      ========


   The above table excludes:

   o 1,367,101 shares of common stock issuable upon exercise of options outstanding as of December 31, 2001 at a weighted average exercise price of $3.93 per share,

   o 406,456 shares of common stock issuable upon exercise of options granted on February 25, 2002 at a weighted average exercise price of $5.46,

   o 925,000 shares of common stock issuable upon exercise of options to be granted on or prior to the closing of this offering at an exercise price equal to the initial public offering price,

   o 624,146 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2001 at a weighted average exercise price of $2.58 per share, and

   o 442,395 shares of common stock issuable upon the exercise and assumed conversion of 15.83 unit purchase options, which entitle each holder to purchase 395,788 shares of our series A convertible preferred stock (convertible into 402,177 shares of common stock) at $4.40 per share and a warrant to purchase 40,218 shares of our common stock at $3.94 per share.

                                    DILUTION


   The historical net tangible book value (deficit) as of December 31, 2001 was approximately $(11.9) million, or $(1.20) per share of common stock.
Historical net tangible book value (deficit) represents the amount of our total assets less the aggregate of prepaid offering costs, convertible preferred stock and total liabilities. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding at December
31, 2001. The pro forma net tangible book value as of December 31, 2001 was approximately $6.9 million, or $0.46 per share of common stock. Pro forma net tangible book value represents the amount of our historical net tangible book (deficit) adjusted to give effect to the conversion of all shares of series A and series B convertible preferred stock into an aggregate of 5,084,900 shares of common stock, which will occur upon the closing of this offering. After giving effect to the issuance and sale by us of the shares of common stock offered by this prospectus at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discount and estimated offering expenses and an estimated payment by us of $1.0 million due to Shimoda and Farmarc upon completion of this offering in connection with a licensing agreement, our pro forma as adjusted net tangible book value as of December 31, 2001 would have been approximately $51.5 million, or approximately $2.50 per share. This represents an immediate increase in the historical net tangible book value of $2.04 per share to existing stockholders and immediate dilution of $6.50 per share to new investors participating in this offering, which is illustrated by the following table:





      Assumed initial public offering price per share .............              $9.00
                                                                                 -----
       Historical net tangible book value (deficit) per share as
         of December 31, 2001......................................    $(1.20)
       Impact of conversion of shares of series A and series B
         convertible preferred stock into shares of common stock...      1.66
                                                                       ------
       Pro forma net tangible book value per share ................       .46
       Increase per share attributable to this offering ...........      2.04
                                                                       ------
      Pro forma as adjusted net tangible book value per share
       after this offering ........................................               2.50
                                                                                 -----
      Dilution per share to new investors participating in this
       offering ...................................................              $6.50
                                                                                 =====


   Assuming the exercise in full of the underwriters' over-allotment option, our pro forma as adjusted net tangible book value as of December 31, 2001 would have been approximately $58.5 million, or approximately $2.72 per share. This represents an immediate increase in the historical net tangible book value (deficit) of $3.92 per share to existing stockholders and immediate dilution of $6.28 per share to new investors participating in this offering.

   The following table sets forth, on a pro forma as adjusted basis as of December 31, 2001, the differences between the total cash consideration paid and the average price per share paid by existing stockholders and new investors participating in this offering with respect to the number of shares of our common stock purchased from us based on an assumed initial public offering price of $9.00 per share:

                                                                 Shares Purchased       Total Consideration
                                                                --------------------    ---------------------   Average Price
                                                                 Number      Percent      Amount      Percent     Per Share
                                                               ----------    -------   -----------    -------   -------------
      Existing Stockholders ................................   15,045,327       73%    $21,561,210       30%        $1.43
      New Investors ........................................    5,600,000       27      50,400,000       70          9.00
                                                               ----------      ---     -----------      ---
          Totals ...........................................   20,645,327      100%    $71,961,210      100%
                                                               ==========      ===     ===========      ===


   The foregoing discussion and tables assume no exercise of any stock options or warrants and no issuance of shares reserved for future issuance under our equity plans. As of December 31, 2001, there were 9,960,427 shares outstanding, which excludes:

   o 1,367,101 shares of common stock issuable upon exercise of options then outstanding at a weighted average exercise price of $3.93 per share,

   o 406,456 shares of common stock issuable upon exercise of options granted on February 25, 2002 at a weighted average exercise price of $5.46,

   o 925,000 shares of common stock issuable upon exercise of options to be granted on or prior to the closing of this offering at an exercise price equal to the initial public offering price,

   o 624,146 shares of common stock issuable upon exercise of warrants then outstanding at a weighted average exercise price of $2.58 per share, and

   o 442,395 shares of common stock issuable upon the exercise and assumed conversion of 15.83 unit purchase options, which entitle each holder to purchase 395,788 shares of our series A convertible preferred stock (convertible into 402,177 shares of common stock) at $4.40 per share and a warrant to purchase 40,218 shares of common stock at $3.94 per share.

   To the extent that any of these options or warrants is exercised, your investment will be further diluted. In addition, we may grant additional options or warrants or issue other equity securities in the future that may be dilutive to investors in this offering.

                            SELECTED FINANCIAL DATA

   You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. The selected financial data presented below as of December 31, 2000 and 2001, for each of the three years in the period ended December 31, 2001 and for the period from February 23, 1998 (inception) to December 31, 2001 are derived from our financial statements, which are included elsewhere in this prospectus and which have been audited by PricewaterhouseCoopers LLP. The selected financial data presented below as of December 31, 1998 and 1999 and for the period from February 23, 1998 (inception) to December 31, 1998 have been derived from our audited financial statements that are not included in this prospectus.


                                                                   Period from                                         Period from
                                                                   February 23,               Year Ended              February 23,
                                                                       1998                  December 31,                 1998
                                                                  (inception) to    ------------------------------   (inception) to
                                                                   December 31,                                       December 31,
                                                                       1998          1999       2000        2001          2001
                                                                  --------------   -------    --------    --------   --------------
                                                                                (in thousands, except per share data)
Statement of Operations Data:
Revenues:
 Government grants............................................        $   --       $    --    $    306    $    882      $  1,188
                                                                      ------       -------    --------    --------      --------
Operating expenses:
 Research and development (1)(2)..............................           207           665      21,833       7,009        29,714
 General and administrative (3)...............................           257           312       1,353       2,286         4,208
 Depreciation.................................................            --            --           1           3             4
                                                                      ------       -------    --------    --------      --------
 Total operating expenses.....................................           464           977      23,187       9,298        33,926
                                                                      ------       -------    --------    --------      --------
 Operating loss...............................................          (464)         (977)    (22,881)     (8,416)      (32,738)
Interest (expense) income, net................................            (6)         (229)       (143)        349           (29)
                                                                      ------       -------    --------    --------      --------
Net loss......................................................          (470)       (1,206)    (23,024)     (8,067)      (32,767)
Deemed dividend related to beneficial conversion feature of
  Series B convertible preferred stock........................            --            --          --      (3,560)       (3,560)
                                                                      ------       -------    --------    --------      --------
Net loss attributable to common stockholders..................        $ (470)      $(1,206)   $(23,024)   $(11,627)     $(36,327)
                                                                      ======       =======    ========    ========      ========
Net loss per share attributable to common stockholders:
 Basic and diluted............................................        $(0.11)      $ (0.28)   $  (3.93)   $  (1.20)
                                                                      ======       =======    ========    ========
 Weighted average shares......................................         4,236         4,310       5,859       9,725
                                                                      ======       =======    ========    ========
Pro forma net loss per share attributable to common
  stockholders: (4)
 Basic and diluted............................................                                            $  (0.84)
                                                                                                          ========
 Weighted average shares......................................                                              13,807
                                                                                                          ========

---------------
(1) Includes non-cash expense of $3 for the period from February 23, 1998 (inception) to December 31, 1998, $29 for the year ended December 31, 1999, $18,614 for the year ended December 31, 2000, and $72 for the year ended December 31, 2001.

(2) For the year ended December 31, 2000, includes costs associated with the acquisition of a license agreement valued at approximately $18,614 in connection with our merger with Pain Management.

(3) Includes non-cash expense of $87 for the period from February 23, 1998 (inception) to December 31, 1998, $220 for the year ended December 31, 1999, $857 for the year ended December 31, 2000 and $409 for the year ended December 31, 2001.
(4) Pro forma net loss per share data presented above assume that the historical per share data are adjusted to reflect the conversion of all outstanding shares of series A and series B convertible preferred stock into common stock, on a weighted average basis, as if they had been converted on the respective dates of issuance. Pro forma net loss per share data for the period from February 23, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 have been intentionally omitted.


                                                                                                    As of December 31,
                                                                                           -------------------------------------
                                                                                          1998      1999       2000       2001
                                                                                          -----   -------    -------    --------
                                                                                                      (in thousands)
Balance Sheet Data:
  Cash and cash equivalents...........................................................    $  49   $   253    $10,084    $  7,744
  Working capital (deficit)...........................................................     (379)   (1,268)    10,175    $  6,805
  Total assets........................................................................       49       398     10,498    $  8,845
  Convertible preferred stock.........................................................       --        --     13,775    $ 18,795
  Stockholders' (deficit).............................................................     (379)   (1,136)    (3,556)   $(11,142)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   You should read the following discussion in conjunction with our financial statements, the related notes and other financial information appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   We have devoted substantially all of our resources since we began our operations in February 1998 to the development of proprietary pharmaceutical products for the treatment of pain. We are a development stage pharmaceutical company and have not generated any revenues from product sales. We have not been profitable and, since our inception, we have incurred an accumulated net loss attributable to our common stockholders of approximately $36.3 million through December 31, 2001. These losses have resulted principally from costs incurred in research and development activities, including acquisition of technology rights and general and administrative expenses. We expect to incur additional operating losses until such time as we generate sufficient revenue to offset expenses and may never achieve profitable operations.

   Research and development, manufacturing and marketing costs will continue to increase as we advance our product candidates and prepare for the commercialization of our products pending regulatory approval.


   Since our inception, we have incurred approximately $29.7 million of research and development costs. The major research projects undertaken by us include intranasal ketamine, morphine and fentanyl. Total research and development costs incurred to date for each of these products was approximately $3.1 million, $6.6 million and $0.8 million, respectively.
We have also recently commenced research on a new product candidate, intravenous diclofenac. In addition, there was approximately $0.6 million of research and development costs incurred since inception which do not relate to our major research projects and we incurred a charge of approximately
$18.6 million related to our merger with Pain Management, Inc. and the acquisition of a licensing agreement. For various reasons, many of which are outside our control, including timing and results of our clinical trials, obtaining regulatory approval and dependence on third parties, we cannot estimate the total remaining costs to be incurred to commercialize our products, nor is it possible to estimate when, if ever, any of our products will be approved by regulatory agencies for commercial sale. In addition, we may experience adverse results in the development of our products, which could result in significant delays in obtaining approval to sell our products, additional costs to be incurred to obtain regulatory approval or failure to obtain regulatory approval. In the event any of our product candidates were to experience setbacks, it would have a material adverse effect on our financial position and operating results. Even if we successfully complete developments and obtain regulatory approval of one or more of our products, failure of physicians and patients to accept our products as a safe, cost-effective alternative compared to existing products would have a material adverse effect on our business.


   In June 2000, we issued 5,080,717 shares of our common stock to our founders. In September 2000, in connection with our merger with Pain Management, Inc., we issued an aggregate of 4,648,220 shares of our common stock for the outstanding shares of Pain Management's common stock. At the time of the merger, the only asset held by us was a license agreement with West Pharmaceutical Services, Inc. We remained dormant until the merger and the execution of the license agreement. The merger was accounted for financial reporting purposes as the acquisition of a license agreement by the predecessor company and a reorganization with Innovative Drug Delivery Systems, Inc. as the surviving entity. As a result, our assets, liabilities and historic operating results prior to September 2000 are those of Pain Management. The fair value of the license agreement was determined to be approximately $18.6 million based on the then fair value of the common stock we issued. Since the licensed technology had not reached technological feasibility and had no alternative future use, the fair value of the consideration issued to obtain the license agreement was expensed as research and development at the time the merger closed.

   As of December 31, 2001, if certain defined events occur, we would be required to pay West Pharmaceutical in the future an aggregate of $11.25 million for research and development milestones, which include the filing of an NDA with the FDA for intranasal morphine, the approval of an NDA by the FDA and the first commercial sale of a licensed product. As of December 31, 2001, we had paid West $5.4 million in cash. The timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by the FDA. If the FDA imposes more stringent requirements on our clinical trials, the length and number of such trials may be increased resulting in additional research and development expenses.

   In addition, under the license agreement with Shimoda Biotech (Proprietary) Ltd., we are obligated to pay a license fee of $1.5 million to Shimoda, of which $550,000 was paid as of December 31, 2001. In addition, following completion of this offering, we are obligated to pay Shimoda and Farmarc Netherlands B.V. (Registration No. 2807216) an aggregate of 2% of the net proceeds from this offering, subject to a minimum payment of $1.0 million and a maximum payment of $2.0 million. Under this agreement, we are also obligated to pay to Shimoda an aggregate of $6.0 million upon the occurrence of specified developmental milestones, which include the filing of an NDA with the FDA for diclofenac, the approval of an NDA by the FDA and the first commercial sale of a licensed product and pay a royalty based upon our and our sublicensees' sales of products. The timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by the FDA. If the FDA imposes more stringent requirements on our clinical trials, the length and number of such trials may be increased resulting in additional research and development expenses.


   In addition, under the license agreement with Dr. Weg, we are obligated to make aggregate milestone payments of approximately $1.6 million, of which $300,000 was paid as of December 31, 2001, upon the earlier of certain defined dates ranging from August 2003 to November 2004 or satisfaction of certain clinical and regulatory milestones, which include the filing of an NDA with the FDA for ketamine, the approval of an NDA by the FDA and the first commercial sale of a licensed product. The timing of the remaining milestones, which total approximately $1.3 million, is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by the FDA. If the FDA imposes more stringent requirements on our clinical trials, the length and number of such trials may be increased resulting in additional research and development expenses.

Non-Cash Expense, Beneficial Conversion Feature and Financial Support Provided by a Principal Stockholder


   Since our inception, we have issued stock or granted stock options or warrants to non-employee lenders and consultants for which we recorded non-cash expense of approximately $93,000 in 1999 and $708,000 in 2000.


   In December 2001, we issued 989,991 shares of series B preferred stock in consideration of gross proceeds of approximately $5.5 million. The series B conversion price represented a discount from the estimated fair value of our common stock at the time of issuance. Accordingly, the discount amount is considered incremental yield to the preferred stockholders and has been accounted for as a deemed dividend to preferred stockholders. Based on the conversion terms of the series B stock, a deemed dividend of approximately $3.6 million has been added to the net loss applicable to common stockholders in the year ended December 31, 2001.

   Since our inception, Paramount Capital Investments, LLC has provided us with office space, industry expertise, financial support and certain administrative and legal assistance at no cost to us. Paramount Capital Investments is an affiliate of Paramount Capital, Inc., which, in turn, is affiliated with one of our principal stockholders. Paramount Capital is an integrated, privately held, full-service investment banking firm specializing in private placements of equity and debt securities for publicly traded and privately held biotechnology and biopharmaceutical companies. Paramount's assistance has allowed us to focus our available cash resources almost exclusively on product development and has reduced our cash burn rate through in-kind overhead contributions.

   The estimated fair value of Paramount's assistance has been reflected in the accompanying financial statements as an expense in the period benefited with a corresponding deemed capital contribution. The estimated fair value of the financial assistance totaled $89,531 for the period from February 23, 1998 (inception) to December 31, 1998, $155,917 for the year ended December 31, 1999, $163,376 for the year ended December 31, 2000 and $481,299 for the year ended December 31, 2001.

Results of Operations

   Revenues. With the exception of revenues derived from government grants, we have generated no operating revenues since our inception and do not expect operating revenues for the foreseeable future. In the second half of 2000, we were awarded a $1.2 million research and development grant for intranasal ketamine from the Department of Defense, or DOD, payable monthly from October 1, 2000 to October 31, 2003. Also in 2000, we were awarded a $298,000 research and development grant from the National Institutes of Health, or NIH, for intranasal ketamine. The DOD and NIH grants are billed monthly as costs are incurred.

   Research and Development Expenses. Research and development expenses consist primarily of salaries and related expenses for personnel, materials and supplies used to develop our product candidates. Other research and development expenses include compensation paid to consultants and outside service providers and the costs to license acquired technologies that have no alternative future use. We expense research and development costs as incurred. We expect that we will continue to incur significant research and development expenses in the future.

   General and Administrative Expenses. General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology and human resource functions. Other costs include facility costs and professional fees for legal and accounting services.

   Interest Income and Expense. Interest income consists of interest earned on our cash and cash equivalent balances. Interest expense consists of interest incurred on loans.

Years Ended December 31, 2000 and 2001

   Revenues. Grant revenue increased from $306,035 for the year ended December 31, 2000 to $882,358 for the year ended December 31, 2001. The increase is attributable to grant revenue resulting from an increase in resources dedicated to fulfilling our obligations under the DOD and NIH grants.

   Research and Development Expenses. Research and development expenses decreased from approximately $21.8 million for the year ended December 31, 2000 to approximately $7.0 million for the year ended December 31, 2001. The decrease in research and development expense resulted primarily from an $18.6 million noncash charge we recorded for the year ended December 31, 2000 for the fair value of the license agreement purchased in connection with the merger with Pain Management. Excluding the non-cash charge, research and development expenses increased from approximately $3.2 million for the year ended December 31, 2000 to $7.0 million for the year ended December 31, 2001.

   This increase resulted from increased costs associated with the clinical development of our lead product candidates, intranasal ketamine and intranasal morphine. Four human clinical trials were active during the period, including two intranasal ketamine Phase II clinical trials and two intranasal morphine Phase I clinical trials. Our consulting expenses also increased as a result of increased clinical activity associated with protocol development, regulatory management and report finalization.

   General and Administrative Expenses. General and administrative expenses increased from approximately $1.4 million for the year ended December 31, 2000 to approximately $2.3 million for the year ended December 31, 2001. This increase resulted from the hiring of additional personnel and increased professional service fees. We expect general and administrative expenses to increase further as we hire additional personnel, lease our own facilities and separate our operations from Paramount.

   Interest Expense. Interest expense decreased from $320,533 for the year ended December 31, 2000 to zero for the year ended December 31, 2001. The decrease in interest expense was due to the repayment of

$475,000 of bank notes and $1.0 million of bridge notes during 2000 from the net proceeds of our September 2000 series A convertible preferred stock financing. We had no debt outstanding during 2001.

   Interest Income. Interest income increased from $177,490 for the year ended December 31, 2000 to $348,475 for the year ended December 31, 2001. The increase in interest income was primarily due to interest earned on the net proceeds raised from our September 2000 series A convertible preferred stock financing.

The Period from February 23, 1998 (inception) to December 31, 1998 and the Years Ended
December 31, 1999 and 2000

   Revenues. We generated no operating revenues during 1998 and 1999. We generated revenues of $306,035 in 2000 due to the commencement of projects funded by grants from the DOD in July 2000 and the NIH in September 2000.

   Research and Development Expenses. Research and development expenses increased from $206,618 in 1998 to $664,636 in 1999 and to $21.8 million in 2000. The increase in research and development expense from 1998 to 1999 resulted primarily from the license fee paid to West Pharmaceutical for entering into a license agreement for intranasal morphine and subsequent costs associated with initiation of the intranasal morphine development program. The increase in research and development expenses from 1999 to 2000 resulted primarily from costs associated with acquisition of a license agreement valued at approximately $18.6 million in connection with the merger with Pain Management.

   General and Administrative Expenses. General and administrative expenses increased from $256,980 in 1998 to $312,079 in 1999 and increased to $1.4 million in 2000. The increase in general and administrative expenses resulted primarily from the hiring of additional personnel, including senior level management, and costs associated with business development, consulting services related to market research, fundraising and travel. The increase in general and administrative expenses from 1998 to 1999 was due to the hiring of additional personnel. The increase in general and administrative expenses from 1999 to 2000 resulted primarily from non-cash compensation expenses of approximately $708,000 relating to options granted to non-employees and from an increase in the number of personnel from three employees in the first quarter of 1999 to seven employees in the fourth quarter of 2000 and related expenses necessary to support our growth.

   Interest Expense. Interest expense increased from $6,602 in 1998 to $239,092 in 1999 and $320,533 in 2000. The increase in interest expense from 1998 to 1999 and from 1999 to 2000 resulted from interest accrued on the bridge notes. Between April 1999 and July 2000, the bridge notes accrued interest at a rate of 12% per annum for the first 12 months and 15% per annum thereafter.

   Interest Income. Interest income increased from zero in 1998 to $10,572 in 1999 and $177,490 in 2000. The increase in interest income from 1998 to 1999 reflected interest earned from proceeds raised from $1.0 million of our bridge notes issued from April through July 1999. The increase in interest income from 1999 to 2000 reflected higher invested balances during 2000 due primarily to interest earned on the proceeds of our September 2000 series A convertible preferred stock financing.

Liquidity and Capital Resources

   As of December 31, 2001, we had cash and cash equivalents of approximately $7.7 million, and working capital was approximately $6.8 million.

   From inception through December 31, 2001, net cash used in operating activities was approximately $11.2 million. From inception through December 31, 2001, net cash used in investing activities was $75,702, primarily due to the acquisition of products, furniture and fixtures and office equipment, and the purchase of short-term investments. From inception through December 31, 2001, net cash provided by financing activities was $19.0 million. The principal source of cash was from equity and debt financings.

   We expect that our operating expenses and capital expenditures will increase in future periods as a result of increased preclinical studies and clinical trial activity, research and development and the anticipated commercialization of our product candidates, assuming we receive the necessary regulatory approvals. The initiation of commercial activities will require the hiring of additional staff to coordinate contract manufacturing services at multiple locations. Research and development expenditures, including clinical trials, are expected to increase as we continue to develop new product candidates.

   We also intend to hire additional research and development, clinical and administrative staff. Our capital expenditure requirements will depend on numerous factors, including the progress of our research and development programs, the time required to file and process regulatory approval applications, the ability to obtain additional licensing arrangements, and the demand for our product candidates, if and when approved by the FDA or other regulatory authorities. Our expenditures would also increase if we are required to pay Paramount or other third parties for administrative and other costs, including rent.


   In the event we achieve any of our milestones relating to morphine or fentanyl before March 31, 2003, our aggregate obligations under our agreements with West Pharmaceutical would be $2.5 million for morphine and $1.5 million for fentanyl. With respect to ketamine, we are also obligated to make aggregate payments before March 31, 2003 to Dr. Weg of $750,000. Based upon the timing of our trials and the FDA review process, we do not anticipate any other significant capital commitments relating to our license and development agreements in the next twelve months.


   We believe that our current cash and investment position will be sufficient to fund our operations and capital expenditures at least through the next 12 months.

Income Taxes

   As of December 31, 2001, we had approximately $12.6 million of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2018.

Recent Accounting Pronouncements

   In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." FAS 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. FAS 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. FAS 141 is effective for all business combinations initiated after June 30, 2001. The provisions of FAS 142 will be effective for fiscal years beginning after December 15, 2001 and will be adopted by us in 2002. We do not expect the adoption of FAS 141 or 142 to have any material impact on our financial statements.


   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objective of FAS 143 is to provide accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of FAS 143 are those that an entity cannot avoid as a result of either the acquisition, construction or normal operation of a long-lived asset. Components of larger systems also fall under FAS 143, as well as tangible long-lived assets with indeterminable lives. FAS 143 is required to be adopted on January 1, 2003. We do not expect the adoption of FAS 143 to have any material impact on our financial statements.

   In August 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of FAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect the adoption of FAS 144 to have any material impact on our financial statements.

Disclosure About Market Risk

   Our exposure to market risk is principally confined to our cash equivalents, all of which currently have maturities of less than three months. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The fair value of these securities approximates their cost.

   The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of December 31, 2001, we neither had any holding of derivative financial or commodity instruments, nor any foreign currency denominated transactions, and all of our cash and cash equivalents were in money market and checking funds.

                                    BUSINESS


   We are a specialty pharmaceutical company that applies proprietary technologies to develop new drugs and improved formulations of existing drugs for the prescription pain management market. We believe that our product candidates address unmet medical needs for breakthrough cancer pain, postoperative pain, lower-back pain, pain due to orthopedic injury, dental pain and pain due to other indications. We believe our product candidates offer a combination of enhanced pain relief, improved side effect profiles and faster onset of pain relief compared to currently available treatments.

Definition of Pain

   Pain is an unpleasant sensory and emotional experience. The sensation of pain can be caused by actual or potential tissue damage, such as that resulting from an injury or trauma, or may be the result of a disease.

Classifications of Pain

   How an individual feels pain is a complicated process that is carried out by the central nervous system. Each individual's perception of pain is a subjective and personal experience. In order to prescribe the appropriate medications for treatment, clinicians evaluate pain according to duration, intensity and cause. Duration describes the period of time over which pain impacts a patient's life before it is resolved. The intensity of pain directly impacts a patient's ability to perform routine, everyday activities, ranging from daily work to self-care. The cause of pain is linked to its underlying origin, whether it be the consequence of direct injury or an inflammatory process. The overall experience of pain is a combination of these three factors. Clinicians consider each of these factors, individually and collectively, when developing the therapeutic regimen most effective for patients.

Pain Categories

   The duration of pain can be categorized as either acute or chronic depending on its origin.

   Acute pain is typically brief in duration and eases of its own accord or after successful treatment of the underlying problem. Acute pain usually results from trauma or surgery.

   Episodic flare-ups of acute pain occurring on a background of treated, persistent pain may complicate chronic pain. These flare-ups are referred to as "breakthrough pain" and may be frequent and unpredictable.

   Chronic pain persists or recurs for prolonged periods and may last for a patient's lifetime despite the healing process. Some of the more common types of chronic pain are associated with cancer and other long-term conditions, including lower-back pain.

Pain Intensity

   The intensity of pain can be described as mild, moderate or severe.

   Mild pain generally does not affect the routines of daily life. Common examples of mild pain include muscular aches and mild headaches. Mild pain almost always responds to over-the-counter medications such as NSAIDs, including aspirin and acetaminophen.

   Moderate pain can affect an individual's daily life and can be debilitating. Common examples of moderate pain include pain from minor surgery or orthopedic injury. Such pain may require treatment with prescription pain medicines, typified by opioids, including morphine, and stronger NSAIDs, including ketorolac.

   Severe pain drastically interferes with even the simplest daily activities and undermines an individual's quality of life. Common examples of severe pain include pain resulting from serious underlying conditions, including cancer, major surgery or trauma. Treatment of severe pain requires the most potent medications, typically prescription opioid narcotics, including morphine and fentanyl, at very high doses.

Causes of Pain

   The causes of pain are classified as somatic, visceral and neuropathic. Each of these causes is differentiated by the tissue affected.

   Somatic pain results from injuries to skin, muscle, bone, or joint and is typically characterized as a sharp pain that is localized to an injured area. Somatic pain may be mild, moderate or severe in intensity, depending on the extent of the injury.

   Visceral pain is produced by injury, inflammation or stretching of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Visceral pain is usually moderate-to-severe in intensity, such as abdominal pain accompanying appendicitis or the passing of a kidney stone.

   Neuropathic pain is produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Cancer pain is one of the most common examples of neuropathic pain.

   The following table gives examples of how common indications of pain can be described using the classifications set forth above:

Indication                       Category                Intensity                               Cause
----------                       ---------               ----------                              -----
Breakthrough Cancer Pain    Acute                  Moderate-to-Severe                         Neuropathic
                            Episodes of
                            Chronic Pain
Postoperative Pain          Acute Pain             Mild-to-Severe                  Somatic, Visceral, or Neuropathic
Lower-Back Pain             Acute Pain             Mild-to-Severe                               Somatic
                            and Acute
                            Episodes of
                            Chronic Pain
Orthopedic Injury           Acute Pain             Mild-to-Severe                               Somatic
Dental Pain                 Acute Pain             Mild-to-Severe                               Somatic


Pain Management Market

   Pain is a serious health and economic problem. According to Front Line Strategic Management Consulting, Inc., the worldwide market for therapeutics to manage pain is expected to grow from $22 billion in 2000 to $30 billion in 2007. Over the past ten years, the healthcare industry has taken active measures that focus on the importance of pain management as a component of patient care. These measures include:

   o The designation of pain management as a recognized subspecialty for physicians by the American Board of Medical Specialties in 1991.

   o The 1994 publication by the Agency for Health Care Policy and Research, U.S. Department of Health and Human Services, or AHCPR, of guidelines for the treatment of breakthrough cancer pain recommending the administration of regularly scheduled analgesic doses as well as additional doses of breakthrough pain medication.

   o The requirement, as of 1999, for all U.S. hospitals and healthcare facilities to assess the adequacy of pain treatment for each patient on a regular basis in order to achieve accreditation by the Joint Commission on Accreditation of Healthcare Organizations.

   o The recommendation by the World Health Organization to increase the availability of opioids in order to meet demand for treatment of patients in pain.

Because of the increasing awareness of the importance of pain management by the healthcare industry, growth in the pain management market has been significant in recent years and is expected to continue. Additional factors that are contributing to the growth of the pain management market include:

   o population demographic shifts growing the target market population,

   o new therapies that have increased survival times for patients with chronic conditions,

   o increasing recognition of the therapeutic and economic benefits of effective pain management by physicians, healthcare providers and payors,

   o rapid market acceptance of new products with novel mechanisms of action, and

   o targeted markets that permit cost-effective selling and marketing.

   Left unmanaged, pain can significantly compromise an individual's quality of life. Drugs are a key element in the treatment of pain. The drugs most commonly used to treat acute, moderate-to-severe pain include strong opioids, such as morphine, and in the case of moderate pain, weaker opioids such as hydrocodone and oxycodone or stronger NSAIDs, such as ketorolac. Patients suffering from chronic, moderate-to-severe pain syndromes, such as cancer pain, often require long-term use of opioids that are typically prescribed in sustained- or extended-release formulations. Chronic pain is often treated with a combination of drugs, including sustained-release products, such as the fentanyl patch or sustained-release morphine, to treat the underlying baseline pain and immediate-release products, such as transmucosal fentanyl, or immediate release or intravenous morphine to treat episodic breakthrough pain.

   Based on information from The Analytica Group, the table below shows the total predicted market for several key pain indications, in order of total annual market size, that we believe our product candidates will address. These market projections are based on the estimated U.S. presenting population, which is the subset of the total population that seeks medical attention for the respective indication, for the year 2000. The cost of therapy for each indication is calculated by multiplying the estimated average daily cost of prescription pain medication for our product candidates by the number of therapy days. The total market for each indication is calculated by multiplying the U.S. presenting population by the cost of therapy.


                                             U.S. Presenting   Cost of Drug Therapy per
               Indication                      Population          Patient per Year        Total Annual Market
-----------------------------------------    ---------------   ------------------------    -------------------
                                                                                              (in millions)
Breakthrough Cancer Pain.................         792,690               $1,500                   $1,189
Postoperative Pain.......................      14,692,706                   60                      882
Lower-Back Pain..........................         627,654                  906                      569
Orthopedic Injury........................       4,676,761                   84                      393
Dental Pain..............................      21,600,000                   18                      389
                                               ----------               ------                   ------
   Total.................................      42,389,811                2,568                    3,422


   Breakthrough Cancer Pain

   The 2000 U.S. incidence rate of breakthrough cancer pain as determined by The Analytica Group and the American Cancer Society was estimated to be approximately 793,000 patients per year. It is estimated that more than 70% of cancer patients with advanced disease suffer from moderate-to-severe breakthrough pain and are treated for their conditions with a combination of short and long acting analgesics. On average, patients suffering from breakthrough pain experience three to four breakthrough episodes per day and require therapy for their condition for an average of 150 days per year. The current standard of care for breakthrough pain is the administration of as-needed, immediate-release oral opioids.

   Most patients with advanced cancer experience pain, and one out of five of such patients experience uncontrolled pain. The World Health Organization has established guidelines that recommend the appropriate medications that physicians should prescribe for the management of cancer pain. However, these guidelines do not address the limited treatment options available for patients who have uncontrolled, or breakthrough, pain.

   Breakthrough cancer pain is characterized by acute episodes of chronic moderate-to-severe, neuropathic pain that suddenly flares-up and does not respond to standard pain management treatments. This type of pain is particularly difficult to treat due to its severity, rapid onset and the unpredictable nature of its occurrence. Breakthrough pain may be further classified into three types: incident pain, spontaneous pain or pain occurring when the background pain management medication reaches the limits of its effectiveness. This latter type of breakthrough pain is also referred to as end of dose failure. Incident pain is usually precipitated by a voluntary action, such as movement. By comparison, an episode of breakthrough pain that is spontaneous in its origin is not associated with a precipitating event. Breakthrough pain associated with end of dose failure occurs more frequently near the end of a dosing interval for the standard pain management drug that the patient is using to control background pain.

   We believe that our product candidates, if approved, will provide an effective, alternative treatment for breakthrough pain.

   Postoperative Pain

   Postoperative pain is typically attributable to acute, mild-to-severe pain, can be somatic, visceral or neuropathic in cause, and is the direct result of a surgical procedure.

   The need for postoperative pain management depends in large part on the magnitude of the surgical trauma. Generally, the greater the magnitude of the surgery, the greater the postoperative discomfort. The choice of analgesic can be based on the invasiveness of the surgical procedure. Minor surgical procedures such as arthroscopy and breast biopsy are minimally invasive and produce minimal surgical trauma. These types of procedures are usually performed on an out-patient basis. Postoperative pain following minor surgical procedures is usually provided with oral or parenteral NSAIDs or a weak oral opioid for the management of breakthrough pain episodes.

   More invasive surgical procedures of an intermediate nature, such as hysterectomy, appendectomy and total joint replacement, require hospitalization for the management of postoperative pain. Intravenous patient-controlled analgesia, or PCA, with opioids is the therapy of choice for treating this patient population prior to discharge from the hospital. PCA allows a patient to receive drugs on demand by using an infusion pump that is programmed by the physician to intermittently administer drugs when the patient pushes a button. The addition of parenteral or oral NSAIDs to this regimen is gaining broader use as these have been demonstrated to decrease the requirement for opioids.

   Major surgery, such as heart surgery, produces major trauma and requires hospitalization. Treatment of postoperative pain following major surgery often requires epidural infusion of the strongest opioids supplemented by PCA with opioids and oral or parenteral NSAIDs to manage breakthrough pain episodes.

   We believe our product candidates will be effective for the management of pain following minor surgical procedures, offer a readily acceptable alternative to intravenous PCA for the management of moderate-to-severe postoperative pain following intermediate procedures, and have utility for the treatment of breakthrough pain associated with major surgical procedures.

   Lower-Back Pain

   Lower-back pain is the most common medical complaint in developed countries. As a result, the patient population is extremely large. Our product candidates are designed for individuals whose lower-back pain is severe enough to limit their activities. According to the Centers for Disease Control, in 1998 there were approximately 7.9 million individuals whose chronic back problems were activity limiting.

   Lower-back pain is typically acute, mild-to-severe, somatic pain, although a substantial percentage of sufferers develop chronic symptoms. Episodes of breakthrough lower-back pain are treated with both over-the-counter and prescription medications, depending on the severity of symptoms. The most severe episodes may require the use of opioids.

   We believe that our product candidates, if approved, will provide an effective, alternative treatment for patients experiencing breakthrough lower-back pain.

   Orthopedic Injury

   Orthopedic injuries are associated with acute, somatic pain that varies in intensity from mild to severe depending on the extent of the trauma. Those injuries that are the result of a fracture or dislocation are usually associated with mild-to-severe pain. Many patients with fractures or dislocations are treated by an orthopedist in the emergency department of a hospital or clinic and are discharged the same day.

   Treatment of fractures can involve the realignment of bones, a procedure referred to as reduction. Although fractures and dislocations are generally due to minor injuries, the time leading up to and during reduction of a fracture or the correction of a dislocation is often associated with acute, moderate-to-severe, somatic pain. Pain due to orthopedic injury is generally under-treated or untreated in the emergency department.

   Our product candidates may be effective in treating pain associated with procedures that are the result of orthopedic injury, such as pin removal. Pin removal is a painful process that follows certain types of setting procedures that require external fixtures. In these types of surgical procedures, pins are placed into the broken bone above and below the fracture site in order to allow the orthopedic surgeon to reposition the bone fragments. The pins may subsequently be connected to an external frame that immobilizes the bone and is kept in place until the fracture heals. Analgesia is often necessary at the time of removal of this external stabilizing device.

   We believe that emergency departments have an economic incentive to use any therapy that can speed patient discharge from the hospital and avoid expenses associated with administration of intravenous drugs. We also believe that our product candidates satisfy the unmet medical need for agents that are fast acting, safe and easily titrated to treat moderate-to-severe pain associated with orthopedic injury in the emergency department setting.

   Dental Pain

   The 2000 U.S. incidence rate of dental pain as determined by The Analytica Group was estimated to be approximately 21.6 million patients per year. Dental pain is typically acute, mild-to-severe, somatic pain. Dental pain associated with oral surgery, including wisdom tooth extraction and periodontal procedures, frequently requires short-term management with opioid analgesics or strong NSAIDs.

   The treatment of dental pain with analgesics is complicated by the inherent difficulties in swallowing following dental surgery and the unusual intensity of its symptoms. Pain originating in the tooth pulp or surrounding gums is instantly worsened by even the slightest changes in temperature, humidity or pressure and, as a result, dental pain has been described as excruciating. Relief from pain of this quality requires substantial doses of the strongest opioids.

   We believe our product candidates will provide an effective, rapidly acting, non-oral alternative for the treatment of pain resulting from oral surgery.

Limitations of Current Pain Management

   Despite advances in medicine and the development of new drugs, we believe pain management remains a critical area of unmet medical need. Increasingly, patients, advocacy groups and the media are highlighting the shortcomings of pain management and are demanding changes to the current standards of care provided by the medical system. To address these inadequacies, clinicians and the pharmaceutical industry are creating a variety of different pain control products that can provide the flexibility and versatility required to close the gap in the current practice of pain management. These gaps include:

   o Slow onset of action. Commercially available oral pain medications can take 20 to 40 minutes to provide detectable levels of pain relief. Drugs delivered through a transdermal patch can take several hours to reach effective blood levels, and prolonged drug absorption can occur after patch removal.

   o Insufficient dose-to-intensity control. It is difficult to match the doses of drugs that are administered orally or by transdermal patch to the patient's level of pain. This mismatch can result in either under-treatment or over-treatment.

   o Costly to administer. Although intravenous administration provides rapid entry of drugs into the bloodstream, delivery by this route requires both trained personnel and, in some cases, specialized equipment. This adds to the overall cost of therapy.

   o Invasive route of delivery. Intravenous or intramuscular delivery of drugs can cause pain to patients when administered. Consequently, some patients are adverse to receiving injections.

   o Poor side-effect profile. Opioids, such as morphine, are associated with a number of side effects, including nausea, vomiting, constipation, respiratory depression and sedation. In addition, some patients are unable to use opioid medications.

Our Solution

   We believe that our product candidates, if approved, address many of the limitations of existing pain treatment therapies by providing one or all of the following characteristics:

   o Rapid onset of pain relief. Our intranasal ketamine and morphine product candidates rapidly enter the bloodstream following administration and generally provide detectable pain relief within two to five minutes after administration.

   o Appropriate dose-to-intensity control. Our intranasal product candidates allow the patient to administer an amount of drug that is appropriate for that individual's level of pain and to discontinue administration once a desired level of pain relief is obtained. This ability to self-regulate the dose of drugs avoids doses that are higher than necessary to achieve safe and effective management of pain.

   o Low cost to administer. Our intranasal product candidates permit patients to self-administer and self-regulate the dose of drugs. This eliminates the need for the personnel and equipment necessary to establish an intravenous line and is more affordable for hospitals and home care settings.

   o Non-invasive route of delivery. Our intranasal product candidates are non-invasive, eliminating the need for injections. In addition, a non-invasive route of delivery reduces the incidence of needle stick injuries and the potential for transmission of blood-borne viruses.

   o Improved side-effect profile. Our intranasal ketamine and intravenous diclofenac product candidates have improved side-effect profiles over comparable products in their category. For example, they are non-sedating and do not affect a patient's blood pressure or heart rate. In addition, when used in combination with other opioids, ketamine and diclofenac have been reported to reduce the amount of opioids required to produce an equal level of pain relief, which reduces the requirement for narcotics. This reduction in the requirement for opioids can enhance the patient's overall quality of life.

Product Candidates


   Our product candidates are comprised of a number of well-known analgesic drugs that, in combination with our chosen routes of administration, are under development for the treatment of a variety of acute and chronic moderate-to-severe pain syndromes. We selected our product candidates for development based on our belief that they offer significantly lower clinical, regulatory and commercial risk profiles as compared to new chemical entities.


   We are evaluating each of our product candidates in several clinical models of pain in order to seek approval by the FDA for use in the treatment of acute and chronic moderate-to-severe pain indications. The guidelines established by the FDA recommend that we demonstrate effectiveness in more than one clinical model of pain. Acceptable clinical models of pain include dental pain, postoperative pain, cancer pain and pain due to various types of trauma. Typically, our clinical trials are designed as randomized, double-blind, placebo-controlled and, where appropriate, comparator-controlled studies. A randomized study is one in which the patient is randomly assigned to receive a study drug or placebo based on a pre-determined ratio. A double-blind study is one in which the patient, the physician and the sponsor are unaware if the patient is receiving a placebo or drug in order to preserve the integrity of the trial and prevent observer bias. A placebo-controlled study is one in which a subset of patients is purposefully not administered the study drug.

A comparator-controlled study is one in which a subset of patients is administered a medication that is currently prescribed to treat the condition in order to directly compare the study drug to approved therapies.

   All of our product candidates offer the ability to deliver an approved drug into the bloodstream through a fast and effective route of administration. Three of our product candidates are administered by a nasal spray, and one is administrated intravenously. Nasal delivery is an ideal route for drug administration as it does not require intravenous or intramuscular injections. The large surface area, uniform temperature, high permeability and high density of blood vessels in the lining of the nasal cavity all contribute to the rapid absorption of drugs into the bloodstream. The nasal route of delivery is also a good alternative for patients who have difficulty swallowing oral products.

   Drugs that are administered orally are absorbed from the blood vessels that line the stomach and pass through the liver where they may be metabolized to an inactive form. This process is referred to as first pass metabolism. By contrast, our product candidates enter the bloodstream directly through intravenous administration or through the blood vessels of the nasal cavity and avoid the phenomenon of first pass metabolism. By avoiding first pass metabolism, it is possible to achieve higher concentrations of the active drug circulating in the bloodstream.

   The following table identifies our current product candidates according to clinical indication and stage of development in the United States and the United Kingdom:

   Product Candidate                       Clinical Indication                 Development Stage
   -----------------                       -------------------                 -----------------
   Intranasal Ketamine       Acute Pain and Acute Episodes of Chronic             Phase II
                             Moderate-to-Severe Pain
   Intranasal Morphine       Acute Pain and Acute Episodes of Chronic             Phase II
                             Moderate-to-Severe Pain
   Intravenous Diclofenac    Acute Moderate-to-Severe Pain                        Phase II
   Intranasal Fentanyl       Acute Episodes of Chronic                            Preclinical
                             Moderate-to-Severe Pain


Intranasal Ketamine

   Background

   Ketamine is a non-opiate, N-methyl-D-aspartate, or NMDA, receptor antagonist that has been in clinical use for over 25 years as a general anesthetic. Since its approval by the FDA, ketamine has been safely used for anesthesia in tens of thousands of patients. NMDA receptors are located in the central nervous system and play a role in the perception of pain. Ketamine blocks NMDA receptors, and therefore it is a logical drug candidate for use as an analgesic for syndromes associated with acute pain, including breakthrough pain. A large body of clinical literature describes the off-label use and effectiveness of lower doses of ketamine than that approved for use as an anesthetic in providing pain relief for postoperative pain, emergency medical procedures and neuropathic pain, cancer pain, including breakthrough pain, and other acute pain. In addition, several of these publications report the ability of ketamine to increase the potency of the analgesic effects, as well as reduce the overall requirement of, co-administered opioid pain relievers.

   The use of ketamine as an analgesic is gaining acceptance by clinicians in view of its effectiveness and minimal impact on cardiovascular and respiratory functions. Since ketamine is not approved for use as a pain reliever, physicians have resorted to using the drug off-label. We believe that an FDA-approved formulation of ketamine for the treatment of moderate-to-severe pain will provide physicians with an accepted and regulated alternative to off-label use. In addition, in 1999 ketamine was labeled by the Drug Enforcement Agency, or DEA, as a Schedule III controlled substance. The scheduling of ketamine by the DEA provides additional protection with respect to controlling potential misuse by placing restrictions on the ability to prescribe and distribute the drug.

   Clinical Results

   Our intranasal ketamine product is in clinical development for the treatment of a heterogeneous group of syndromes associated with acute pain and acute episodes of chronic pain. To obtain the information that will be required by the FDA to demonstrate safety and effectiveness in these two pain categories, we are pursuing a development program of intranasal ketamine along two clinical paths. The first path focuses on the development of intranasal ketamine for acute indications, including postoperative pain. The second path focuses on the development of intranasal ketamine for acute episodes of chronic pain, including breakthrough cancer pain.


   All of our clinical trials for intranasal ketamine are being performed in the U.S. under a company-sponsored IND. We have successfully completed three Phase II clinical trials and one Phase I clinical trial of intranasal ketamine in a total of 118 patients and volunteers. In these trials, a total of 98 patients and volunteers have received doses of intranasal ketamine. Seventy-eight of these patients and volunteers received intranasal ketamine in our Phase I and two of our Phase II acute pain trials. Twenty patients and volunteers received intranasal ketamine in our Phase II breakthrough pain trial. Based on the results of these completed trials, we expect to complete final reports and to present the data from our Phase II clinical trials, in addition to our Phase III clinical designs, to the FDA in the first half of 2002. At our subsequent End-of-Phase II meeting, we will seek feedback from the FDA regarding the trial design of our future clinical trials. We anticipate initiating Phase III clinical trials shortly thereafter.


   Acute Indications

   In the second quarter of 2001, we completed a placebo-controlled Phase II randomized, double-blind trial evaluating the safety and effectiveness of three dose levels of intranasal ketamine for the treatment of moderate-to-severe postoperative pain in 40 patients undergoing the removal of two to four wisdom teeth. In this trial, we demonstrated the following results:

   o compared to a placebo, all three dose levels of intranasal ketamine provided significant postoperative pain relief,

   o intranasal ketamine is fast-acting, with onset of pain relief generally occurring within two to ten minutes following administration,

   o both analgesic effectiveness and duration of effect depended on the dose of intranasal ketamine, and

   o intranasal ketamine appears to be safe and well-tolerated by patients.

   Patients enrolled in this trial received either placebo or one of three doses of intranasal ketamine upon the onset of moderate-to-severe pain following dental surgery. Both pain intensity and pain relief were evaluated at specific time intervals over a three-hour period following the administration of intranasal ketamine. These evaluations were performed using several categorical and visual scales that are well established and widely used in evaluating drugs for the treatment of pain. Patient vital signs, including heart rate and blood pressure, were measured throughout the study, and physical examinations and nasal examinations were performed prior to treatment and after completion of the study. Patients who did not receive adequate pain relief within an hour were administered a "rescue" medication to treat their pain.

   As illustrated in the graph, each dose level of intranasal ketamine demonstrated pain relief, with the highest dose having the fastest onset, highest peak and longest duration of effect. Pain relief was calculated as the difference between baseline pain and the pain intensity measured at specified timepoints over the initial 60 minute observation phase. In this trial, the onset of pain relief was rapid in each of the three dose groups of intranasal ketamine. Maximum pain relief was attained 30 minutes following dose administration. No harmful effects on heart rate or blood pressure were found and assessment of patient vital signs and the results of physical and nasal examinations indicated that intranasal ketamine was well-tolerated. Based on the results of this study, we believe that intranasal ketamine may offer a safe, non-opioid alternative for the treatment of moderate-to-severe postoperative pain.

                  Effectiveness of Intranasal Ketamine for the
                        Treatment of Postoperative Pain

Pain Relief
       Placebo     dose level 1     dose level 2    dose level 3
 0
 2        7.2           9.5              7               8.5
 5       13.5          14.8             14.9            21.4
10       14            20.8             25.2            41.4
20       12.5          23.3             30.2            54.4
30       11.9          27.9             29.3            58.4
40        6.3          28.5             27.6            51.6
50        4.2          25.7             22.8            44.2
60        3.6          23.6             18.3            38.9
                                 Time (minutes)

   In the third quarter of 2001, we initiated, and successfully completed, a second 40-patient Phase II clinical trial of intranasal ketamine for the treatment of acute pain. This trial was designed to confirm the safety and effectiveness and determine the minimum effective dose of intranasal ketamine required by patients suffering from moderate-to-severe postoperative pain. Patients enrolled in this study received either placebo or one of three doses of intranasal ketamine upon the onset of moderate-to-severe pain following dental surgery. The parameters used to evaluate safety and effectiveness of intranasal ketamine in this second Phase II clinical trial were identical to that of the previous Phase II clinical trial. However in this study, the highest dose of intranasal ketamine tested was equal to the lowest dose tested in the earlier Phase II clinical trial.

   In this trial, we demonstrated the following results:

   o intranasal ketamine generally provides pain relief within two to ten minutes following administration,

   o the amount and duration of pain relief depends on the dose of intranasal ketamine,

   o intranasal ketamine appears to be safe and well-tolerated by patients, and

   o at very low doses, intranasal ketamine provides minimum and limited pain relief.

   Our clinical trial results suggest that intranasal ketamine provides rapid onset of pain relief with dose-related effectiveness and duration of effect. In the fourth quarter of 2001, we initiated a Phase II clinical trial conducted at multiple clinical sites of intranasal ketamine for the treatment of moderate-to-severe pain associated with orthopedic injury. We began enrolling patients for this study during the first half of 2002.

   Acute Episodes of Chronic Pain

   In the fourth quarter of 2001, we completed a Phase II clinical trial conducted at multiple clinical sites that evaluated the safety and effectiveness of intranasal ketamine for the treatment of moderate-to-severe episodes of breakthrough pain. Patients who enrolled in this trial had a documented history of chronic debilitating malignant pain and most were considered opioid tolerant. The trial was designed as a placebo-controlled, double-blind crossover trial in 20 patients experiencing severe breakthrough pain episodes. In this trial, we demonstrated the following results:

   o compared to placebo, intranasal ketamine provided statistically significant relief for breakthrough pain,

   o intranasal ketamine is fast-acting with measurable pain relief obtained within five minutes of administration,

   o intranasal ketamine provided significant pain relief over the one-hour treatment period, and

   o intranasal ketamine appears to be safe and well tolerated by patients.

   Patients enrolled in this trial were given either placebo or intranasal ketamine upon inception of their first breakthrough pain episode and instructed to administer a fixed dose of up to five sprays until adequate pain relief was achieved. The alternate substance was administered in an identical fashion for the second breakthrough pain episode. For each breakthrough episode, a rating of the patient's pain intensity was measured using a numerical scale at the onset of the breakthrough pain episode and at specific time intervals over a one-hour period following the administration of intranasal ketamine or placebo. The use of a numeric pain intensity scale is a well-established and widely used tool for evaluating drugs for the treatment of pain. Patient vital signs, including heart rate and blood pressure, were measured throughout the study, and physical examination and nasal examinations were performed prior to treatment and after completion of the study. Patients who did not receive adequate pain relief within 7.5 minutes were administered the "rescue" medication they routinely used to treat their breakthrough pain.

   The results of our clinical trial suggests that intranasal ketamine provides rapid onset of relief for breakthrough pain syndromes. As illustrated in the graph, as compared to placebo, intranasal ketamine demonstrated a significant reduction in breakthrough pain intensity over the duration of the breakthrough pain episode. The onset of action of intranasal ketamine was rapid and statistically different from the placebo, occurring within four minutes after administration of the fifth, and final, spray. No harmful effects on heart rate or blood pressure were found and assessment of patient vital signs and the results of physical and nasal examinations indicated that intranasal ketamine was well-tolerated. Based on the results of this study, we believe that intranasal ketamine may offer a safe, non-opioid alternative for the treatment of moderate-to-severe breakthrough pain.

                  Effectiveness of Intranasal Ketamine for the
                         Treatment of Breakthrough Pain

Change in Pain Intensity
         Placebo     Intranasal ketamine
 5       -0.56       -1.5
10       -0.67       -2.45
15       -0.83       -2.79
20       -0.83       -2.51
25       -0.94       -3.03
30       -0.96       -2.98
40       -0.79       -3.13
50       -0.77       -2.86
60       -0.98       -2.47
                                 Time (minutes)

Intranasal Morphine

   Background

   Morphine, the analgesic standard to which all other opioids are usually compared, is a potent agonist of the mu-opioid receptor. When morphine binds to its receptor, it inhibits the transmission of pain signals from nerve endings to the central nervous system. The ability of morphine to reduce pain places it among the most important naturally occurring compounds. Morphine is a strong analgesic used for the relief of acute and chronic moderate-to-severe pain, preoperative sedation and as a supplement to anesthesia. It is the drug of choice for pain associated with myocardial infarction and cancer. The calming effect produced by morphine is also used to protect the system against exhaustion in traumatic shock, internal hemorrhage, congestive heart failure and other debilitating conditions.

   Chitosan Delivery Platform


   We have licensed a proprietary drug delivery technology that allows us to achieve therapeutic blood levels of drugs that were previously unattainable when they were administered through the nasal route. The key to this technology is chitosan, a naturally occurring carbohydrate polymer that, while pharmaceutically inert by itself, enhances the absorption of compounds across mucosal membranes, such as those found in the nasal cavity, and provides the potential to deliver drugs through alternative routes. This is particularly important for compounds such as morphine that are poorly absorbed across mucosal barriers and, in particular, the nasal membrane. The contribution of chitosan to enhancing mucosal drug absorption appears to be due to several factors, including its potent mucoadhesive property, which we believe prevents drug washout.


   The following graph illustrates the increase in the nasal absorption of morphine associated with chitosan in our intranasal morphine product candidate. Data from published, historical studies report that effective pain relief is often associated with a patient attaining or exceeding morphine blood levels of 19 nanograms per milliliter. Data from our study demonstrated that our formulation of intranasal morphine rapidly delivers and exceeds this threshold within five minutes following administration.

                Contribution of Chitosan to Nasal Absorption of
                                    Morphine

Morphine Plasma Concentration
(ng/ml)

           with chitosan

Point         Value
   0             0
   5            21
  10            46
  15            67
  30            33
  45            25
  60            25
  90            17
 120            12
 150            10
 180             9
 240             4
 360             3

            no chitosan

Point         Value
   0             0
   5             9
  10            17
  15            20
  30            21
  45            20
  60            17
  90            11
 120             9
 150             9
 180             9
 240             5
 360             3
                                 Time (minutes)

   Conventional oral formulations of morphine do not provide rapid relief of pain in many patients. Aside from its slow and variable onset of action, oral morphine demonstrates considerable patient-to-patient variability in absorption and has relatively low blood levels of active drug. Clinicians must therefore often rely on injectable types of morphine preparations to assure rapid and effective pain relief. Administration of injectable morphine often requires professional assistance or hospitalization. Therefore, alternative formulations of morphine that are easy to administer by a patient or caregiver and afford rapid onset of action and high blood levels of active drug would provide significant medical benefit. We believe that intranasal morphine represents an alternative formulation that combines the promise of patient convenience, ease of use and cost-effectiveness with the rapid onset of pain relief and the well-accepted potency of injectable delivery routes.

   Clinical Results

   Our intranasal morphine product candidate is in clinical development for the treatment of a heterogeneous group of syndromes associated with acute pain and acute episodes of chronic pain. We have completed two Phase I clinical trials and have completed a Phase II clinical trial of our intranasal morphine product candidate.



   We have successfully completed both single- and multiple-dose Phase I clinical trials in the U.S. and the United Kingdom, evaluating the tolerability and resulting blood levels of three dose levels of intranasal morphine in normal patients. In both trials, we demonstrated the following results:


   o all three dose levels of intranasal morphine are rapidly absorbed and achieve blood levels typically associated with analgesic effectiveness of morphine generally in as early as five to ten minutes following administration,

   o the safety profile of intranasal morphine was comparable to other formulations of morphine,

   o blood levels of intranasal morphine varied depending on the dose administered, and

   o intranasal morphine was well tolerated by the mucous membranes of the nasal cavity.


   In the first quarter of 2002, we completed a placebo and comparator-controlled Phase II randomized double-blind trial of two dose levels of intranasal morphine. This trial was designed to compare the safety and efficacy of two different dose levels of intranasal morphine with placebo, intravenous morphine and oral morphine in patients suffering from moderate to severe postoperative pain. Patients enrolled in this trial received either placebo or one of either of two doses of intranasal morphine, oral morphine or intravenous morphine upon the onset of moderate to severe pain following dental surgery. In this trial we demonstrated both doses of intranasal morphine were statistically superior to placebo and statistically similar to the positive comparators. Intranasal morphine was well tolerated in this patient population and there were no serious adverse events and no withdrawals due to adverse events or other safety concerns. We expect to complete the study report in the second quarter of 2002 and to present our data from our clinical trials, in addition to our proposed Phase III clinical trial designs, to the FDA by mid-2002.

   The following graph illustrates the blood levels obtained in our Phase I clinical trial with our intranasal morphine product candidate as compared to an identical dose of immediate release oral morphine and an infusion dose of intravenous morphine. The steep slope of the plasma concentration curve at the initial times following drug administration suggests that the intranasal morphine product candidate is rapidly delivered to the bloodstream. By contrast to oral morphine, the plasma concentration curves for intravenous morphine and intranasal morphine are very similar, suggesting similar onset of action and duration of pain relief.


                Plasma Concentration of Morphine Following Nasal
                                 Administration

Morphine Plasma Concentration
(ng/ml)
              nasal          i.v.           oral
  0           0                0             0
  5           21              36             3
 10           46                            10
 15           67              57            13
 30           33              62            19
 45           25              23            13
 60           25              15            10
 90           17              10             5
120           12               9             4
150           10                             4
180            9               6             6
240            4               3             2
360            3               2             1
                                 Time (minutes)

Intravenous Diclofenac

   Background

   In December 2001, we acquired the rights to develop a novel, proprietary intravenous formulation of diclofenac from Shimoda and Farmarc. Diclofenac is one of the most potent NSAIDs known clinically for both inflammation and pain. It is also one of the world's most prescribed anti-inflammatory agents due to a combination of efficacy and tolerability.

   The exact mechanism of action of diclofenac and other NSAIDs has not been fully determined but appears to be associated with inhibiting the body's ability to synthesize prostaglandins. Prostaglandins are a family of hormone-like chemicals, some of which are made in response to tissue injury and produce inflammation and pain. In particular, diclofenac inhibits the synthesis of the enzyme cyclooxygenase, or COX, that is necessary for the formation of prostaglandins during tissue injury. COX enzymes exist in two forms known as COX-1 and COX-2. COX-1 protects the stomach lining and intestines and COX-2 is involved in making the prostaglandins that are responsible for inflammation and pain. NSAIDs that preferentially inhibit COX-1, such as aspirin, are associated with undesirable gastric side-effects, including stomach irritation and ulcers. NSAIDs that preferentially inhibit COX-2, such as diclofenac, have a more desirable side-effect profile than COX-1 inhibitors.

   Cyclodextrin Delivery Platform

   The key to the intravenous formulation of diclofenac that we have in-licensed is hydroxypropyl--cyclodextrin, or HPBCD. Cyclodextrins, such as HPBCD, are donut-shaped carbohydrate molecules that can improve the solubility of poorly soluble drugs such as diclofenac. By improving the solubility of diclofenac, HPBCD provides a means to create an intravenous formulation that can efficiently deliver the drug to the patient's bloodstream. While there are many types of cyclodextrins, only modified cyclodextrins such as HPBCD are regarded as safe for injection.

   NSAIDs offer several advantages over the more traditional opioid narcotics for the management of postoperative pain. NSAIDs have limited effect on the central nervous system, do not depress respiration and are non-sedating. This latter attribute is of special importance in intermediate, ambulatory surgery since NSAIDs can provide analgesia without delaying discharge from the hospital or outpatient setting. In addition, NSAIDs are also useful in patients who cannot take opioids.

   There exists an unmet medical need for a safe and effective injectable NSAID in the hospital setting. Diclofenac is currently approved for use in the U.S. in a variety of oral formulations as well as a topical and ophthalmic formulation. An intramuscular formulation of diclofenac is commercially available in Europe. The development of injectable formulations of diclofenac have been limited by the drug's poor solubility in water and susceptibility to breakdown. We believe that the proprietary formulation of diclofenac that we have in-licensed has the potential to overcome these issues and may provide an effective and safe treatment of moderate-to-severe acute pain.

   Clinical Results

   Our intravenous diclofenac product candidate has been evaluated in Phase I clinical trials performed in South Africa and a Phase II clinical trial performed in the United Kingdom, with both sets of trials being conducted on behalf of a third party with a relationship with our licensor. We anticipate filing an IND for our formulation of intravenous diclofenac in the first half of 2002 in order to initiate a U.S. clinical development program. Based on the results of the Phase I and Phase II clinical trials that have already been conducted outside of the U.S., combined with the extensive published literature on the safety and effectiveness of diclofenac, the FDA has indicated that Phase I and single-dose Phase II clinical trials may be initiated concurrently upon allowance of an IND.

   A 269-patient Phase II clinical trial has been completed in the United Kingdom evaluating the safety and effectiveness of intravenous diclofenac for the treatment of acute postoperative pain. This trial was conducted on behalf of a third party with a relationship with our licensor and was a randomized, double-blind, placebo-controlled study conducted at multiple clinical sites to evaluate the safety, effectiveness and tolerability of three dose levels of intravenous diclofenac for the treatment of pain following removal of one or more impacted wisdom teeth. This trial demonstrated the following:

   o compared to placebo, all three dose levels of intravenous diclofenac provided statistically significant pain relief and delayed the need for rescue medication, and

   o at all three dose levels, intravenous diclofenac appears to be safe and well-tolerated.

   The following graph illustrates the effect of all three dose levels of intravenous diclofenac compared to placebo on pain intensity following dental surgery. Pain intensity was measured on a 100 point scale, with zero representing no pain and 100 representing the most intense pain imaginable. Upon onset of moderate to severe pain following surgery, patients were treated with either intravenous diclofenac or placebo. By comparison to placebo, there was a rapid drop in pain intensity with all three dose levels of intravenous diclofenac. This drop in pain intensity is characteristic of effective pain medications when delivered by the intravenous route.

                Effectiveness of Intravenous Diclofenac for the
                     Treatment of Postoperative Dental Pain

Pain Intensity

        placebo     dose level 1     dose level 2     dose level 3
  0      52.9           52.8             53.1             50.8
 10      52.7           45.4             44.5             39.5
 20      52.9           38.1             42.6             35.6
 30      51.5           33.9             39.4             33.1
 45      47.3           28.4             35.2             29.1
 60      42.7           24.2             32.4             25.1
 90      32.4           22.5             25.8             21.3
120      27.5           22.2             23.1             19.4
180      24.8           21.8             19.5             17.3
240      23.2           15.8             18.1             16
                                 Time (minutes)

Intranasal Fentanyl

   Fentanyl is a synthetic opioid that was originally approved by the FDA in 1968 and is commercially available in formulations for transdermal, transmucosal and injectable delivery. Fentanyl has a similar effect on the body as morphine. The actions of fentanyl are similar to those of morphine, although fentanyl is much more potent and has a more rapid onset of action. By comparison, while the analgesic potency of fentanyl is some 75 to 100 times that of morphine, its duration of effect is shorter.

   Fentanyl is a widely-used and effective opioid analgesic for treating chronic moderate-to-severe pain, including cancer pain. When administered using a transdermal patch that provides a controlled rate of delivery, fentanyl is effective in controlling the chronic pain associated with cancer. A fentanyl drug matrix in a lollipop format, Actiq, was approved in 1998 for the treatment of breakthrough pain in cancer patients who are already receiving and tolerating opioid therapy for their pain. This oral, transmucosal formulation of fentanyl is the first opioid approved specifically for this indication and is frequently used as an adjunct to the fentanyl patch to control these flareup pain episodes.

   We believe that an intranasal formulation of fentanyl could also be used to complement the fentanyl transdermal patch, as well as oral morphine controlled-release formulations, to effectively treat episodes of breakthrough pain. Intranasal fentanyl may offer several advantages over existing fentanyl-based products for the management of breakthrough pain, including rapid and consistent onset of action, coupled with certain cost and safety advantages. Nasal delivery of fentanyl could provide an advantage for cancer patients who, as a side effect of chemotherapy, have difficulty swallowing due to oral ulcerations.

   Intranasal fentanyl is currently in preclinical development using our chitosan delivery platform technology.

Our Strategy

   Our goal is to become a leading specialty pharmaceutical company that develops and commercializes new drugs for the management of pain in order to fulfill unmet medical needs. Our strategies to accomplish this goal include the following:

   o Develop New Products with Reduced Clinical and Regulatory Risk. We intend to develop drugs that we believe have lower clinical and regulatory risks compared to the development of new chemical entities. Our current product candidates, intranasal ketamine, intranasal morphine, intravenous diclofenac and intranasal fentanyl, combine drugs and natural compounds whose safety and pharmacology are well established and have been independently approved by the FDA.

   o Focus on Large Markets Where Our Product Candidates Can Address Unmet Medical Needs. We intend to maintain a portfolio of product candidates that address important medical needs in large markets. All of our current product candidates address the management of moderate-to-severe pain in several indications that we believe are underserved by current therapeutic treatment options. Pharmaceuticals for the treatment of pain represent one of the largest drug categories in terms of sales, and this market segment is continuing to expand due to a combination of factors, including the increased focus on the importance of effective pain management by the healthcare industry.

   o Focus on Clinical Development and Late-Stage Product Candidates. We will continue to devote significant effort toward designing and managing clinical trials for late stage product candidates we acquire or in-license. Three of our current product candidates are in Phase II clinical trials. The conduct of human trials is a complex, highly regulated and highly specialized effort. We believe that our clinical development focus will enable us to create successful therapeutic products more rapidly and more efficiently than if we were developing new chemical entities.

   o Retain Significant Rights to Our Product Candidates. We currently retain exclusive worldwide commercialization rights to all of our pain management product candidates in all markets and indications. In general, we intend to independently develop our product candidates through late-stage clinical trials. As a result, we expect to capture a greater percentage of the profits from drug sales than we would if we out-licensed our drugs earlier in the development process.

   o Use Our Technology Platforms to Develop New Product Candidates. We believe our proprietary formulation technologies are broadly applicable to pain management. We intend to leverage these technologies to develop treatments across multiple indications.

   o Outsource Key Functions. We will continue to outsource components of preclinical studies, clinical trials, formulation and manufacturing. We intend to both contract with outside sales organizations and enter into distribution agreements with pharmaceutical partners to sell our products. We believe that outsourcing these functions will enable us to focus our resources on developing existing and new product candidates and to quickly commercialize these products. We may enter markets that demand highly specialized sales and marketing efforts. In such cases, we may seek sales and marketing alliances with third parties. We believe that such alliances will enable us to commercialize our future products in a more rapid and cost-effective manner.

Competitive Grants

   We have received the following grants that provide both financial and development support for several of our clinical programs:

   U.S. Military

   We were awarded a grant of approximately $1.2 million in the third quarter of 2000 to be paid over a three-year period from the U.S. Department of Defense to develop intranasal ketamine for the treatment of acute moderate-to-severe pain associated with traumatic orthopedic injury. This award, entitled "A Non-Opiate, Nasally Administered Alternative to Injection of Morphine Sulfate For the Treatment of Pain in Military Casualties," is based on the desire of the military for a fast-acting, non-invasive and non-sedating alternative to the intravenous and oral medications commonly used today for treating combat related injuries such as burns, bullet wounds and blunt trauma associated with mass casualty management. We initiated patient enrollment in the first quarter of 2002.

   National Institutes of Health/National Cancer Institute

   In the third quarter of 2000, we were awarded a Phase I grant from the National Institutes of Health/National Cancer Institute Small Business Innovation Research Award for "The Development of Transnasal Ketamine for Breakthrough Pain." This award provided approximately $298,000 of funding for a period of one year from the National Cancer Institute for the development of intranasal ketamine as an analgesic for intractable malignant pain, such as breakthrough cancer pain, based on its potential to provide a substantial medical benefit in an area of unmet medical need.

Strategic Agreements


   We have entered into a license agreement with Dr. Stuart Weg, a number of strategic agreements with West Pharmaceutical related to its proprietary chitosan intranasal delivery technology for the administration of morphine, fentanyl and other compounds and an agreement with Shimoda and the Farmarc companies.

   Ketamine License


   In February 1998, Pain Management entered into a license agreement with Dr. Stuart Weg. We assumed the license agreement upon the closing of our merger with Pain Management. The license grants us the exclusive worldwide rights, including the right to grant sublicenses, for the intellectual property surrounding intranasal ketamine. In connection with the license agreement, we made an upfront payment to Dr. Weg, Dr. Herbert Brotspies and Calgar & Associates and issued them shares of our common stock, a portion of which is currently held in escrow and will be released to them upon the successful completion of a Phase III clinical trial for ketamine, if at all. Dr. Weg, one of our principal stockholders, was issued 757,983 shares of our common stock in February 1998. An additional 189,495 shares are held in escrow. We also reimbursed Dr. Weg, Dr. Brotspies and Calgar for patent and other costs. We will pay semi-annual royalty payments to them based on a percentage of net sales of intranasal ketamine sold by us or our sublicensees, if any. In addition, we will pay Dr. Weg, Dr. Brotspies and Calgar a defined percentage of all sublicensing fees or other lump sum payments. Under this agreement, we have made aggregate payments to Dr. Weg, Dr. Brotspies and Calgar of $300,000 in cash as of December 31, 2001. We are obligated to make aggregate future payments of approximately $1.3 million upon the earlier of certain defined dates ranging from August 2003 to November 2004 or satisfaction of certain clinical and regulatory milestones, which includes the filing of an NDA with the FDA, the approval of an NDA by the FDA and the first commercial sale of a licensed product. A defined percentage of such milestone payments will be creditable against royalties earned, provided that in no event will royalties earned be reduced by more than a certain percentage in any applicable semi-annual period. At our option, we may satisfy a portion of the milestone payments through the issuance of shares of our common stock if we are publicly traded at the time the milestone payment accrues. Dr. Weg will have the right to terminate this agreement upon 60 days' notice to us if we fail to pay him royalties due under the agreement or in the event we breach the agreement and fail to cure the breach or pay the royalties within the 60-day period. The agreement may also be terminated by mutual agreement or on the date the last patent under the agreement expires. In addition, we may terminate the agreement in whole or in part as to any portion of the patent rights upon 60 days' prior notice.

   West Pharmaceutical Agreements


   In August 2000, we entered into a license agreement, which was amended in October 2001, with West Pharmaceutical under which we have a worldwide exclusive right to develop and commercialize products, including intranasal morphine and intranasal fentanyl under patents held by West Pharmaceutical, for the transmucosal delivery to humans and animals of morphine and fentanyl for the treatment of pain. Most of these patents expire between 2013 and 2016. As consideration for the license, we paid West Pharmaceutical up-front license fees. Under this agreement, we have made aggregate payments to West Pharmaceutical of approximately $2.3 million in cash, as of December 31, 2001. In addition, under the license agreement for morphine, fentanyl and other products, we are obligated to make royalty payments to West Pharmaceutical based upon net sales of products by us or our sublicensees of these products, if any. We are also obligated to pay West Pharmaceutical a minimun annual royalty for each licensed product that receives approval by a regulatory agency to be marketed in any major market country. We are also obligated to pay West Pharmaceutical a defined amount of any up-front license fees in the event we sublicense any rights to any third party.

   The term of the license agreement expires in 2016, which is the date the last patent expires, unless terminated earlier by the parties. The license agreement can be terminated by mutual agreement or by either party upon default by the other party under any one of several of our agreements with West Pharmaceutical, but only if the breaching party fails to remedy the default within 30 days of receiving notice from the non-defaulting party. We can also terminate the license agreement with respect to specific compounds if the FDA does not allow chitosan in the products contemplated by the agreement. If the license agreement is terminated for any reason other than West Pharmaceutical's breach, we must grant to West Pharmaceutical perpetual, exclusive, worldwide, royalty-free rights to what we develop under the agreement.

   In connection with the license agreement, in September 2000, we entered into an intranasal morphine development milestone and option agreement with West Pharmaceutical. The parties meet regularly to discuss the status of the development programs and we submit to West Pharmaceutical biannual revised product plans, the scope and detail of which we believe are consistent with industry standards. Under this agreement, we have made aggregate payments to West Pharmaceutical of approximately $2.3 million in cash, as of December 31, 2001. We are obligated to make aggregate future payments totaling $5.0 million upon reaching certain defined development milestones, which include the filing of an NDA with the FDA and the approval of an NDA by the FDA of a licensed product. Milestone payments can be paid in cash or stock upon the satisfaction of certain clinical and regulatory milestones and provided that we are publicly traded at the time the milestone payment accrues. In addition, we granted West Pharmaceutical a right of first refusal to enter into a commercial manufacturing agreement for nasal morphine. The development milestone and option agreement remains in effect until our intranasal morphine product is launched in all specified major country markets, unless earlier terminated for failure of a defaulting party to remedy its breach within 30 days' notice by the non-defaulting party, within five days' notice from West Pharmaceutical to us in the event we breach the payment terms in that agreement or by mutual agreement.

   In September 2000, we entered into a clinical manufacturing agreement with West Pharmaceutical requiring us to purchase from West Pharmaceutical, for a period of two years, all of the intranasal morphine required for use in our intranasal morphine clinical trials, subject to West Pharmaceutical's ability to supply the full amount we require. The agreement requires West Pharmaceutical to manufacture the product according to applicable clinical product specifications. The agreement remains in effect for the earlier of its two-year term or the last to occur launch date after the clinical product has been launched in all major market countries, unless terminated earlier for failure of a defaulting party to remedy its breach within 30 days' notice by the non-defaulting party, within five days' notice from West Pharmaceutical to us in the event we breach the payment terms in the agreement or by mutual agreement. Under this agreement, we have made aggregate payments to West Pharmaceutical of $127,000 in cash, as of December 31, 2001.


   In September 2000, we entered into an option agreement, whereby we were granted an option to include morphine-6-glucuronic as a compound under the license agreement with West Pharmaceutical. We paid and expensed a non-refundable fee of $300,000 for the option, which expired unexercised in December 2000.

   In October 2000, we entered into a research and development and option agreement with West Pharmaceutical for the development of a product for the intranasal administration of fentanyl, based upon the intranasal delivery technology licensed from West Pharmaceutical. Under this agreement, West Pharmaceutical will conduct preclinical development activities related to intranasal fentanyl. Under this agreement, we have made no payments to West Pharmaceutical, as of December 31, 2001. We are obligated to make future aggregate payments totaling approximtely $6.3 million payable in cash, or if agreed by both parties, in stock, upon the attainment of specified clinical and regulatory milestones, including the filing of an NDA and the receipt of the first approval letter of an NDA in a major country market. Additionally, we have granted to West Pharmaceutical a right of first negotiation with respect to the manufacturing and packaging of commercial quantities of the licensed fentanyl products. This agreement remains in effect until our product covered by the agreement is launched in all specified major country markets. The agreement, however, may be terminated earlier for failure of a defaulting party to remedy its breach within 30 days' notice by the non-defaulting party, within five days' notice from West Pharmaceutical to us in the event we breach the payment terms in that agreement or by mutual agreement.

   In November 2000, we entered into a clinical manufacturing contract with West Pharmaceutical to manufacture, package, purchase and sell to us nasal ketamine according to agreed upon clinical product specifications and a price schedule. The contract was fulfilled in November 2001. Under this contract, we have made aggregate payments to West Pharmaceutical of $320,000 in cash, as of December 31, 2001.

   In October 2001, we entered into a letter agreement with West Pharmaceutical amending the license agreement entered into in August 2000 and the intranasal morphine development milestone and option agreement entered into in September 2000. Pursuant to the amendment, we agreed on the date upon which the approximately $2.3 million owed in connection with the intranasal morphine development milestone and option agreement was to be paid to West Pharmaceutical.


   Shimoda Agreement


   In December 2001, we entered into a license agreement with Shimoda and its wholly-owned subsidiaries, Farmarc N.A.N.V. (Netherlands Antilles) and Farmarc, under which we received certain worldwide exclusive rights to develop and commercialize products related to a proprietary formulation of the intramuscular and intravenous delivery of diclofenac. Under the terms of this agreement, we agreed to use our commercially reasonable efforts to bring to market products that use the technology we licensed from Farmarc and Shimoda, continue active marketing efforts for those products and comply with the commercialization timelines imposed on Shimoda by the company that licensed certain of this technology to Shimoda. Shimoda agreed that, during the first three years of the agreement, it will not grant to any third party any right or license under any of Shimoda's intellectual property rights involving the use of any cyclodextrin product related to pain management, anesthesia or sedation without first offering us the right on the same terms and conditions.

   Upon entering into the agreement with Shimoda and its subsidiaries, we made certain payments on Shimoda's behalf to third parties. Under this agreement, we have made aggregate payments to Shimoda or on its behalf of $550,000 in cash, as of December 31, 2001. We are obligated to make future payments to Shimoda and Farmarc, and on Shimoda's behalf, to certain third parties, for a license fee and other milestone and reimbursement payments in an aggregate amount of $7.2 million, and if we commercialize products using the technology under this agreement, we are obligated to pay Shimoda and Farmarc, on a country-by-country basis, a royalty on the sales, net of various customary cash discounts, attributable to these products. In addition, we will pay a minimum of $1.0 million and a maximum of $2.0 million in the aggregate payable to Shimoda and Farmarc upon the closing of this offering, which payment will be $1.0 million assuming an initial public offering price of $9.00 per share. Our obligation to make milestone payments occur upon specified developmental milestones, including the filing of an IND for diclofenac, the filing of an NDA for diclofenac, the approval of an NDA by the FDA and the first commercial sale of a product.


   Shimoda may terminate our agreement upon 15 days' written notice if we fail to maintain a minimum amount of certain types of insurance and do not produce to Shimoda written proof of any such insurance within 14 days of Shimoda's request, and Shimoda or Farmarc may terminate the agreement upon 60 days' written notice if we fail to make royalty payments on a timely basis. We and Shimoda have the right to terminate the agreement upon 60 days' written notice if the other party materially breaches the agreement in any other way. In each case, however, the defaulting party has the opportunity to cure the payment default or breach of the agreement in order to prevent termination of the agreement. We also have the right to terminate the agreement upon 90 days' written notice to the Shimoda parties. If we terminate under this provision, or if the agreement is terminated due to our breach, we have agreed to assign to Shimoda (at no cost to Shimoda) all clinical information and other data developed by us in furtherance of the development of the products licensed to us.

Competition

   Our success will depend, in part, upon our ability to achieve market share at the expense of existing and established and future products in our target markets. Existing and future products, therapies, technological innovations and delivery systems will compete directly with our products. Competing products and technologies may provide greater therapeutic benefit for a specific indication, or may offer comparable performance at a lower cost. Alternative technologies are being developed to improve the delivery of drugs within the pain management industry, several of which may be in the clinical trials stage or are awaiting FDA approval.

   We compete with fully integrated pharmaceutical companies, smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research institutions. We believe that our competitors include, but are not limited to, Cephalon, Inc., Merck & Co., Inc., Nastech Pharmaceutical Company Inc., Pain Therapeutics, Inc and Pharmacia Corporation. Such competitors may also have access to more resources, financial and otherwise, which may allow these institutions to develop and market competing products more rapidly and more effectively than we do.

Intellectual Property

   Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries.
Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and elsewhere in the world.

   We currently have licenses to five U.S. patents and a number of foreign counterpart patents and applications, as described below. We have licensed two U.S. patents and their foreign counterparts from Dr. Stuart Weg, M.D., which are directed toward the use of ketamine to manage pain and the administration of ketamine through the nasal route. We have licensed two U.S. patents and their foreign counterparts from West Pharmaceutical, which are directed toward the use of chitosan and pectin for the transmucosal delivery of morphine and fentanyl. We have licensed one U.S. patent and its foreign counterparts under the Shimoda license agreement, which are directed toward intravenous diclofenac formulations and methods of preparing the same.


   The term of a patent is typically 20 years from filing date, subject to any statutory extension. If any application contains a specific reference to an earlier filed application or applications, the term of the patent is 20 years from the date on which the earliest application was filed, subject to any statutory extension. In the United States for applications filed prior to June 8, 1995, the term of a patent is the longer of 17 years from the date of grant of the patent and 20 years from the earliest effective U.S. filing date of the application, subject to any statutory extension. Because the time from filing to issuance of medical patent applications is often more than three years, patent protection, if any, on patented medical technologies, such as our products, may be substantially less than 17 years.


   We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how that is not patentable, and for inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all employees, consultants, advisors and certain other contractors to enter into confidentiality agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party's proprietary technology.

Manufacturing


   We own no manufacturing facilities. However, we contract with qualified third parties for the manufacture of bulk active pharmaceutical ingredients and production of clinical supplies. The ingredients and supplies comply with current good manufacturing practices procedures reviewed by the FDA. We have entered into agreements with West Pharmaceutical to manufacture our clinical supplies for intranasal morphine and fentanyl. West Pharmaceutical has also provided our initial clinical supplies of intranasal ketamine. Intravenous diclofenac supplies were provided by Cook Pharmaceutical Solutions.


Government Regulation

   The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion or our products.

   The process required by the FDA under the drug provisions of the federal Food, Drug and Cosmetics Act before our initial products may be marketed in the United States generally involves the following:

   o preclinical laboratory and animal tests,

   o submission of an IND which must become effective before human clinical trials may begin,

   o adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate in our intended use,

   o submission to the FDA of an NDA, and

   o FDA approval of an NDA.

   The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

   Preclinical studies include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. We then submit the results of the preclinical studies, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at each medical center proposing to conduct the clinical trials must review and approve any clinical study.

   Human clinical trials are typically conducted in three sequential phases that may overlap:

   o Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

   o Phase II: The drug is studied in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

   o Phase III: When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

   We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Board or the IND sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

   The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA reviews each NDA submitted, and may request additional information, before accepting the NDA for filing. Once the FDA accepts the NDA for filing, the FDA has 12 months in which to review the NDA and respond to the applicant. The review process may be significantly extended by FDA requests for additional information or clarification regarding information already provided. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if these data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. In addition, the FDA requires surveillance programs to monitor approved products that have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.

   Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical studies or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals, would have a material adverse effect on our business.

   Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with these regulations could result, among other things, in suspension of regulatory approval, recalls, injunctions or civil or criminal sanctions. We cannot be certain that we or our present or future subcontractors will be able to comply with these regulations and other FDA regulatory requirements.

   The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the FDA Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our product candidates are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for

FDA approval. We may incur significant costs to comply with these laws and regulations now or in the future.

   The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Other Regulatory Requirements

   The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be "scheduled" as a
Schedule I, II, III, IV or V substance, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest. Ketamine, morphine and fentanyl are classified as Schedule II and III substances. In addition, any of our products that contain one of our product candidates in combination with narcotics will be subject to DEA regulations relating to manufacturing, storage, distribution and physician prescribing procedures.

   We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with these laws and regulations now or in the future. The regulatory framework under which we currently operate may change and any change could have a material adverse effect on our current and anticipated operations.

Employees


   As of March 31, 2002, we had ten full-time employees, including five employees with Ph.D. or M.D. degrees. Most members of our senior management have had prior experience in pharmaceutical or biotechnology companies. None of our employees is covered by collective bargaining agreements. We believe that our relations with our employees are good.


Facilities

   We presently maintain our executive offices on a rent-free basis in premises of approximately 2,500 square feet that we share with Paramount Capital Investments. We do not have a lease agreement with Paramount Capital Investments and consequently our use of this space may be terminated at any time. We currently have an agreement in place with Paramount under which Paramount has waived any claim for reimbursement for any payments for this arrangement and will continue to waive any claim for reimbursement for any similar payments through the end of the third quarter of 2002. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available without material disruption of our business and that such space will be available to us in the future on commercially reasonable terms.

Legal Proceedings

   We are not a party to any legal proceedings.


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
                                   MANAGEMENT


Directors and Executive Officers


   The following table provides information regarding our directors and executive officers as of March 31, 2002:




Name                                              Age        Title
----                                              ---        -----
Leonard L. Firestone, M.D................         50         Chief Executive Officer, Chief Medical Officer and Director
Fred H. Mermelstein, Ph.D................         43         President, Secretary and Director
Douglas A. Hamilton......................         36         Chief Operating Officer and Chief Financial Officer
Randi Albin, Ph.D........................         43         Chief Scientific Officer
Mark C. Rogers, M.D......................         56         Chairman of the Board
Michael Weiser, M.D., Ph.D...............         38         Director
Edward Miller, M.D.......................         58         Director
Mark S. Siegel...........................         50         Director
Peter M. Kash............................         40         Director
Douglas G. Watson........................         56         Director



   Leonard L. Firestone, M.D. Dr. Firestone has served as a member of our board of directors and as our Chief Executive Officer since January 2001 and as our Chief Medical Officer since August 2001. Until the consummation of our initial public offering, Dr. Firestone will be our employee and will also be employed by Experimed Ltd., an entity wholly-owned by Dr. Firestone, which leases his services to us. Prior to joining us, Dr. Firestone served as Chief Executive Officer and Chair of University Anesthesiology and Critical Care Medicine Foundation, an anesthesiology, critical care and pain management clinical practice, from 1996 to 2001, as well as Chair of University Anesthesiology and Critical Care Medicine Foundation's Pension Trustees. Dr. Firestone served as an endowed Professor at University of Pittsburgh School of Medicine from 1996 to 2001, as an Associate Professor at University of Pittsburgh School of Medicine from 1994 to 1996, as an Assistant Professor at Harvard Medical School from 1985 to 1987, as a National Institutes of Health Postdoctoral Fellow in molecular pharmacology at Harvard Medical School's Department of Pharmacology from 1980 to 1985 and as a Research and Clinical Fellow at Yale School of Medicine from 1979 to 1980. Dr. Firestone held a competitive National Institutes of Health Principal Investigatorship from 1985 to 2001 and served as a permanent member of the National Institutes of Health's Anesthesiology Review Committee, Division of Research Grants, from 1997 to 2001. Dr. Firestone holds an M.D. from the Yale School of Medicine and is certified by the American Board of Anesthesiology.


   Fred H. Mermelstein, Ph.D. Dr. Mermelstein has served as a member of our board of directors and as our President since inception. Dr. Mermelstein concurrently serves as Director of Venture Capital at Paramount Capital Investments, LLC, a biotechnology, biomedical and biopharmaceutical merchant banking firm, since April 1996. Dr. Mermelstein is also a member of Orion Biomedical GP, LLC. Dr. Mermelstein has concurrently served as a director and the Chief Science Officer of PolaRx BioPharmaceuticals, an oncology based biopharmaceutical company, from February 1997 until January 2000. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the Department of Biochemistry at UMDNJ Robert Wood Johnson Medical School.

   Douglas A. Hamilton. Mr. Hamilton has served as our Chief Financial Officer since March 1999 and also as our Chief Operating Officer since April 2001. Mr. Hamilton concurrently served as Chief Financial Officer and a Project Manager for Trisenox at PolaRx BioPharmaceuticals from March 1999 to October 2000. From October 1997 to March 1999, Mr. Hamilton served as a Project Manager for Zithromax and Voriconazole at Pfizer, Inc. From August 1993 to October 1997, Mr. Hamilton served as a Project Manager for EPOGEN, Aranesp and Stemgen, among other products, at Amgen, Inc. Mr. Hamilton holds an M.B.A. from the Richard Ivey School of Business.

   Randi Albin, Ph.D. Dr. Albin has served as our Chief Scientific Officer since inception. From August 1998 to December 2001, Dr. Albin also served as an Investment Strategist at Paramount Capital Investments. From August 1988 to August 1998, Dr. Albin held positions of increasing responsibility at the Schering-Plough Research Institute of Schering-Plough Corporation. Dr. Albin holds an M.S. and a Ph.D. in Molecular Biology from Albert Einstein College of Medicine. She completed her post-doctoral training as a Visiting Research Fellow in the Department of Molecular Biology at Princeton University where she was supported by grants from the National Institutes of Health and the Leukemia Society of America.

   Mark C. Rogers, M.D. Dr. Rogers has served as the Chairman of our board of directors since August 1999. Since July 1998, Dr. Rogers has served as President and Chief Executive Officer of Paramount Capital, Inc., Paramount Capital Investments and Paramount Capital Asset Management, Inc. Paramount Capital Asset Management serves as the general partner of each of the Aries Domestic Fund, L.P. and the Aries Domestic Fund II, L.P., and as the managing member of each of Aries Select I, LLC, Aries Select II, LLC, Aries Select Domestic, LLC and Aries Select Domestic II, LLC. Dr. Rogers is also a member of Orion Biomedical GP, LLC, which serves as the general partner to The Orion BioMedical Funds. In addition, Dr. Rogers also serves as a director of Genta Incorporated and Discovery Laboratories, Inc, as well as several privately held corporations. Dr. Rogers holds an M.D. from Downstate Medical Center and an M.B.A. from The Wharton School of Business.

   Michael Weiser, M.D., Ph.D. Dr. Weiser has served as a member of our board of directors since June 2000 and as our Chief Medical Officer from our inception until August, 2001. Dr. Weiser concurrently serves as the Director of Research of Paramount Capital Asset Management. Dr. Weiser is also a member of Orion Biomedical GP, LLC, and serves on the board of directors of several privately held companies. Dr. Weiser holds an M.D. from New York University School of Medicine and a Ph.D. in Molecular Neurobiology from Cornell University Medical College. Dr. Weiser completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience at New York University School of Medicine and performed his post-graduate medical training in the Department of Obstetrics and Gynecology and Primary Care at New York University Medical Center.

   Edward Miller, M.D. Dr. Miller has served as a member of our board of directors since February 2001. He has served as the Dean and Chief Executive Officer of the Johns Hopkins School of Medicine since January 1997. From July 1986 until June 1994, he was Professor and Chairman of the Department of Anaesthesiology at Columbia Presbyterian Medical Center. From July 1994 to May 1999, Dr. Miller served as Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at Johns Hopkins University. Dr. Miller holds an M.D. from the University of Rochester School of Medicine. He was a resident in anesthesiology at the Peter Bent Brigham Hospital and completed post-doctoral training in physiology at Harvard Medical School.

   Mark S. Siegel. Mr. Siegel has served as a member of our board of directors since September 2000. He has served as the President of Remy Investors & Consultants Inc., a private investment and financial management company, since 1993. He also serves as Chairman of the board of directors of Patterson-UTI Energy, Inc., and Chairman of the board of directors of Variflex, Inc., and as a member of the board of directors of Discovery Laboratories, Inc. Mr. Siegel holds a J.D. from the University of California at Berkeley (Boalt Hall) School of Law.

   Peter M. Kash. Mr. Kash has served as a member of our board of directors since February 2001. He has served as vice chairman of Keryx BioPharmaceuticals, Inc. and as a member of its board of directors since February 2001 and as a director of Paramount Capital Asset Management and Senior Managing Director of Paramount Capital since September 1991. In addition, Mr. Kash has served as an Adjunct Professor at The Wharton School of Business since 1996 and is currently a Visiting Professor. Mr. Kash also serves as a director of The Aries Master Fund, The Aries Master Fund II and Aries Select, Ltd., for each of which Paramount Capital Asset Management serves as general partner, and Gemini Management Partners, LLC. Mr. Kash is also a member of Orion Biomedical GP, LLC. Mr. Kash holds an M.B.A. in Finance and Banking from Pace University.


   Douglas G. Watson. Mr. Watson has served as a member of our board of directors since April 1, 2002. He is the Chief Executive Officer of Pittencrieff Glen Associates, a consulting company, which Mr. Watson founded in June 1999. From January 1997 to June 1999, Mr. Watson served as President, Chief Executive Officer and a director of Novartis Corporation, the U.S. subsidiary of Novartis A.G. Mr. Watson serves as a director of Engelhard Corporation and Dendreon Corporation as well as several privately held companies. Mr. Watson is a member of the Fleet Bank-New Jersey Advisory Board and serves on the President's Advisory Council of Drew University. Mr. Watson holds an M.A. in Mathematics from Churchill College, Cambridge University. He is also a member of the Chartered Institute of Management Accountants.


Scientific Advisory Board

   We have established a Scientific Advisory Board consisting of recognized scholars in the fields of chemistry, molecular biology, pharmacology and preclinical development. Our scientific advisors consult on matters relating to the development of our product candidates. Our scientific advisors are reimbursed for their reasonable expenses. Our scientific advisors are:

   Daniel B. Carr M.D. Dr. Carr is the Saltonstall Professor of Pain Research at New England Medical Center, and Professor of Anesthesiology and Medicine at Tufts University School of Medicine. He is also the Medical Director of the Pain Management Program at the New England Medical Center. Dr. Carr was a founder of the Pain Center at the Massachusetts General Hospital, and served as Special Consultant to the U.S. Department of Health and Human Services and Co-Chair of the Agency for Health Care Policy and Research's Clinical Practice Guidelines on Acute and Cancer Pain Management. He is Editor-in-Chief of Pain:
Clinical Updates published by the International Association for the Study of Pain (IASP), and has served as a Director of the American Pain Society and the IASP.

   Richard Traystman, Ph.D. Dr. Traystman is Distinguished Research Professor of Anesthesiology and Critical Care Medicine, Professor of Medicine, and Professor of Environmental Health Sciences, Division of Environmental Physiology, Johns Hopkins University School of Medicine. He is world-renowned for his contributions to understanding the responses of the brain and its circulation to stroke and cardiac arrest, and has served as Principal Investigator of numerous, distinguished, National Institutes of Health Program Projects on these topics. Dr. Traystman's research achievements have been recognized by the Pharmacia--Upjohn Distinguished Lectureship; the Stuart Cullen Medal and Distinguished Professorship; the American Society of Anesthesiologists Excellence in Research Award; the Robert M. Berne-American Physiological Society's Distinguished Lectureship; and the Asmund Laerdal Prize from the Society of Critical Care Medicine.

   Paul Waymack M.D., D.Sc. Dr. Waymack previously served as Medical Reviewer and subsequently, Special Consultant to the U.S. Food and Drug Administration's Center for Drug Evaluation and Research. Dr. Waymack is an experienced clinical surgeon and former Chairman of the Pharmacy and Therapeutics Committee at UMDNJ. He currently heads an independent drug development consulting practice, and is on the faculty of the Pharmaceutical Education and Research Institute, Inc. in Washington, D.C.

   Lawrence Penkler M. Pharm, Ph.D. Dr. Penkler is Managing Director of Shimoda Biotech (Proprietary) Ltd. of South Africa, and a recognized expert in the use of cyclodextrins to improve drug formulations. He was appointed Group Executive, International Scientific Affairs, by Aspen Pharmacare Holding in March 2000. Dr. Penkler received a masters degree in Pharmaceutical Chemistry in 1988 and a doctorate in Chemistry in 1992 from the University of Pretoria.

Clinical Advisors

   We have established relationships with recognized scholars who consult on matters relating to clinical trial design, marketing and regulatory issues. Our clinical advisors are reimbursed for their reasonable expenses. Our clinical advisors are:

Advisor                                    Title                                             Affiliation
-------                                    -----                                             -----------
Najib Babul, Pharm. D..................    Clinical and Regulatory Consultant                TheraQuest Biosciences, LLC
Ray Dionne, M.D........................    Clinical and Regulatory Consultant                Jean Brown Associates
William Kramer, Ph.D...................    PK/PD Consultant                                  Kramer Consulting, LLC
Donald R. Mehlisch, M.D., D.D.S........    Clinical and Regulatory Consultant                SCIREX Corp., Inc. D.R. Mehlisch &
                                                                                             Associates
Peter S. Staats, M.D...................    Associate Professor, Dept. of Anesthesiology      Johns Hopkins Hospital
                                           and Critical Care


Board Composition

   Currently we have eight members on our board of directors. Each of our directors was elected in accordance with provisions of our certificate of incorporation and bylaws.

Board Committees


   We have established an audit committee composed of independent directors to review and supervise our financial controls, including the selection of our auditors, review our books and accounts, meet with our officers regarding our financial controls, act upon recommendations of our auditors and take further actions as our audit committee deems necessary to complete an audit of our books and accounts. Our audit committee also performs other duties as may from time to time be determined. Our audit committee currently consists of three directors, Dr. Miller, Mr. Siegel and Mr. Watson.


   We have also established a compensation committee that reviews and approves the compensation and benefits for our executive officers, administers our compensation and stock plans, makes recommendations to the board of directors regarding these matters and performs other duties as may from time to time be determined by the board. Our compensation committee currently consists of four directors, Drs. Rogers, Firestone, Mermelstein and Miller.

Compensation Committee Interlocks and Insider Participation

   One of our compensation committee members, Dr. Firestone, is our Chief Executive Officer and Chief Medical Officer. Another of our compensation committee members, Dr. Mermelstein, is our President and Secretary. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or our compensation committee.

Director Compensation


   We currently do not compensate any non-employee member of our board of directors for serving as a board member, except through the grant of stock options. Non-employee directors shall receive an option to purchase 12,500 shares of our common stock upon their initial election or appointment, except in the case of our chairman who shall receive an option to purchase 25,000 shares, and an option to purchase an additional 12,500 or 25,000 shares, as applicable, on the date of our annual stockholders meeting each year after we become a public company under our 2000 Omnibus Stock Incentive Plan. In February 2002, our directors were each granted options to purchase 50,807 shares of our common stock at an exercise price of $5.46 per share. Directors who are also employees do not receive additional compensation for serving as directors.

Executive Compensation


   The following table summarizes the total compensation earned by our Chief Executive Officer and each of our most highly compensated executive officers, other than the Chief Executive Officer, who earned more than $100,000 during the fiscal year ended December 31, 2001. Both Mr. Hamilton and Dr. Albin devoted 100% of their business time to us during the fiscal year ended December 31, 2001.


   Annual compensation of an executive officer listed in the following table excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or 10% of the total annual salary and bonus for that officer in the applicable year. The options listed in the following table were granted outside our 2000 Omnibus Stock Incentive Plan.

                           Summary Compensation Table



                                                                                                        Long-Term
                                                                                                       Compensation
                                                                                                       ------------
                                                                                           Other        Securities
                                                                                          Annual        Underlying      All Other
                                                              Annual Compensation      Compensation    Options (#)     Compensation
                                                             --------------------      ------------    -----------    -------------
Name and Principal Position                         Year    Salary ($)    Bonus ($)
---------------------------                         ----    ----------    ---------
Leonard L. Firestone, M.D.(1) ...................   2001           --           --          --              --           $339,341(2)
 Chief Executive Officer and
 Chief Medical Officer
Fred H. Mermelstein, Ph.D.(3) ...................   2001     $165,000(4)   $16,500          --              --                 --
 President
Douglas A. Hamilton .............................   2001     $135,000(5)   $25,000          --              --                 --
 Chief Operating Officer and
 Chief Financial Officer
Randi Albin, Ph.D. ..............................   2001     $110,000(6)   $11,100          --              --                 --
 Chief Scientific Officer

---------------


(1) Compensation paid to Dr. Firestone was paid to Experimed Ltd., a company wholly owned by Dr. Firestone, with which we contracted for Dr. Firestone's services. Compensation will be paid directly to Dr. Firestone upon the consummation of the offering. Dr. Firestone devotes approximately 97% of his business time to us.

(2) Of this amount, $325,000 represented payment for salary and approximately $14,341 for benefits. Of these amounts, $121,875 of salary was paid by Paramount Capital and approximately $3,785 of benefits was paid by Paramount Capital.
(3)  Dr. Mermelstein devotes approximately 48% of his business time to us.
(4)  Of this amount, $45,000 was paid by Paramount Capital.
(5)  Of this amount, $67,500 was paid by Paramount Capital.
(6)  Of this amount, $55,000 was paid by Paramount Capital.

Option Grants During the Year Ended December 31, 2001


   The following table contains information concerning stock options granted in 2001 to each of the executive officers named in the summary compensation table. The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an assumed initial public offering price of $9.00, minus the applicable per share exercise price. Annual rates of stock price appreciation of 5% and 10% from the initial public offering price is assumed pursuant to the rules of the Securities and Exchange Commission.
The actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or any other defined level. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock.




                                                      Individual Grants
                                     ---------------------------------------------------      Potential Realizable
                                                  Percentage                                    Value at Assumed
                                     Number of     of Total                                  Annual Rates of Stock
                                     Securities     Options                                  Price Appreciation for
                                     Underlying   Granted to     Exercise                         Option Term
                                      Options      Employees       Price      Expiration    -----------------------
Name                                  Granted       in 2001     (per share)      Date           5%           10%
----                                 ----------   ----------    -----------   ----------    ----------   ----------
Leonard L. Firestone, M.D.(1)....     355,650        100%          3.94         01/2011     $3,812,586   $6,900,920
Fred H. Mermelstein, Ph.D.(2)....          --          --            --              --
Douglas A. Hamilton..............          --          --            --              --
Randi Albin, Ph.D................          --          --            --              --



---------------

(1) Upon the closing of this offering, Dr. Firestone will receive an option to purchase an additional 750,000 shares of common stock at an exercise price equal to the initial public offering price. This option will expire ten years from the date of grant. The potential realizable value of this option at an assumed initial public offering price of $9.00 per share and an assumed annual rate of stock price appreciation of 5% would be $4,245,000 and of 10% would be $10,757,762. In addition, for serving as a director, Dr. Firestone received an option to purchase an additional 50,807 shares of common stock in February 2002 at an exercise price of $5.46 per share, of which 33,871 shares are currently exercisable. This option will expire in February 2012. The potential realizable value of this option at an assumed annual rate of stock price appreciation of 5% would be $467,424 and of 10% would be $908,616.
(2) For serving as a director, Dr. Mermelstein received an option to purchase 50,807 shares of common stock in February 2002 at an exercise price of $5.46 per share, of which 33,871 shares are currently exercisable. This option will expire in February 2012. The potential realizable value of this option at an assumed annual rate of stock price appreciation of 5% would be $467,424 and of 10% would be $908,616.

Year Ended December 31, 2001 Option Values

   The following table contains information concerning stock options to purchase common stock held as of December 31, 2001 by each of the officers named in the summary compensation table who have stock options. There was no public trading market for our common stock as of December 31, 2001. Accordingly, the values set forth below have been calculated on the basis of an assumed initial public offering price per share of $9.00, less the applicable exercise price per share, multiplied by the number of shares underlying the options.




                                                                                                           Value of Unexercised
                                                                            Number of Securities               In-The-Money
                                                                           Underlying Unexercised               Options at
                                            Shares                       Options at Fiscal Year End           Fiscal Year-End
                                          Acquired on       Value        ---------------------------    ---------------------------
Name                                     Exercise (#)    Realized ($)   Exercisable    Unexercisable    Exercisable   Unexercisable
----                                     ------------    ------------   -----------    -------------    -----------   -------------
Leonard L. Firestone, M.D.(1) ........        --              --          355,650            --         $1,799,589             --
Fred H. Mermelstein, Ph.D.(2) ........        --              --           33,871          67,743       $  171,387       $342,779
Douglas A. Hamilton ..................        --              --           50,807         101,615       $  257,083       $514,174
Randi Albin, Ph.D. ...................        --              --           50,807         101,615       $  257,083       $514,174



---------------


(1) Upon the closing of this offering, Dr. Firestone will receive an option to purchase an additional 750,000 shares of common stock at an exercise price per share equal to the initial public offering price per share. No portion of this option is currently exercisable. Upon the date of grant and assuming an initial public offering price per share of $9.00, the value of the unexercised in the money options is zero for the exercisable options and the unexercisable options. In addition, Dr. Firestone received an option to purchase an additional 50,807 shares of common stock in February 2002, for serving as a director, of which 33,871 shares are currently exercisable. As of March 31, 2002, the value of the unexercised in the money options is $119,903 for the exercisable options and $59,953 for the unexercisable options.

(2) For serving as a director, Dr. Mermelstein received an option to purchase 50,807 shares of common stock in February 2002, of which 33,871 shares are currently exercisable. As of March 31, 2002, the value of the unexercised in the money options is $119,903 for the exercisable options and $59,953 for the unexercisable options.



Employee Benefit Plans

   2000 Omnibus Stock Incentive Plan. Our 2000 Omnibus Stock Incentive Plan was adopted by our board of directors on February 5, 2001 and approved by our stockholders on February 15, 2001. Our plan was subsequently amended by our board of directors on March 12, 2002 and approved by our stockholders
on            .


   We have reserved 4,200,000 shares of our common stock for issuance under our stock incentive plan. The number of shares of common stock reserved for issuance under our stock incentive plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2003, by an amount equal to 5% of the total number of shares of our common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any annual increase exceed 1,000,000 shares. No participant in our stock incentive plan may be granted awards with respect to more than 1,000,000 shares of our common stock per calendar year.


   The individuals eligible to participate in our stock incentive plan include our officers and other employees, our non-employee board members and any consultants we hire. Our stock incentive plan provides for the grant of stock options, stock appreciation rights, or SARs, and direct stock grants. Stock options are the right to purchase shares of our common stock at a specified price, which may be less than, equal to or greater than the fair market value per share on the date of grant. SARs may be granted alone or in connection with another award, such as a stock option or grant of restricted stock, and provide for an appreciation distribution from us equal to the increase in the fair market value per share of common stock from a price specified on the grant date. If granted in connection with another award, exercise of the SAR will generally require the surrender of the related award. This appreciation distribution may be made in cash or in shares of common stock. Direct stock grants include the grant of performance shares which are distributable to the holder based on the achievement of specified performance targets, stock which may be purchased at a price less than, equal to or greater than the fair market value on the date of purchase, and grants of bonus stock which do not require purchase by the award recipient. Any of the direct stock grants may be restricted stock, which is subject to forfeiture by the holder (or repurchase by us) upon the occurrence of specified events, such as the holder's cessation of service prior to a specified date.

   The stock incentive plan includes an automatic option grant program for non-employee directors, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date.

   The stock incentive plan will be administered by the compensation committee, except for automatic option grants. This committee will determine which eligible individuals are to receive option grants, SARs or stock issuances, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding.

   The exercise price for the shares of the common stock subject to option grants made under our stock incentive plan may be paid in cash or, with approval of the committee, in shares of common stock, including restricted shares, valued at the fair market value on the exercise date; however, such shares must have been held for at least six months prior to the date of exercise, valued at fair market value. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing the individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with the exercise or purchase.

   The compensation committee will have the authority to cancel outstanding options under the stock incentive plan in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

   In the event that we are acquired by merger or an asset sale in which we will not be the surviving entity or in which we will survive as a wholly owned subsidiary of another entity, each outstanding option will be assumed by the successor corporation unless the compensation committee determines that the options will accelerate and vest in full prior to such transaction. Alternatively, the committee may cancel the options and pay each holder cash or securities equal, for each cancelled option share, to the per share consideration received by our stockholders in the transaction less the exercise price of the option share. The compensation committee will have complete discretion to structure one or more awards so those awards will vest in full or in part in connection with such a transaction, upon the holder's cessation of service within a specified period following such a transaction or under other circumstances as determined by the compensation committee in its discretion.

   The compensation committee may also grant awards subject to accelerated vesting in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

   Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the closing of this offering will automatically receive an option grant for 12,500 shares of our common stock on the date such individual joins the board, if such individual has not been in our prior employ, except for our chairman who shall receive an option grant for 25,000 shares of our common stock. In addition, on the date of each annual stockholders meeting held after the closing of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 12,500 shares of our common stock, except for our chairman who shall receive an option grant for 25,000 shares of our common stock, if such individual has served on our board for at least six months.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share and the fair market value at the time of repurchase, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 12,500 or 25,000 share automatic option grant, as applicable, will vest in a series of four successive annual installments upon the optionee's completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual share automatic option grant will vest upon the optionee's completion of one year of board service measured from the grant date. However, the shares subject to each automatic option grant will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

   The board may amend or modify the stock incentive plan at any time, subject to any required stockholder approval. The stock incentive plan will terminate no later than February 4, 2011.

   Employee Stock Purchase Plan. Our Employee Stock Purchase Plan was adopted by our board of directors on March 12, 2002 and approved by the stockholders
on         , 2002. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries, if any, to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

   We will initially reserve 500,000 shares of our common stock for issuance under the plan. The reserve will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2003, by an amount equal to 0.05% of the total number of shares of our common stock outstanding on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 200,000 shares.

   The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of May and November of each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for this offering is signed and will end on the last business day in October 2002. The next offering period will start on the first business day in May 2002 and will also end on the last business day of October 2002.

   Individuals scheduled to work more than eight hours per week for more than five calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

   A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October of each year. However, a participant may not purchase more than 5,000 shares on any purchase date, and not more than 150,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

   If the fair market value per share of our common stock on any semi-annual purchase date within a particular offering period is less than the fair market value per share on the start date of that offering period, then the participants in that offering period will automatically be transferred and enrolled in the new two-year offering period which will begin on the next business day following such purchase date.

   If we are acquired by merger or a sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to

85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

   The plan will terminate no later than the last business day of           ,
200 .

   The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

Employment Agreements

   In December 2001, we entered into an employment agreement with Dr. Leonard
L. Firestone, our Chief Executive Officer, which will commence upon the closing of this offering. The employment agreement has an initial term of three years, subject to automatic two-year renewal terms, unless terminated by us at least six months prior to the end of the then-current term. Dr. Firestone will receive an initial annual base salary of $400,000, subject to appropriate increases at the discretion of our board of directors. During the term, Dr. Firestone is entitled to receive a discretionary bonus amount of up to 150% of his base salary then in effect and option grants to purchase an annual maximum of 500,000 shares of our common stock, based on the achievement of certain performance objectives. In addition, concurrently with the closing of this offering, Dr. Firestone will be granted an option to purchase 750,000 shares of our common stock at an exercise price equal to the initial public offering price. These options vest with respect to one-third of the shares on the date of the grant and then in two equal installments on the first and second annual anniversaries of the date of grant, as long as he remains employed with us.

   The employment agreement for Dr. Firestone provides that, if he dies, becomes disabled or is terminated by us for "cause," we will pay to him any salary accrued and unpaid to the date of such termination. In the case of death or disability, Dr. Firestone or his legal representative will also receive any bonus or incentives earned through the date of death or disability. If we terminate Dr. Firestone without "cause," we are required to continue to pay Dr. Firestone's salary for 12 months or until the expiration of the agreement, whichever is longer, any bonuses and incentives accrued but unpaid prior to the date his employment is terminated, his health benefits for 12 months and accelerate the vesting of all his unvested stock options. Dr. Firestone may terminate his employment upon one month's written notice to us. If he terminates his employment with us, we will pay to Dr. Firestone any salary accrued and unpaid to the date of such termination. In the event of a change of control, Dr. Firestone may terminate his employment and we will be obligated to continue to pay to Dr. Firestone his salary for 18 months and any accrued but unpaid bonuses and incentives and accelerate the vesting of all his unvested options. In the event that we desire to continue Dr. Firestone's employment, his employment may be continued for up to 18 months, and upon the expiration of the term he will be entitled to the same payments set forth in the preceding sentence.

   None of our other executive officers has entered into employment agreements with us.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. Our intention is to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.


Office Space, Administrative Services and Financial Support


   We presently maintain our executive offices on a rent-free basis in premises of approximately 2,500 square feet that we share with Paramount Capital Investments, LLC. We do not have a lease agreement with Paramount Capital Investments and consequently our use of this space may be terminated at any time. We believe we can obtain suitable alternative space without any material disruption of our business and that such space will be available to us in the future on commercially reasonable terms.

   In addition, Paramount Capital Investments provides us with back office and financial support and management services free of charge. We do not have a management services agreement with Paramount Capital Investments and consequently our use of their services may be terminated at any time. For the year ended December 31, 2001, the estimated fair value of the financial assistance Paramount has provided to us totaled $481,299, which has been reflected in the accompanying financial statements as an expense in that period with a corresponding deemed capital contribution. We anticipate receiving similar support in the year 2002.


Private Placement of Securities


   In April and July 1999, our predecessor corporation, Pain Management, Inc., issued promissory notes to purchasers in the total principal amount of $1,040,000 bearing interest at a rate of 12% per annum for the first year in which they were outstanding and 15% per annum thereafter. It also issued warrants to purchase a total of 260,000 shares of its common stock at an exercise price of $0.01, exercisable on or prior to September 22, 2005. Immediately upon the closing of our series A convertible preferred stock, the principal amount and the accrued interest on the notes became due and payable. We repaid the notes in full, and, following the merger, the warrants to purchase shares of Pain Management were converted into warrants to purchase an aggregate of 231,859 shares of our common stock.

   In June 2000, we issued to our founders 5,080,717 shares of our common stock for an aggregate purchase price of $5,000 pursuant to stock purchase agreements between us and our founders. In connection with this transaction, we issued approximately 127,018 shares to Peter M. Kash, 254,035 shares to Fred H. Mermelstein, 1,162,164 shares to Mark C. Rogers, 2,224,084 shares to Lindsay A. Rosenwald, 227,098 shares to David Tanen, 253,517 shares to Michael Weiser, 254,025 shares to Douglas A. Hamilton and 254,025 shares to Randi Albin.


   In September and October 2000, we issued a total of 4,014,125 shares of our series A convertible preferred stock at a purchase price of $4.00 per share and warrants to purchase 407,893 shares of our common stock at an exercise price of $3.94 per share. Paramount Capital, Inc., an NASD member broker-dealer, acted as our finder in connection with our sale of our series A convertible preferred stock. As compensation for acting as our placement agent in connection with this financing, Paramount Capital's designees received a cash commission plus expenses equal to $1,157,572. In addition, Paramount Capital's designees received unit purchase options to purchase 395,788 shares of series A convertible preferred stock (convertible into 402,177 shares of common stock) and warrants to purchase 40,218 shares of our common stock. Peter M. Kash, a member of our board of directors, received a unit purchase option to acquire 164,655 shares of series A convertible preferred stock (convertible into 167,313 shares of common stock) and warrants to purchase 16,732 shares of common stock. Mark C. Rogers, our Chairman, received a unit purchase option to acquire 16,665 shares of series A convertible preferred stock (convertible into 16,935 shares of common stock) and warrants to purchase 1,693 shares of common stock. Mark S. Siegel, one of our directors, is the President of Remy Investors & Consultants, which purchased 500,000 shares of our series A convertible preferred stock in the offering for an aggregate purchase price of $2,000,000.

   In September 2000, in connection with our merger with Pain Management, we issued an aggregate of 4,648,220 shares of our common stock, or 0.89174482 shares of common stock for each outstanding share of common stock of Pain Management. We also exchanged warrants to purchase 485,000 shares of Pain Management common stock with a weighted average exercise price of $0.01 with warrants to purchase 432,496 shares of our common stock with a weighted average exercise price of approximately $0.01. In connection with this transaction, we issued approximately 111,463 shares to Peter M. Kash, 222,936 shares to Fred H. Mermelstein, 1,666,349 shares to Lindsay A. Rosenwald, 103,944 shares to David Tanen, 113,544 shares to Michael Weiser, 127,840 shares to Douglas A. Hamilton and 127,840 shares to Randi Albin.


   In December 2001, we issued a total of 989,991 shares of series B convertible preferred stock at a purchase price of approximately $5.55 per share. Paramount Capital and Wells Fargo Securities, LLC, both NASD member broker-dealers, acted as our placement agents in connection with the sale of our series B convertible preferred stock. In connection with the financing, Paramount Capital's designees received a cash commission equal to $169,943, Wells Fargo's designees received a cash commission of $182,603 and we have paid other expenses of $121,771. Wells Fargo is one of the representatives of the underwriters in this offering.


Transactions with Stockholders

   In February 1998, Pain Management entered into a license agreement with Dr. Stuart Weg. We assumed the license agreement upon the closing of our merger with Pain Management. The license grants us the exclusive worldwide rights, including the right to grant sublicenses, for the intellectual property surrounding intranasal ketamine. In connection with the license agreement, we made an upfront payment to Dr. Weg, Dr. Herbert Brotspies and Calgar & Associates and issued them shares of our common stock, a portion of which is currently held in escrow and will be released to them upon the successful completion of the Phase III clinical trial, if at all. Dr. Weg, one of our principal stockholders was issued 757,983 shares of our common stock in February 1998. An additional 189,495 shares are held in escrow.

   In connection with the license agreement, in February 1998, Pain Management entered into a stockholders agreement with Dr. Lindsay A. Rosenwald, Dr. Stuart Weg, Herbert Brotspies and Calgar & Associates. We assumed the obligations under the stockholders agreement upon the closing of our merger with Pain Management. The stockholders agreement provides the parties with two piggyback registrations any time we file a registration statement after our initial public offering. These registration rights will terminate on February 25, 2003.

Transactions with Directors and Executive Officers


   In January 2002, we entered into a lease agreement with Experimed Ltd., a wholly-owned entity of Dr. Leonard L. Firestone, pursuant to which Dr. Firestone became employed by us as our Chief Executive Officer on January 1, 2001. We have also entered into an employment agreement with Dr. Firestone. The employment agreement is effective upon the consummation of our initial public offering and provides for salary, bonus, benefits and incentives and will supersede the lease agreement.


   We have included in our certificate of incorporation and bylaws provisions to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law and indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Relationship with Paramount

   Dr. Lindsay A. Rosenwald, one of our principal stockholders, is also the chairman of Paramount Capital, Paramount Capital Asset Management, Inc. and Paramount Capital Investments. Dr. Rosenwald has in the past guaranteed certain of our bank loans totaling $475,000 in the aggregate and the obligations securing these guarantees have been fulfilled.

   Dr. Mark C. Rogers, Chairman of our board of directors, is also the president of Paramount Capital, Paramount Capital Asset Management and Paramount Capital Investments.

   Mr. Peter M. Kash, a member of our board of directors, is also a Senior Managing Director of Paramount Capital and a director of Paramount Capital Asset Management. He also serves as a director to The Aries Master Fund, The Aries Master Fund II and Aries Select, Ltd., each a Cayman Island company for which Paramount Capital Asset Management serves as general partner.

   Dr. Michael Weiser, a member of our board of directors, is also Director of Research of Paramount Capital Asset Management.

   Dr. Fred H. Mermelstein, our President and Secretary and a member of our board of directors, is also the Director of Venture Capital of Paramount Capital Investments.

   In June 2001, we entered into a consulting agreement with Dr. Elizabeth Rogers, the wife of Dr. Mark C. Rogers, our chairman. Under the consulting agreement, Dr. E. Rogers provides 10% of her professional time to our clinical product development team. In consideration for these services, we have agreed to pay to Dr. E. Rogers a consulting fee equal to $30,000 per year, payable in equal bi-monthly installments. In addition, we have agreed to reimburse Dr. E. Rogers for all pre-approved, out-of-pocket expenses incurred on our behalf. Concurrently with the consummation of this offering, Dr. E. Rogers will be granted options to purchase 75,000 shares of our common stock at an exercise price equal to the price of common stock in this initial public offering.


   Paramount Capital pays a portion of the compensation of our executive officers. Of the $339,341 Dr. Firestone received in 2001, Paramount Capital paid $45,661. Of the $165,000 Dr. Mermelstein received in 2001, Paramount Capital paid $45,000. Of the $135,000 Mr. Hamilton received in 2001, Paramount Capital paid $67,500. Of the $110,000 Dr. Albin received in 2001, Paramount Capital paid $55,000. Our executive officer's respective salaries have been paid solely by us since January 1, 2002.


License Agreement Guarantee

   In August 2000, we entered into a license agreement with West Pharmaceutical under which we received certain worldwide-exclusive rights to develop and commercialize products including intranasal morphine and intranasal fentanyl under patents held by West Pharmaceutical. The agreement required us to pay West Pharmaceutical up-front license fees, milestone payments upon the successful completion of certain defined events, a portion of any up-front license fees that we may receive from our sub-licensees, a royalty based upon our or our sub-licensees' sales of products and minimum annual royalty payments for each licensed product that receives regulatory approval.
Paramount Capital Investments guaranteed our ability to pay the up-front license fees to West Pharmaceutical. The guarantee expired upon the payments by us of the amounts we owed to West Pharmaceutical.

                             PRINCIPAL STOCKHOLDERS


   Except as otherwise set forth below, the following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2002, and as adjusted to reflect the sale of shares offered hereby, by:


   o each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock,

   o each of our directors,

   o executive officers named in the summary compensation table, and

   o all of our executive officers and directors as a group.


   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The principal address of each of the stockholders listed below is c/o Innovative Drug Delivery Systems, Inc., 787 Seventh Avenue, 48th Floor, New York, New York 10019. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days of March 31, 2002 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All figures also assume conversion of all outstanding shares of our series A and series B convertible preferred stock.



                                                                                               Number of       Percent of Shares
                                                                                                Shares            Outstanding
                                                                                             Beneficially    ----------------------
5% Beneficial Owners, Directors, Named Officers Before the Offering                          Owned Before    Before the   After the
  -------------------------------------------------------------------                        the Offering     Offering     Offering
                                                                                             ------------    ----------   ---------
Lindsay A. Rosenwald(1)..................................................................      3,890,503        25.9%        18.8%
Mark C. Rogers(2)........................................................................      1,647,620        10.9%         8.0%
Leonard L. Firestone(3)..................................................................        389,521         2.5%         2.8%
Stuart Weg(4)............................................................................        757,983         5.0%         3.7%
Fred H. Mermelstein(5)...................................................................        544,714         3.6%         2.6%
Peter M. Kash(6).........................................................................        541,942         3.5%         2.6%
Douglas A. Hamilton(7)...................................................................        432,688         2.9%         2.1%
Randi Albin(8)...........................................................................        305,670         2.0%         1.5%
Michael Weiser(9)........................................................................        404,301         2.7%         2.0%
Mark S. Siegel(10).......................................................................        541,942         3.5%         2.6%
Edward Miller(11)........................................................................         33,871         *            *
Douglas G. Watson........................................................................             --         *            *
All directors and executive officers as a group (10 persons).............................      4,842,269        29.0%        22.7%


---------------
*    less than one percent


(1) Includes 486,313 shares of common stock owned by each of Donni Rosenwald, Joshi Rosenwald, David Rosenwald and Demi Rosenwald, affiliates of Lindsay A. Rosenwald. Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) Includes a unit purchase option to acquire 16,665 shares of series A convertible preferred stock (convertible into 16,935 shares of common stock) and warrants to purchase 1,693 shares of common stock and 110,082 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. After the offering, includes 25,000 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002 to be granted to Dr. Elizabeth Rogers, an affiliate of Dr. Rogers. Excludes 50,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002 to be granted to Dr. Elizabeth Rogers. Also excludes 16,936 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002 and 95,394 shares of common stock owned by each of Bradley Rogers and Merideth Rogers, Dr. Rogers' adult children who do not reside with Dr. Rogers.


(3) Includes 389,521 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. After the offering, includes 250,000 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002 upon the consummation of this offering. Excludes 500,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002 to be granted to Dr. Firestone upon the consummation of this offering. Also excludes an additional 16,936 shares of common stock obtainable upon exercise of stock options not exercisable within 60 days of March 31, 2002.



(4) Excludes 189,495 shares of common stock held in escrow over which Dr. Weg exercises no voting or dispositive control.


(5) Includes 67,742 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. Excludes 84,679 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002.
(6) Includes, in the aggregate, 60,969 shares, 15,252 shares of which are owned by each of Shantal Kash, Colby Kash, Jared Kash and the Kash Family Trust, affiliates of Peter Kash, a unit purchase option to acquire 164,655 shares of series A convertible preferred stock (convertible into 167,313 shares of common stock) and warrants to purchase 16,732 shares of common stock and 119,412 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. Mr. Kash disclaims beneficial ownership of the shares held by Shantal Kash, Colby Kash, Jared Kash and the Kash Family Trust except to the extent of his pecuniary interest therein. Excludes 16,936 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002.
(7) Includes 50,807 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. Excludes 101,614 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002.
(8) Includes 50,807 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. Excludes 101,614 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002.
(9) Includes a unit purchase option to acquire 3,000 shares of series A convertible preferred stock (convertible into 3,049 shares of common stock) and warrants to purchase 305 shares of common stock and 33,871 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. Excludes 16,936 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002.
(10) Includes 500,000 shares of series A convertible preferred stock (convertible into 508,072 shares of common stock) owned by Remy Investors & Consultants, Inc., of which Mr. Siegel is the President and 33,871 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. Mr. Siegel disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Excludes 16,936 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002.
(11) Includes 33,871 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of March 31, 2002. Excludes 16,936 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of March 31, 2002.

                          DESCRIPTION OF CAPITAL STOCK


General

   The following summary assumes the amendment and restatement of our certificate of incorporation and bylaws to read in their entirety as provided in the forms of amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. It also reflects changes to our capital structure that will become effective immediately prior to or upon the closing of this offering.

   The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part. Upon the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. As of December 31, 2001, there were approximately 182 holders of record of our capital stock.

Common Stock

   Dividends and Voting. The holders of our common stock are entitled to such dividends as our board of directors may declare from legally available funds, subject to the preferences that may be applicable to any shares of preferred stock then outstanding. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting. No holder of our common stock will have any preemptive right under the Delaware General Corporation Law, our certificate of incorporation or our bylaws to subscribe for any shares of capital stock issued in the future.

   Other Rights. Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

   As of the closing of this offering, no shares of our preferred stock will be outstanding. Our certificate of incorporation provides that our board of directors may by resolution, without further stockholder approval, establish and issue one or more classes or series of preferred stock, up to an aggregate of 5,000,000 shares, having the relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as our board of directors may fix. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution or our winding up in such amounts as our board of directors may establish.

   The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Options


   As of February 25, 2002, options to purchase a total of 1,773,557 shares of common stock were outstanding at a weighted average exercise price of $4.28. An aggregate of 3,793,544 shares of common stock are reserved under our 2000 Omnibus Stock Incentive Plan for future grants. Since we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements with the underwriters.

Warrants

   As of February 25, 2002, there were warrants outstanding to purchase 216,253 shares of our common stock exercisable for approximately $0.01 per share, which expire in September 2005, and warrants to purchase 407,893 shares of our common stock exercisable for $3.94 per share, which expire in October 2005. In addition, 442,395 shares of common stock are issuable upon the exercise and assumed conversion of 15.83 Unit Purchase Options. The units entitle the holders to purchase an aggregate of 395,788 shares of our series A convertible preferred stock (convertible into 402,177 shares of common stock) at $4.40 per share and 40,218 shares of our common stock at $3.94 per share.

Registration Rights

   Upon the closing of this offering, the holders of approximately 6,646,635 shares of common stock and warrants to purchase up to approximately 635,090 shares of our common stock will have registration rights with respect to their shares. These rights are provided under the terms of agreements between us and the holders of these securities. If we propose to register any of our securities under the Securities Act, other than in connection with this offering, either for our own account or for the account of other security holders exercising registration rights, these holders will be entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. In the event West Pharmaceutical elects to receive all or part of its milestone payments in shares of our common stock, at any time commencing 30 days following the attainment of certain milestones, West Pharmaceutical may require us to file up to three registration statements under the Securities Act at our expense with respect to their shares of our common stock, and we are required to use our best efforts to effect the registrations, subject to conditions and limitations. At any time following 180 days after the date of this prospectus, the holders of certain shares may require us to file up to one registration statement under the Securities Act at our expense with respect to their shares of our common stock, and we are required to use our best efforts to effect the registration, subject to conditions and limitations.

Anti-takeover Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

   Some provisions of our amended and restated certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions also may have the effect of preventing changes in our management. Our amended and restated certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance. Our amended and restated certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent. In addition, our amended and restated certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only our Chief Executive Officer, President, Chairman of the Board or a majority of the board of directors may be permitted to call a special meeting of stockholders. Our amended and restated certificate of incorporation also provides for the board of directors to be divided into three classes, with each director assigned to a class with a term of three years, and for the total number of directors to be determined only by the board of directors. Our bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and permit the chairman of the board to adjourn any meeting called by the stockholders. Our bylaws also require a supermajority vote of members of the board of directors and stockholders to amend some bylaw provisions.

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

   o our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status,

   o upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, or

   o on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

   Section 203 defines a "business combination" to include:

   o any merger or consolidation involving the corporation and the interested stockholder,

   o any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation,

   o in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, or

   o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

Number of Directors; Removal; Filling Vacancies

   Our board consists of eight directors and is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board will be elected each year. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board.

Bylaws

   Our bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our Board of Directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

Transfer Agent

   Our Transfer Agent and Registrar is American Stock Transfer & Trust Company. Its telephone number is 212-936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity in the future.

   Upon the closing of this offering, we will have 20,645,327 outstanding shares of common stock. Of these shares, the 5.6 million shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by an affiliate of us. The remaining 15,045,327 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144, 144(k) or 701 promulgated under the Securities Act.

   As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

   o 5,600,000 shares will be eligible for sale immediately following this offering, and

   o 15,045,327 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701 promulgated under the Securities Act.

Lock-Up Agreements

   All of our directors, officers, employees and the holders of substantially all of our securities have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by Thomas Weisel Partners LLC. Holders of approximately 91.28% percent of our stock outstanding immediately prior to this offering have entered into lock-up agreements.

Rule 144

   In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   o 1% of the number of shares of common stock then outstanding, which will equal approximately
     206,453 shares immediately after this offering, and

   o the average reported weekly trading volume of our common stock during the four calendar weeks preceding the sale by such person.

   Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Rule 701

   Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after effectiveness of this registration statement without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after effectiveness of this registration statement without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights


   Upon the closing of this offering, the holders of approximately 6,646,635 shares of common stock and warrants to purchase approximately 635,090 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.


Stock Options

   We intend to file a registration statement under the Securities Act after the closing of this offering to register shares to be issued pursuant to our 2000 Omnibus Stock Incentive Plan and our Employee Stock Purchase Plan. As a result, shares of our common stock obtained through the exercise of any options or rights granted under our 2000 Omnibus Stock Incentive Plan will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701.

       UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS


   The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a non-U.S. holder as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to a non-U.S. holder of common stock. For example, in the case of a non-U.S. holder that is a partnership, the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level. This discussion also does not address foreign, state and local tax consequences. Special rules may apply to certain non-U.S. holders, such as insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a "straddle," "hedge" or "conversion transaction," "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified with retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

   As used in this section, a "U.S. holder" of common stock means a holder that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, United States Treasury regulations provide otherwise, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "non-U.S. holder" is a holder that is not a U.S. holder.

Dividends

   Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, generally, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements and may be required to obtain a United States taxpayer identification number.

   A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Gain on Disposition of Common Stock

   A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, generally, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (3) we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

   A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

   We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

   Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

   A non-U.S. holder may be subject to back-up withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of common stock within the United States or conducted through certain United States related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in an agreement among the underwriters and us, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, Wells Fargo Securities, LLC and Jefferies & Company, Inc. has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

                                                                              Number
      Underwriters                                                           of Shares
       ------------                                                          ---------
      Thomas Weisel Partners LLC.........................................
      Wells Fargo Securities, LLC........................................
      Jefferies & Company, Inc...........................................
                                                                             ---------
      Total..............................................................    5,600,000
                                                                             =========


   The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

   Thomas Weisel Partners LLC expects to deliver the shares of common stock to
purchasers on             , 2002.

Over-Allotment Option

   We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 280,000 additional shares of our common stock from us at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

   o the valuation multiples of publicly-traded companies that the representatives believe are comparable to us,

   o our financial information,

   o our history and prospects and the outlook for our industry,

   o an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

   o the present state of our development and the progress of our business plan, and

   o the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

   An active or orderly trading market may never develop for our common stock, and our common stock may not trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $
per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess
of $       per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

   The following table summarizes the compensation to be paid to the underwriters by us and the proceeds to us before estimated expenses payable by us of $2,000,000:


                                                                              Total
                                                           --------------------------------------------
                                                                           Without            With
                                                           Per Share   Over-Allotment    Over-Allotment
                                                           ---------   --------------    --------------
Public offering price .................................     $              $                $
Underwriting discount .................................     $              $                $
Proceeds, before expenses, to us ......................     $              $                $


Indemnification of the Underwriters

   We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Reserved Shares

   The underwriters, at our request, have reserved for sale at the initial public offering price up to 280,000 shares of common stock to be sold in this offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased in this manner will be offered by the underwriters to the public on the same basis as the other shares offered in this offering.

No Sales of Similar Securities

   Our directors, officers and stockholders holding substantially all of the outstanding shares of our capital stock prior to this offering have agreed, subject to specified exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

   We have agreed that for a period of 180 days after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell, or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise of outstanding options and warrants on the date of this prospectus.

Nasdaq National Market Listing

   We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "IDDS."

Discretionary Accounts

   The underwriters do not expect sales of shares of our common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

   In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

   Short Sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

   Stabilizing Transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   Penalty Bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these activities. The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

   In December 2001, Wells Fargo Securities, LLC, one of the representatives of the underwriters, acted as our placement agent in connection with the private placement of our series B convertible preferred stock for which it received customary compensation and reimbursement of expenses. In addition, certain individuals associated with Thomas Weisel Partners LLC and Wells Fargo Securities, LLC purchased an aggregate of shares of our series B convertible preferred stock, which upon the closing of this offering will automatically convert into an aggregate of 54,009 shares of our common stock. Under the NASD's Conduct Rules, these shares of our series B convertible preferred stock could be deemed to be underwriting compensation received in connection with this offering. Accordingly, these individuals have agreed, for a period of one year, not to sell, transfer, assign, pledge or hypothecate the shares of our common stock that they will receive upon conversion of this preferred stock, other than to any NASD member participating in this offering or an officer or partner of that NASD member. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business.

                                 LEGAL MATTERS

   The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. The validity of the common stock offered will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, New York.

                                    EXPERTS

   The financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 and the cumulative period from February 23, 1998 (inception) to December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accounts, given on the authority of said firm as experts in auditing and accounting.


   The data attributed to The Analytica Group, Inc. included in this prospectus have been so included in reliance on data provided by The Analytica Group, Inc, given on the authority of said entity as experts.

    The data attributed to Front Line Strategic Management, Inc. included in this prospectus have been so included in reliance on data provided by Front Line Strategic Management, Inc. given on the authority of said entity as experts.


                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act for the registration of our common stock offered hereby. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. For further information on us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to any contract or any other document are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit. You may inspect the registration statement, including exhibits and schedules thereto, included without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and after payment of fees prescribed by the SEC. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference room. The SEC also maintains a World Wide Web site, which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)


                         Index to Financial Statements


                                                                            Page
                                                                            ----
Report of Independent Accountants .......................................    F-2
Financial Statements:
Balance Sheets as of December 31, 2000 and 2001 .........................    F-3
Statements of Operations for the years ended December 31, 1999, 2000 and
  2001, and the cumulative period from February 23, 1998 (inception) to
  December 31, 2001......................................................    F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders'
  Deficit for the period from February 23, 1998 (inception) to December
  31, 2001, including the period from February 23, 1998 (inception) to
  December 31, 1998, and the years ended December 31, 1999, 2000 and 2001    F-5
Statements of Cash Flows for the years ended December 31, 1999, 2000, and 2001 and the cumulative period from from February 23, 1998
  (inception) to December 31, 2001.......................................    F-6
Notes to Financial Statements ...........................................    F-7

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Innovative Drug Delivery Systems, Inc.:


   The stock dividend described in Note 1 to the financial statements has not been consummated at April 9, 2002. When it has been consummated, we will be in a position to furnish the following report:


   "In our opinion, the accompanying balance sheets and the related statements of operations, of redeemable preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Innovative Drug Delivery Systems, Inc. (the "Company") (a development stage enterprise) at December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 and the cumulative period from February 23, 1998 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."



                                            PricewaterhouseCoopers LLP
New York, New York
January 30, 2002, except for
Note 9 as to which the date
is February 25, 2002 and
Note 1, as to which the date
is March 12, 2002

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                                 Balance Sheets



                                                                                         December 31,     Pro forma
                                                                          ---------------------------   December 31,
                                                                                 2000        2001           2001
                                                                         ------------    ------------   ------------
                                                                                                         (unaudited)
                                                                                                         See Note 2
ASSETS
Current assets:
  Cash and cash equivalents..............................................$ 10,083,611    $  7,743,840   $  7,743,840
  Grant receivable.......................................................     306,035         194,990        194,990
  Prepaid expenses and other current assets..............................      64,000          57,912         57,912
                                                                         ------------    ------------   ------------
    Total current assets ................................................  10,453,646       7,996,742      7,996,742
Fixed assets, at cost, net of accumulated depreciation ..................       4,003          11,420         11,420
Restricted cash .........................................................      40,000          60,000         60,000
Prepaid offering costs ..................................................                     776,819        776,819
                                                                         ------------    ------------   ------------
    Total assets ........................................................$ 10,497,649    $  8,844,981   $  8,844,981
                                                                         ============    ============   ============
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
  AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable and accrued expenses..................................$    256,214    $  1,153,325   $  1,153,325
  Due to affiliates......................................................      22,574          38,450         38,450
                                                                         ------------    ------------   ------------
    Total current liabilities ...........................................     278,788       1,191,775      1,191,775
                                                                         ------------    ------------   ------------
Commitments and contingencies
Redeemable convertible preferred stock, 6,500,000 shares authorized;
  Series A convertible preferred stock, $0.001 par value; 4,500,000 shares
   designated; 4,014,125 shares issued and outstanding at December 31,
  2000
   and 2001; and no pro forma shares issued and outstanding (liquidation
   value $16,056,500 in 2000 and 2001)...................................  13,774,952      13,774,952
  Series B convertible preferred stock, $0.001 par value; 1,351,350 shares
   designated; no shares issued and outstanding at December 31, 2000,
  989,991
   shares issued and outstanding at December 31, 2001; no pro forma shares
   issued and outstanding (liquidation value $5,494,450).................                   5,020,032
                                                                         ------------    ------------   ------------
    Total redeemable convertible preferred stock ........................  13,774,952      18,794,984
                                                                         ------------    ------------   ------------
Stockholders' (deficit) equity
  Common stock, $0.001 par value; 21,500,000 shares authorized; 9,929,579 and 9,960,427 shares issued and outstanding at December 31, 2000 and
   2001 respectively and pro forma 15,045,327 shares issued and
   outstanding ..........................................................       9,930           9,960         15,045
  Additional paid in capital.............................................  21,134,234      21,615,672     40,405,571
  Subscription receivable................................................        (654)           (110)          (110)
  Deficit accumulated during the development stage....................... (24,699,601)    (32,767,300)   (32,767,300)
                                                                         ------------    ------------   ------------
    Total stockholders' (deficit) equity ................................  (3,556,091)    (11,141,778)     7,653,206
                                                                         ------------    ------------   ------------
    Total liabilities, redeemable convertible preferred stock and
      stockholders' (deficit) equity.....................................$ 10,497,649    $  8,844,981   $  8,844,981
                                                                         ============    ============   ============




    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                            Statements of Operations



                                                                                 Year Ended                     Cumulative from
                                                                                December 31,                   February 23, 1998
                                                                 ------------------------------------------     (inception) to
                                                                    1999           2000            2001        December 31, 2001
                                                                 -----------   ------------    ------------    -----------------
Revenues:
  Government grants..........................................                  $    306,035    $    882,358      $  1,188,393
                                                                               ------------    ------------      ------------
Operating expenses:
  Research and development...................................    $   664,636     21,832,641       7,009,543        29,713,438
  General and administrative.................................        312,079      1,353,445       2,285,779         4,208,283
  Depreciation and amortization..............................            324            748           3,210             4,282
                                                                 -----------   ------------    ------------      ------------
    Total operating expenses.................................        977,039     23,186,834       9,298,532        33,926,003
                                                                 -----------   ------------    ------------      ------------
  Operating loss.............................................       (977,039)   (22,880,799)     (8,416,174)      (32,737,610)
                                                                 -----------   ------------    ------------      ------------
Other income (expense):
  Interest expense...........................................       (239,092)      (320,533)                         (566,227)
  Interest income............................................         10,572        177,490         348,475           536,537
                                                                 -----------   ------------    ------------      ------------
                                                                    (228,520)      (143,043)        348,475           (29,690)
                                                                 -----------   ------------    ------------      ------------
    Net loss.................................................     (1,205,559)   (23,023,842)     (8,067,699)      (32,767,300)
  Deemed dividend related to beneficial conversion feature of
   Series B redeemable convertible preferred stock...........                                    (3,559,305)       (3,559,305)
                                                                 -----------   ------------    ------------      ------------
  Net loss attributable to common stockholders...............    $(1,205,559)  $(23,023,842)   $(11,627,004)     $(36,326,605)
                                                                 ===========   ============    ============      ============
  Net loss per share attributable to common stockholders
    Basic and diluted........................................    $     (0.28)  $      (3.93)   $      (1.20)
                                                                 ===========   ============    ============
    Weighted average shares..................................      4,309,510      5,859,105       9,725,376
                                                                 ===========   ============    ============
  Pro forma net loss per share attributable to common
   stockholders (unaudited) (see Note 2)
    Basic and diluted........................................                                  $      (0.84)
                                                                                               ============
    Weighted average shares..................................                                    13,807,058
                                                                                               ============




    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)
      Statements of  Redeemable Preferred Stock and Stockholders' Deficit
    For the period from February 23, 1998 (inception) to December 31, 2001, including the period from February 23, 1998
 (inception) to December 31, 1998 and the years ended December 31, 1999, 2000, and 2001


                                                                                                   Stockholders'
                                                                                                      Deficit
                                                                                                 ------------------
                                                     Series A                  Series B
                                                    Redeemable                Redeemable
                                                 Preferred Stock           Preferred Stock          Common Stock
                                              -----------------------    --------------------    ------------------
                                               Shares       Amount       Shares      Amount       Shares     Amount
                                             ---------    -----------   -------    ----------   ---------    ------
Sale of Common Stock to founders at
  inception for cash ($0.001 per share)...                                                      4,458,724    $4,459
Fair value of services provided by an
  affiliate (see Note 11).................
Net loss for the period February 23, 1998
  (inception) to December 31, 1998........
                                                                                                ---------    ------
    Balance at December 31, 1998 .........                                                      4,458,724     4,459
Issuance of 231,859 warrants in June in
  connection with bridge financing (see
  Note 6).................................
Issuance of Common Stock to consultant in
  June for services (see Note 5)..........                                                        189,496       189
Issuance of 200,642 warrants to
  consultants in August for services
  (see Note 6)............................
Fair value of services provided by an
  affiliate (see Note 11).................
Net loss for the year ended December 31,
  1999....................................
                                                                                                ---------    ------
    Balance at December 31, 1999 .........                                                      4,648,220     4,648
Issuance of 15,242 warrants to an advisor
  for services in connection with the sale
  of Series A redeemable preferred stock
  in August (see Note 5)..................                $   (55,790)
Exercise of warrants by consultants ......                                                        200,642       201
Issuance of Common Stock in connection
  with acquisition of a license in
  September (see Note 1)..................                                                      5,080,717     5,081
Sale of 160.565 Units for cash in
  September ($100,000 per Unit), net of
  offering expenses of $1,157,572
  (see Note 5)............................   4,014,125     14,898,928
Issuance of Preferred A warrants in
  September (see Note 5)..................                   (960,361)
Issuance of Preferred A Finders Units for
  services in September (see Note 5)......                  (107,825)
Payment of stock subscription receivable .
Non-cash compensation in connection with
  issuance of stock options to non-
  employees in August and November (see
  Note 9).................................
Fair value of services provided by an
  affiliate (see Note 11).................
Net loss for the year ended December 31,
  2000....................................
                                             ---------    -----------   -------    ----------   ---------    ------
    Balance at December 31, 2000 .........   4,014,125     13,774,952                           9,929,579     9,930
Sale of 10.9887 Units with beneficial
  conversion feature for cash in December
  ($500,000 per Unit) (see Note 5)........                              989,991     1,935,044
Expenses in connection with sale of
  Series B stock..........................                                         $ (474,317)
Deemed dividend related to beneficial
  conversion feature of Series B stock
  (see Note 5)............................                                          3,559,305
Payment of stock subscription receivable .
Exercise of warrants by a consultant .....                                                         15,242        15
Exercise of bridge warrants ..............                                                         15,606        15
Fair value of services provided by an
  affiliate (see Note 11).................
Net loss for the year ended December 31,
  2001....................................
                                             ---------    -----------   -------    ----------   ---------    ------
    Balance at December 31, 2001 .........   4,014,125    $13,774,952   989,991    $5,020,032   9,960,427    $9,960
                                             =========    ===========   =======    ==========   =========    ======


                                                                Stockholders' Deficit
                                              ----------------------------------------------------------
                                                                              Deficit
                                                                            Accumulated
                                              Additional       Stock        during the         Total
                                               Paid-in      Subscription    Development    Stockholders'
                                               Capital       Receivable        Stage          Deficit
                                             -----------    ------------   ------------    -------------
Sale of Common Stock to founders at
  inception for cash ($0.001 per share)...   $       539      $(3,749)                     $      1,249
Fair value of services provided by an
  affiliate (see Note 11).................        89,531                                         89,531
Net loss for the period February 23, 1998
  (inception) to December 31, 1998........                                 $   (470,200)       (470,200)
                                             -----------      -------      ------------    ------------
    Balance at December 31, 1998 .........        90,070       (3,749)         (470,200)       (379,420)
Issuance of 231,859 warrants in June in
  connection with bridge financing (see
  Note 6).................................       101,564                                        101,564
Issuance of Common Stock to consultant in
  June for services (see Note 5)..........        93,267         (106)                           93,350
Issuance of 200,642 warrants to
  consultants in August for services
  (see Note 6)............................        98,598                                         98,598
Fair value of services provided by an
  affiliate (see Note 11).................       155,917                                        155,917
Net loss for the year ended December 31,
  1999....................................                                   (1,205,559)     (1,205,559)
                                             -----------      -------      ------------    ------------
    Balance at December 31, 1999 .........       539,416       (3,855)       (1,675,759)     (1,135,550)
Issuance of 15,242 warrants to an advisor
  for services in connection with the sale
  of Series A redeemable preferred stock
  in August (see Note 5)..................        55,790                                         55,790
Exercise of warrants by consultants ......            (3)                                           198
Issuance of Common Stock in connection
  with acquisition of a license in
  September (see Note 1)..................    18,599,919                                     18,605,000
Sale of 160.565 Units for cash in
  September ($100,000 per Unit), net of
  offering expenses of $1,157,572
  (see Note 5)............................                                                           --
Issuance of Preferred A warrants in
  September (see Note 5)..................       960,361                                        960,361
Issuance of Preferred A Finders Units for
  services in September (see Note 5)......       107,825                                        107,825
Payment of stock subscription receivable .                      3,201                             3,201
Non-cash compensation in connection with
  issuance of stock options to non-
  employees in August and November (see
  Note 9).................................       707,550                                        707,550
Fair value of services provided by an
  affiliate (see Note 11).................       163,376                                        163,376
Net loss for the year ended December 31,
  2000....................................                                  (23,023,842)    (23,023,842)
                                             -----------      -------      ------------    ------------
    Balance at December 31, 2000 .........    21,134,234         (654)      (24,699,601)     (3,556,091)
Sale of 10.9887 Units with beneficial
  conversion feature for cash in December
  ($500,000 per Unit) (see Note 5)........     3,559,305                                      3,559,305
Expenses in connection with sale of
  Series B stock..........................
Deemed dividend related to beneficial
  conversion feature of Series B stock
  (see Note 5)............................    (3,559,305)                                    (3,559,305)
Payment of stock subscription receivable .                        544                               544
Exercise of warrants by a consultant .....                                                           15
Exercise of bridge warrants ..............           139                                            154
Fair value of services provided by an
  affiliate (see Note 11).................       481,299                                        481,299
Net loss for the year ended December 31,
  2001....................................                                   (8,067,699)     (8,067,699)
                                             -----------      -------      ------------    ------------
    Balance at December 31, 2001 .........   $21,615.672      $  (110)     $(32,767,300)   $(11,141,778)
                                             ===========      =======      ============    ============

Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined by the Company's Management.

    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                            Statements of Cash Flows



                                                                                                                   Cumulative from
                                                                               Year Ended December 31,            February 23, 1998
                                                                      -----------------------------------------     (inception) to
                                                                         1999           2000           2001       December 31, 2001
                                                                     -----------    ------------    -----------   -----------------
Cash flows from operating activities:
  Net loss........................................................   $(1,205,559)   $(23,023,842)   $(8,067,699)     $(32,767,300)
  Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation...................................................           324             748          3,210             4,282
   Amortization of deferred financing costs.......................        96,314         131,003                          227,317
   Amortization of original issue discount........................        41,820          59,744                          101,564
   Issuance of Common Stock in connection with acquisition of a
    license ......................................................                    18,600,000                       18,600,000
   Stock and warrants issued in consideration for services
    rendered .....................................................        93,350         707,550                          800,900
   Non-cash expense contributed by affiliate......................       155,917         163,376        481,299           890,123
   Changes in assets and liabilities:
    (Increase) decrease in grant receivable ......................                      (306,035)       111,045           194,990
    (Increase) decrease in prepaid expenses, other current assets
      and other assets............................................       (12,565)        (51,435)         6,088           (57,912)
    Increase (decrease) in accounts payable, accrued expenses and
      due to affiliates...........................................       124,973         (49,796)       912,987         1,191,775
                                                                     -----------    ------------    -----------      ------------
   Net cash used in operating activities..........................      (705,426)     (3,768,687)    (6,553,070)      (11,204,241)
                                                                     -----------    ------------    -----------      ------------
Cash flows from investing activities:
  Capital expenditures............................................        (1,825)         (3,250)       (10,627)          (15,702)
  Restricted cash.................................................            --         (40,000)       (20,000)          (60,000)
                                                                     -----------    ------------    -----------      ------------
   Net cash used in investing activities..........................        (1,825)        (43,250)       (30,627)          (75,702)
                                                                     -----------    ------------    -----------      ------------
Cash flows from financing activities:
  Proceeds from exercise of warrants..............................                           198            544               742
  Proceeds from sale of common stock..............................                         8,201            169             9,619
  Proceeds from sale of Preferred Stock...........................                    16,056,500      5,494,349        21,550,849
  Expenses associated with sale of Preferred Stock................                    (1,157,572)      (474,317)       (1,631,889)
  (Increase) in prepaid offering costs............................                                     (776,819)         (776,819)
  Proceeds from notes payable.....................................     1,040,000         250,000                        1,515,000
  Expenses associated with notes payable..........................      (128,719)                                        (128,719)
  Repayment of notes payable......................................                    (1,515,000)                      (1,515,000)
                                                                     -----------    ------------    -----------      ------------
   Net cash provided by financing activities......................       911,281      13,642,327      4,243,926        19,023,783
                                                                     -----------    ------------    -----------      ------------
   Net increase (decrease) in cash and
    cash equivalents .............................................       204,030       9,830,390     (2,339,771)        7,743,840
Cash and cash equivalents at beginning of period .................        49,191         253,221     10,083,611                --
                                                                     -----------    ------------    -----------      ------------
Cash and cash equivalents at end of period .......................   $   253,221    $ 10,083,611    $ 7,743,840      $  7,743,840
                                                                     ===========    ============    ===========      ============
Supplemental disclosures:
  Cash paid for interest..........................................   $    16,003    $    215,542    $        --      $    237,346
                                                                     ===========    ============    ===========      ============
Supplemental disclosure of noncash investing and financing
  activities:
Original issue discount on note payable ..........................   $   101,564                                     $    101,564
Options and warrants issued for services
  and financings..................................................   $    98,598    $  1,123,976                     $  1,222,574





    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                         Notes to Financial Statements

(1) Organization, Business and Basis of Presentation

   Innovative Drug Delivery Systems, Inc. (the "Company" or "IDDS") is a development stage enterprise engaged in the research, development and commercialization of innovative treatments for the relief of acute and chronic moderate to severe pain. The Company is incorporated in the State of Delaware with operations in a single segment in the United States of America.

   On March 12, 2002, the Company's Board of Directors approved a 1.0161-for-one split of the outstanding shares of common stock which will be effectuated as a stock dividend immediately prior to the consummation of this offering. All common share and per share data included herein have been adjusted as if the stock dividend had occurred at inception.

   As a development stage enterprise, the Company's primary efforts, to date, have been devoted to raising capital, forming collaborations for research and development and recruiting staff. The Company has limited capital resources and revenues and has experienced net operating losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. At December 31, 2001, the Company had approximately $7.7 million in cash and cash equivalents. Management believes that cash and cash equivalents on hand at December 31, 2001 will be sufficient to fund operations beyond one year. The Company will be required to raise additional funds to meet long-term planned goals. The Company believes that it will be able to obtain additional financing through public or private equity financings, or other arrangements to fund operations. There can be no assurance that such additional financing, if at all available, can be obtained on terms acceptable to the Company. If the Company is unable to obtain such additional financing, future operations will need to be scaled back or discontinued. On December 31, 2001, the Company closed a private financing raising net proceeds of approximately $5.0 million through the sale of 989,991 shares of Series B redeemable convertible Preferred Stock (Series B stock) (see Note 5).

   In addition, to the normal risks associated with a new business venture, there can be no assurance that the Company's research and development will be successfully completed or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid change in technology, and is dependent upon the services of its employees, collaborators and consultants. The Company is solely dependent upon a supplier to supply a key component in connection with the Company's clinical trials of morphine.

   Pain Management, Inc. (the "Predecessor Company") was incorporated in the State of Delaware on February 23, 1998. On August 14, 2000, the Predecessor Company agreed to merge with IDDS. The terms of the merger provided for each share of the Predecessor Company's common stock to convert into approximately ..892 share of IDDS common stock as adjusted for a 0.0161-for-one stock dividend on March 12, 2002. Accordingly, the stockholders of the Predecessor Company exchanged 5,212,500 shares of the Predecessor Company's common stock for 4,648,220 shares of IDDS common stock. Prior to the merger, IDDS had outstanding 5,080,717 shares of common stock. At the time the merger closed on September 22, 2000, the only asset held by IDDS was a licensing agreement with West Pharmaceutical Services, Inc. (see Note 7) executed on August 25, 2000. IDDS was incorporated on April 8, 1999, however, it remained dormant until executing the merger and licensing agreements noted above. The Predecessor Company's Board of Directors and management assumed similar roles in the Company after the merger closed. For financial reporting purposes, the merger was accounted for as the acquisition of a licensing agreement by the Predecessor Company and a reorganization with the Company becoming the surviving entity. Consequently, the assets, liabilities and historic operating results of the Company prior to the merger are those of the Predecessor Company. The fair value of the licensing agreement was determined to be approximately $18.6 million based on the fair value of the common stock issued. The rights obtained under the licensing agreement related to an unproven technology that would require significant research and development effort

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

to commercialize a product. There is also a significant uncertainty as to whether the research and development effort will be successful. Since the licensed technology has no alternative future use, the fair value of the consideration issued to obtain the licensing agreement was expensed as research and development at the time the merger closed.

(2) Summary of Significant Accounting Policies

Revenue Recognition

   The Company has been awarded government grants from the Department of Defense (the "DoD") and the National Institutes of Health (the "NIH"), which are used to subsidize the Company's research and development projects ("Projects"). DoD and NIH revenue is recognized as subsidized Project costs for each period are incurred. For the years ended December 31, 2000 and 2001, all of the Company's research grant revenue came from the DoD and the NIH.

   Interest income is recognized as earned.

Research and Development Costs

   The Company expenses all research and development costs as incurred for which there is no alternative future use. Such expenses include licensing and upfront fees paid in connection with collaborative agreements.

Concentrations of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, and receivables from the DoD and the NIH. The Company has established guidelines that relate to credit quality and diversification and that limit exposure to any one issue of securities.

Fixed Assets

   Furniture and fixtures, and computer equipment are stated at cost. Furniture, fixtures, and computer equipment are depreciated on a straight-line basis over their estimated useful lives. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations. The estimated useful lives of fixed assets are as follows:

                  Furniture and fixtures...........   5 years
                  Computer equipment...............   3 years


Patents

   As a result of research and development efforts conducted by the Company, it has applied, or is applying, for a number of patents to protect proprietary inventions. All costs associated with patents are expensed as incurred.

Cash and Cash Equivalents

   The Company considers all highly liquid investments which have maturities of three months or less, when acquired, to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. Cash and cash equivalents subject the Company to concentrations of

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

credit risk. At December 31, 2001 and 2000, the Company had invested approximately $7.7 million and $10.1 million, respectively, in funds with a single commercial bank.

Net Loss Per Share

   The Company prepares its per share data in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic net loss per share is computed on the basis of net loss for the period divided by the weighted average number of shares of common stock outstanding during the period. Since the Company has incurred net losses since inception, diluted net loss per share does not include the number of shares issuable upon exercise of outstanding options and warrants and the conversion of preferred stock since such inclusion would be anti-dilutive. Disclosures required by SFAS No. 128 have been included in Note 8.

Pro Forma Financial Information (unaudited)

   As discussed further in Note 5, all outstanding shares of Series A redeemable convertible preferred stock ("Series A stock") and Series B stock will automatically convert into 5,084,900 shares of common stock upon the closing of an initial public offering of the Company's common stock as defined. The pro forma balance sheet at December 31, 2001, assumes that the historical balance sheet is adjusted to reflect the conversion of Series A stock and Series B stock into common stock as if it had occurred on December 31, 2001. The pro forma net loss per share data presented within the Statement of Operations for the year ended December 31, 2001 assumes that the historical per share data computed in accordance with SFAS No. 128 is adjusted to reflect the conversion of all outstanding shares of Series A stock and Series B stock, on a weighted average basis, as if such conversion had occurred on the dates of issuance (September 22, 2000 and December 31, 2001, respectively). Pro forma net loss per share data for the years ended December 31, 1999 and 2000 have been intentionally omitted.

Deferred Financing Costs

   Costs incurred in connection with issuance of notes payable are deferred and amortized using the interest method, which approximates the straight-line method, as interest expense over the term of the debt instrument.

Income Taxes

   The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Comprehensive Loss

   Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", established standards for reporting and display of comprehensive loss and its components in the financial statements. Implementation of this statement has not had an impact on the Company's financial statements as the Company has no other comprehensive items to report other than net loss.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

Impairment of Long-Lived Assets

   In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Long Lived Assets to be Disposed Of" ("SFAS 121") long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less that the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For all periods presented there have been no impairment losses incurred.

Equity Issuance Costs

   Costs associated with the issuance of the Company's common or preferred stock are initially recorded as prepaid offering costs. Upon issuance of the securities, those costs are reclassified as a reduction of the offering proceeds. In the event that the offering is not completed, those costs would be expensed in the period the offering is determined to be unsuccessful.

Risks and Uncertainties

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates relate to the valuation of equity instruments issued for services rendered, recoverability of fixed assets and deferred taxes. Actual results could differ from those estimates.

Stock-Based Compensation

   The Company accounts for stock-based compensation to employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. The Company will recognize compensation expense in situations where the terms of an option grant are not fixed or where the fair value of the Company's common stock on the grant date is greater than the amount an employee must pay to acquire the stock.

   Disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), including pro forma operating results had the Company prepared its financial statements in accordance with the fair-value-based method of accounting for stock-based compensation, have been included in Note 9.

   The fair value of options and warrants granted to non-employees for financing, goods or services are included in the financial statements and expensed over the life of the debt, as the goods are utilized or the services performed, respectively. The fair value of options and warrants issued to non-employees has been calculated using the Black-Scholes option pricing model, based on the following assumptions: risk free interest rate of 6%; expected life of 5 to 7 years; zero dividend yield; and volatility of 75%.

Impact of Future Adoption of Recently Issued Accounting Standards

   The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 141 (FAS 141), "Business Combinations" and Statement of Financial Accounting Standards No. 142 (FAS 142), "Goodwill and Other Intangible Assets". FAS 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

business combination be recognized as assets apart from goodwill. FAS 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. FAS 141 is effective for all business combinations initiated after June 30, 2001. The provisions of FAS 142 will be effective for fiscal years beginning after December 15, 2001 and will thus be adopted by the Company in fiscal year 2002.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (FAS 143), "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objective of FAS 143 is to provide accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of this project are those that an entity cannot avoid as a result of either the acquisition, construction or normal operation of a long-lived asset. Components of larger systems also fall under this project, as well as tangible long-lived assets with indeterminable lives. FAS 143 is required to be adopted on January 1, 2003.

   The Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The objectives of FAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and to develop a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

   Management believes that the future adoption of these accounting standards will not have a material impact on the Company's financial statements.

(3) Fixed Assets

   Fixed assets consist of the following:

                                                                     December 31,
                                                                   -----------------
                                                                   2000       2001
                                                                  -------    -------
   Office equipment and computers.............................    $ 5,075    $15,702
   Less, Accumulated depreciation.............................     (1,072)    (4,282)
                                                                  -------    -------
                                                                  $ 4,003    $11,420
                                                                  =======    =======


(4) Accounts Payable and Accrued Expenses

   Accounts payable and accrued expenses consist of the following:

                                                                   December 31,
                                                               ---------------------
                                                                2000         2001
                                                              --------    ----------
   Accounts payable.......................................    $100,706    $  361,471
   Accrued professional fees..............................      47,794       573,935
   Accrued research and development.......................      59,910       196,174
   Accrued expenses.......................................      47,804        21,745
                                                              --------    ----------
                                                              $256,214    $1,153,325
                                                              ========    ==========


   The Company has agreements to spend approximately $4.7 million for future clinical and development programs. However, such agreements may be cancelled upon written notice to the other party.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

(5) Stockholders' (Deficit) Equity

   The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 21.5 million shares of common stock (the "Common Stock"), $0.001 par value, and 6.5 million shares of preferred stock (the "Preferred Stock"), $0.001 par value. The Company's Board of Directors (the "Board") has the authority to issue preferred stock, in series, with rights and privileges determined by the Board. The Board designated 4.5 million shares of preferred stock as Series A stock and approximately 1.4 million shares of Preferred Stock as Series B stock. In September 2000 and December 2001, investors purchased 4,014,125 shares of Series A stock and 989,991 shares of Series B stock, respectively.

   Dividends may be declared and paid on Common Stock and Preferred Stock as determined by the Board, provided that (i) concurrently with the declaration of dividends on Common Stock, the Company declares and pays a dividend to the holders of Preferred Stock equal to that which would be payable to them if their Preferred Stock had been converted into Common Stock on the date of determination of holders of Common Stock to receive such dividend and (ii) dividends declared on Series A stock are subject to prior rights of holders of any superior class of stock.

   In the event of liquidation, dissolution or winding up of the Company, holders of Series A stock will be entitled to be paid the greater of (i) $4.00 per share subject to adjustment for stock dividends, stock splits, mergers or other recapitalization, as defined, plus all dividends accrued or declared but unpaid, out of the assets of the Company (the "Liquidation Amount") or (ii) the Shared Allocation Amount. The Shared Allocation Amount is that portion of the Company's assets available for distribution to stockholders allocated based on percentage of outstanding shares held by that class of stockholders. The order of preference of payments will be to holders of Series A Stock and then Common Stock.

   Each share of Series A stock is convertible into the number of shares of Common Stock determined by dividing the Series A Conversion Price into $4.00. The Series A Conversion Price of the Series A stock is initially $3.94 per share adjusted for certain dilutive events, as defined. Accrued but unpaid dividends are forfeited upon conversion of Series A stock. As of December 31, 2000 and 2001, the Series A Conversion Price was $3.94 and the outstanding Series A stock is convertible into 4,078,927 shares of Common Stock.

   Shares of Series A stock will automatically convert into shares of Common Stock based upon the Series A Conversion Price in effect at the time upon (i) the closing of an initial public offering of the Company's Common Stock, within defined terms or (ii) written election of the holders of a majority of Series A stock.

   In the event of consolidation, merger or other reorganization of the Company in which the Company is not the surviving entity, the holders of Series A stock will be entitled to be paid, out of the assets of the Company available for distribution before any payment to holders of junior stock of the Company, the greater of (i) the Liquidation Amount or (ii) the Shared Allocation
Amount, as defined. Such payment will be made by redemption of such shares by the Company or by the surviving company. Accordingly, the Series A stock is presented as redeemable preferred stock.

   Holders of Series A stock have the number of votes equal to the number of shares of Common Stock into which the shares of Series A stock convert into at the date on which the vote is held. Holders of Common Stock have one vote per share.

   At the option of the Company, shares of Series A stock may be redeemed at a redemption price per share of $4.00 plus dividends accrued or declared but unpaid (the "Redemption Price") up to and including the redemption date. The Redemption Price is subject to adjustment for stock dividends, stock splits, mergers or recapitalizations, as defined.

   In September 2000, the Company sold 160.565 units ("Units" or "Series A Financing") to investors at a per Unit price of $100,000. Each Unit consisted of 25,000 shares of Series A stock (convertible into 25,404

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

shares of common stock) and 2,540 warrants (the "A Preferred Warrants"). Each A Preferred Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $3.94 per share. The A Preferred Warrants contain certain antidilution provisions, as defined. The A Preferred Warrants expire in October 2005. The fair value of the A Preferred Warrants at issuance was $960,361. At December 31, 2001, none of the A Preferred Warrants had been exercised (see Note 10).

   As partial consideration for the sale of the Units, an option to purchase
15.83 units (the "Finders Units") was issued to members of the firm responsible for obtaining the financing. Each Finders Unit entitles the holder to purchase 25,000 shares of Series A stock (convertible into 25,404 shares of common stock) and 2,540 A Preferred warrants (the "Finders Warrants") for $110,000 per Finders Unit. The fair value of the Series A stock, which was accounted for as a cost of the Series A Financing, totaled $1,071,331. Each Finders Warrant entitles the holder to purchase one share of Common Stock at a per share price of $3.94. The Finders Warrants expire in September 2007. The fair value of the Finders Warrants at the date of issue was $107,825.

   During 1999, a consultant (the "Consultant") was issued 189,496 shares of Common Stock for services rendered and a subscription receivable of $106. The fair value of the Consultant shares was $93,244.

   In 2000, another consultant, acting as an advisor to the Series A Financing, received 15,242 warrants to purchase shares of Common Stock at an exercise price of approximately $0.001 per share. The warrants expire in August, 2007. The fair value of the warrants, which has been accounted for as a cost of the Series A Financing, at the issuance date was $55,790. All of the warrants were exercised in 2001.

   In December, 2001, the Company's Board of Directors designated 1,351,350 shares of preferred stock, $0.001 par value, as Series B Convertible Preferred Stock ("Series B stock"). The Company then closed a $5.5 million private financing consisting of the sale of 10.9887 units of Series B stock (the "Series B Unit") at $500,000 per Series B Unit. Each Series B Unit consists of 90,090 shares of Series B stock with a stated value of $5.55 per share, subject to adjustment for stock dividends, stock splits, mergers and recapitalizations, as defined. The preferences and rights of Series B stock are the same as those of Series A stock regarding conversion, redemption, voting and liquidation of the Company, except that the stated value and the conversion price used in calculating those preferences is $5.55 and $5.46 for Series B stock, respectively, rather than $4.00 and $3.94 for Series A stock respectively. As of December 31, 2001, the Series B stock converts into 1,005,973 shares of common stock. Series B stock is considered to be mandatorily redeemable preferred stock since it is redeemable upon events of consolidation, merger or other reorganization of the Company.

   The Series B conversion price represented a discount from the estimated fair value of the Common Stock at the time of issuance. Accordingly, the discount amount is considered incremental yield ("the beneficial conversion feature") to the preferred stockholders and has been accounted for as a deemed dividend to preferred stockholders. Based on the conversion terms of the Series B stock, a deemed dividend of approximately $3.6 million has been added to the net loss in the calculation of net loss applicable to common stockholders in the year ended December 31, 2001.

(6) Notes Payable

   (a) During 1998, the Company issued two notes payable to two banks with principal amounts of $145,000 and $80,000, respectively (the "Notes"). The Notes were due in September 2000 and bear interest of 1% over the Eurodollar rate and the bank's prime rate, respectively. The Notes were guaranteed by one of the Company's investors. At December 31, 1999, the outstanding balances on the Notes were $145,000 and $80,000, respectively, accrued interest totaled $1,400 and the weighted average interest rate was 7.5%. During 2000, the $145,000 Note was increased to $245,000. Both Notes were repaid in October 2000, following the issuance of Series A stock (see Note 5).

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

   (b) During 1999, the Company raised $1.04 million by issuing notes payable (the "Bridge Notes") and warrants (the "Bridge Warrants"). The Bridge Notes accrued interest at 12% per annum for the first twelve months and 15% per annum for up to an additional year. At December 31, 1999, accrued interest on the Bridge Notes was approximately $86,000. At December 31, 1999, the fair value of the Bridge Notes approximated their face value. In November, 2000, after issuance of Series A stock, the principal plus accrued interest totaling approximately $1,238,000 was repaid.

   In connection with the Bridge Notes, 231,859 Bridge Warrants to purchase an equal number of shares of Common Stock, with an exercise price of approximately $0.01, were issued to the Bridge Noteholders. The Bridge warrants contain anti-dilution provisions and expire in September, 2005. The fair value of the Bridge Warrants at the date of issue was $101,564. Accordingly, the Bridge Notes were recorded at an original issue discount of $101,564, which was amortized to interest expense over the term of the Bridge Notes. At December 31, 1999, the Bridge Notes were recorded at $980,256. During the year ended December 31, 2001, Bridge Warrants to purchase 15,606 shares of common stock were exercised (see Note 10).

   Professional fees incurred in connection with the Bridge Notes, amounting to $128,719, were accounted for as deferred financing costs.

   In 1999, three consultants, who had arranged the sale of Bridge Notes received a total of 200,642 warrants, exercise price of approximately $0.001, to purchase shares of Common Stock. The warrants expire in August 2007. The fair value of the warrants, which were accounted for as deferred financing costs, at the issuance date was $98,598. All of the warrants were exercised in 2000.

   (c) In July 2000, the Company entered into a note (the "Second Note") with a commercial bank with principal amount of $150,000 and bearing interest, payable monthly, based on the Eurodollar rate plus 1% due in July, 2001. The Second Note was guaranteed by one of the Company's investors. In October 2000, following the closing of the sale of Series A stock, the Second Note was repaid.

   Notes payable transactions are summarized as follows:

                                                                       Notes     Bridge Note    Second Note       Total
                                                                     ---------   -----------    -----------    -----------
   Issuance of Notes.............................................    $ 145,000                                 $   145,000
   Issuance of Notes.............................................       80,000                                      80,000
                                                                     ---------                                 -----------
   Balance at December 31, 1998..................................      225,000                                     225,000
   Issuance of Bridge Notes......................................                $ 1,040,000                     1,040,000
   Discount on Bridge Notes......................................                   (101,564)                     (101,564)
   Amortization of Discount......................................                     41,820                        41,820
                                                                     ---------   -----------                   -----------
   Balance at December 31, 1999..................................      225,000       980,256                     1,205,256
   Issuance of Notes.............................................      100,000                                     100,000
   Issuance of Second Note.......................................                                $ 150,000         150,000
   Amortization of Discount......................................                     59,744                        59,744
   Repayment.....................................................     (325,000)   (1,040,000)     (150,000)     (1,515,000)
                                                                     ---------   -----------     ---------     -----------
   Balance at December 31, 2000 and 2001.........................           --            --            --              --
                                                                     =========   ===========     =========     ===========


(7) Commitments and Contingencies

Research Collaboration, Licensing and Consulting Agreements

   (a) As part of the formation of the Company, the Company entered into a license agreement with Stuart Weg, M.D. The license granted the Company exclusive worldwide rights, including the right to grant

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

sublicenses, for the intellectual property surrounding transnasal ketamine. In connection therewith, the Company made an upfront payment to Dr. Weg, Herbert Brotspies, and Calgar & Associates (collectively the "Founders") and issued the Founders shares of Common Stock, of which a portion is held in escrow and will be released to the Founders, if at all, upon the successful completion of the Phase III trial. The issuance of the shares from escrow is not contingent on the Founders' performance. The Company also reimbursed the Founders for patent and other costs. The Company will pay semi-annual royalty payments to the Founders based on a percentage of net sales of transnasal ketamine by the Company or its sublicensees. In addition, the Company shall pay the Founders a defined percentage of all sublicensing fees or other lump sum payments. The Company is also obligated to make aggregate future payments of approximately $1.3 million upon the earlier of certain defined dates ranging from August 2003 to November 2004 or satisfaction of certain clinical and regulatory milestones, which includes the filing of a New Drug Application ("NDA") with the Food & Drug Administration ("FDA"), the approval of an NDA by the FDA and the first commmercial sale of a licensed product. A defined percentage of such milestone payments shall be creditable against royalties earned; provided, however, that in no event shall royalties earned be reduced by more than a certain percentage in any applicable semi-annual period. The Company may satisfy a portion of the milestone payments through the issuance of shares of Common Stock of the Company; provided that the Company is publicly traded at the time such milestone payment accrues.

   In connection with the above license agreement, in February 1998 the Company entered into a three year Consulting Agreement, renewable upon mutual consent, with each of Dr. Weg and Herbert Gary. Pursuant to such Consulting Agreements, both Dr. Weg and Mr. Gary will provide the Company with such consulting services as the Company may reasonably request. In consideration for such services the Company has agreed to pay to each of Dr. Weg and Mr. Gary a consulting fee equal to $75,000 per year, payable in equal monthly installments. These agreements expired March 2001 and were not renewed.

   (b) On August 25, 2000, the Company entered into a license agreement with West Pharmaceutical Services, Inc. ("West") for rights to develop and commercialize intranasal morphine, fentanyl and other products. Under the terms of the agreement, the Company was granted an exclusive, worldwide, royalty bearing license, including the right to grant sublicenses, for the rights to the intellectual property covering these products. The license agreement will expire with the last to expire of the license patents in 2016. In consideration of the license, the Company paid and expensed on September 22, 2000 an up front fee. In addition, under the license agreement for morphine, fentanyl and other products the Company is obligated to make royalty payments to West based upon net sales of products by the Company or its sublicensees, if any, as defined. The Company is also obligated to pay West a minimum annual royalty for each licensed product that receives approval by a regulatory agency to be marketed in any major market country, as defined. The Company is also obligated to pay West a defined amount of any up-front license fees in the event that the Company sublicenses any rights to any third party. In addition, under a Development Milestone and Option Agreement entered into by the Company and West in connection with the license agreement, the Company is obligated to make aggregate future payments totaling $5.0 million upon reaching certain defined development milestones, which includes the filing of an NDA with the FDA, the approval of an NDA by the FDA of a licensed product. Milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues. The Company's ability to pay the upfront payment for the license agreement and the M-6-G fee (see below) was guaranteed by an affiliate of the Company. The guarantee expired upon the payments by the Company of amounts owed to West. In addition, the Company granted West the right of first refusal to enter into a clinical manufacturing agreement for nasal morphine (see c. (i), below).

   The license agreement and related agreements (see c. (i) to c. (iv) below) may be terminated by mutual consent of the parties at any time or by either party upon written notice of default, including non-performance, by the other party that is not cured within 30 days.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

   (c) In connection with the West license agreement, the Company entered into the following additional agreements:

      (i) A clinical manufacturing agreement, whereby the Company will buy from West 100% of the nasal morphine product required for conducting the clinical trials subject to West's ability to supply 100% of the required product. West will manufacture and package the clinical product for the Company. This agreement will be in effect until the earlier of (a) a period of 2 years or (b) the last to occur launch date after the clinical product has been launched in all major market countries.

      (ii) An option agreement, whereby the Company was granted an option to include morphine -6- glucuronide ("M-6-G") as an identified compound under the license agreement. The Company paid and expensed a non-refundable fee in consideration of the option, which expired unexercised on December 22, 2000.

      (iii) On October 24, 2000, the Company expanded its license agreement to include an additional development agreement with West for rights to develop and commercialize intranasal fentanyl. The Company will undertake a development program for intranasal fentanyl with West. The parties will endeavor to complete the development program within the defined time table. However, the Company can use other suppliers should West be unable to either provide competitive cost bids or complete the program within a reasonable timeframe. In addition, under the development agreement, the Company is obligated to make aggregate future payments totaling $6.3 million upon reaching certain defined development milestones, which includes completion of proof-of-principle studies, successful completion of a phase I/II clinical trial, commencement of a phase III clinical trial, filing of an NDA with the FDA and the approval of an NDA by the FDA of a licensed product. These milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues.

      (iv) On November 17, 2000, the Company entered into a clinical manufacturing agreement with West to manufacture, package, purchase and sell to the Company nasal ketamine clinical product according to agreed upon clinical product specifications and price schedule. The agreement terminated in November 2001.

   (d) On December 14, 2001 (the "Effective Date"), the Company entered into an agreement (the "Shimoda Agreement") with Shimoda Biotech (Proprietary) Ltd. and certain affiliated entities ("Shimoda"), for an exclusive worldwide license to commercialize formulations of pharmaceutical products containing diclofenac. The Company will pay: (i) a license fee to Shimoda and reimbursement for expenses, if certain defined events occur; (ii) two percent of the net proceeds, as defined, of the Company's initial public offering to Shimoda, but not less than $1 million or in excess of $2 million; (iii) aggregate future milestone payments of $6.0 million payable upon the satisfaction of certain clinical and regulatory milestones which includes submission of an NDA with the FDA, approval of an NDA by the FDA and one year following the date of first sale of a licensed product; and (iv) royalty payments to Shimoda based upon the sales of products by the Company or its sublicensees, if any, as defined. Upon achievement of a milestone, Shimoda has the option to receive payment in cash or shares of common stock. In the event Shimoda elects to receive common stock, the number of shares to be issued is based on a formula whereby the defined milestone payment is divided by the per share price of the Company's common stock in an initial public offering as defined. Should common stock be issued in satisfaction of milestones, the Company will record a non-cash charge based on the fair value of the consideration paid at the date the milestone is achieved. Such charge could be material and could result in a material dilution to per share amounts. The Shimoda Agreement may be terminated (i) by either party due to breach by the other party that is not cured within 60 days of written notice; (ii) by Shimoda in the event of default by the Company for non-payment of amounts due that is not cured with 60 days of written notice; (iii) by the Company, if certain defined initial activities are not

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

completed by Shimoda within 90 days of the Effective Date, in which case all payments to Shimoda other than the initial payment will be refunded to the Company or (iv) by the Company at any time by giving 90 days written notice to Shimoda.

(8) Net Loss per Share

   The Company's basic net loss per share amounts have been computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For all periods presented, the Company reported a net loss and, therefore, common stock equivalents were not included since such inclusion would have been anti-dilutive. In addition, for all periods presented, 222,937 shares of Common Stock were held in escrow and have been excluded from the calculation of basic and diluted earnings per share.

   The calculation of net loss per share, basic and diluted, is as follows:

                                                                                                            Weighted
                                                                                                             Average
                                                                                                             Common
                                                                                            Net Loss         Shares       Per Share
                                                                                           (Numerator)    (Denominator)     Amount
                                                                                          ------------    -------------   ---------
   The year ended December 31, 2001
    Basic and diluted.................................................................    $(11,627,004)     9,725,376       $(1.20)
                                                                                          ============                      ======
   Adjustment to reflect weighted average effect of conversion of Series A and Series
    B redeemable convertible preferred stock as if such conversion occurred on the dates of issuance (September 22, 2000 and December 31, 2001, respectively)
    (unaudited).......................................................................                      4,081,682
                                                                                                           ----------
   Pro forma basic and diluted (unaudited)............................................    $(11,627,004)    13,807,058       $(0.84)
                                                                                          ============     ==========       ======
   The year ended December 31, 2000
    Basic and diluted.................................................................    $(23,023,842)     5,859,105       $(3.93)
                                                                                          ============     ==========       ======
   The year ended December 31, 1999
    Basic and diluted.................................................................    $ (1,205,559)     4,309,510       $(0.28)
                                                                                          ============     ==========       ======


   For all periods presented common stock equivalents which have been excluded from diluted per share amounts because their effect would have been anti-dilutive, include the following:


                                                                                 For the Years Ended December 31,
                                                                -------------------------------------------------------------------
                                                                       1999                    2000                    2001
                                                                -------------------    --------------------    --------------------
                                                                           Weighted                Weighted                Weighted
                                                               Weighted    Average     Weighted     Average    Weighted     Average
                                                                Average    Exercise    Average     Exercise     Average    Exercise
                                                                Number      Price       Number       Price      Number       Price
                                                               --------    --------   ---------    --------    ---------   --------
Options ....................................................      --                    127,744      $3.93     1,365,152     $3.94
Warrants ...................................................    209,966     $0.006      616,040      $1.56     1,078,656     $3.25
Convertible Preferred Stock ................................         --               1,117,514                4,081,682
                                                                -------               ---------                ---------
 Total .....................................................    209,966               1,861,298                6,525,490
                                                                =======               =========                =========


(9) Stock Incentive Plan

   In February 2001, the Board and stockholders approved the adoption of the 2000 Omnibus Stock Incentive Plan (the "Plan"). Under the Plan, subject to Board and stockholder approval of certain amendments, the Plan will provide for the issuance of 3,556,502 shares of Common Stock to be awarded to

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

employees, consultants, directors and other individuals who render services to the Company (collectively, "Awardees"). The number of shares of common stock reserved for issuance under the Plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2003, by an amount equal to 5% of the total number of shares of Common Stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any annual increase exceed a defined number of shares. Awards include options, restricted shares, bonus shares, stock appreciation rights and performance shares (the "Awards"). The Plan contains certain anti-dilution provisions in the event of a stock split, stock dividend or other capital adjustment, as defined. The Plan includes an automatic option grant program for non-employee directors, under which option grants will automatically be made at periodic intervals to non-employee board members to purchase shares of common stock as defined. The Plan provides for a Committee of the Board of Directors (the "Committee") to grant Awards to Awardees and to determine the exercise price, vesting term, expiration date and all other terms and conditions of the Awards, including acceleration of the vesting of an Award at any time. All options granted under the Plan are intended to be non-qualified ("NQO") unless specified by the Committee to be incentive stock options ("ISO"), as defined by the Internal Revenue Code. NQO's may be granted to employees, consultants or other individuals at an exercise price, equal to, below or above the fair value of the Common Stock on the date of grant. ISO's may only be granted to employees of the Company and may not be granted at exercise prices below fair value of the Common Stock on the date of grant (110% of fair value for employees who own 10% or more of the Company). The period during which an option may be exercised may not exceed ten years from the date of grant (five years for grants of ISO's to employees who own 10% or more of the Company). Under the Plan, for a period of one year following the termination of an Awardee's employment or active involvement with the Company, the Company has the right, should certain contingent events occur, to repurchase any or all shares of Common Stock acquired upon exercise of an Award held by the Awardee at a purchase price defined by the Plan. The Plan will terminate at the earliest of (i) its termination by the Committee,
(ii) February 4, 2011 or (iii) the date on which all of the shares of Common Stock available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. Awards granted before termination of the Plan will continue under the Plan until exercised, cancelled or expired.

   As of December 31, 2001, no options have been granted under the Plan; however, options to purchase 1,367,101 shares of the Company's common stock have been granted outside of the Plan.

   The following table summarizes non-plan stock option information for the options as of December 31, 2001:


                                     Options Outstanding                         Options Exercisable
                     --------------------------------------------------    ------------------------------
                                    Weighted-Average   Weighted-Average                  Weighted-Average
     Range of           Number         Remaining           Exercise          Number          Exercise
 Exercise Prices     Outstanding    Contractual Life         Price         Exercisable         Price
 -----------------   -----------    ----------------   ----------------    -----------   ----------------
$             0.01        1,219         8.7 yrs.             $0.01             1,219           $0.01
$             3.94    1,365,882         8.9 yrs.             $3.94           976,360           $3.94
                      ---------                                              -------
$      0.01- $3.94    1,367,101         8.9 yrs.             $3.93           977,579           $3.93

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

   Transactions involving options during the years ended December 31, 2000 and 2001 are summarized as follows:

                                               Number of    Weighted-Average      Number      Weighted-Average
                                                 Shares      Exercise Price    Exercisable     Exercise Price
                                               ---------    ----------------   -----------    ----------------
2000: Granted ..............................   1,011,451         $3.93
                                               ---------
Balance outstanding, December 31, 2000 .....   1,011,451         $3.93           427,168           $3.93
2001: Granted (1) ..........................     355,650         $3.94
                                               ---------
Balance outstanding, December 31, 2001 .....   1,367,101         $3.93           977,579           $3.93
                                               =========


(1) In addition to the above, the Committee has or has agreed to grant: 850,000 options to three employees and 75,000 options to a related party consultant with an exercise price equal to that of the Company's common stock at an initial public offering. The Committee also agreed to grant 406,456 options to the Company's directors. The Committee originally intended that the measurement date of these options would be the date of the Company's initial public offering and that the options' exercise price would be equal to the initial public offering price. On February 25, 2002 the Committee granted such options fixing the exercise price at $5.46 per share. The exercise price is below the estimated fair value of the Company's common stock on the date of grant and accordingly the Company will incur a non-cash expense. The aggregate intrinsic value of the option grants to the directors at the measurement date total approximately $1.4 million. Such amount will be expensed over the vesting period with approximately
    $1.36 million recognized during 2002 and the balance pro rata through February 2003.


   Included in the options above, during the year ended December 31, 2000, the Company granted 300,150 fully vested stock options to non-employees ("Non-employee Options") with an average exercise price of $3.94, which are accounted for in accordance with EITF 96-18. The estimated fair value of the Non-employee Options on the grant date totaling $707,550 was recognized as compensation expense in the year ended December 31, 2000.

   The following table summarizes the pro forma operating results of the Company had compensation costs for non-plan options been determined in accordance with the fair value based method of accounting for stock based compensation as prescribed by SFAS No. 123. Since option grants awarded during 2000 and 2001 vest over several years and additional awards are expected to be issued in the future, the pro forma results shown below are not likely to be representative of the effects on future years of the application of the fair value based method. Since no stock options were granted prior to September 1, 2000, the pro forma net loss and net loss per share for the year ended December 31, 1999 is equal to the amount as presented in the Statement of Operations.

                                                               Year Ended December 31,
                                                             ---------------------------
                                                                 2000           2001
                                                             ------------   ------------
        Pro Forma Net Loss ..............................    $(23,379,852)  $(12,921,587)
                                                             ============   ============
        Pro Forma Net Loss per Share (Basic and Diluted)     $      (3.99)  $      (1.33)
                                                             ============   ============

   For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing method. The weighted-average fair value of the options granted during 2000 and 2001 was $2.39. The following assumptions were used in computing the fair value of option grants: expected volatility of 75%, expected life of 5 years; zero dividend yield and risk-free interest rate of 6.0%.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

   The Company intends to adopt an employee stock purchase plan ("ESPP"), which will become effective upon the completion of an initial public offering of the Company's common stock. Under the ESPP, eligible employees may set aside up to 15% of their eligible compensation to be applied to the purchase of shares of the Company's common stock. The per share price the employee must pay to acquire each share of common stock will be equal to 85% of the lower of the quoted market price of the Company's Common Stock at the start date of the offering period or the semi-annual purchase date. The ESPP will be implemented in a series of overlapping periods, each with a duration of 24 months. The initial offering period will begin at the time of the initial public offering. Subsequent offering periods will begin at 6-month intervals and each such offering period will have 4 semi-annual purchase dates. The ESPP has been designed to qualify as a non-compensatory plan under Section 423 of the Internal Revenue Code. Upon completion of an initial public offering, the Company will finalize various terms and conditions including the number of shares of common stock available under the ESPP.

(10) Warrants and Units

   The following table summarizes warrant and unit activity for the period from February 23, 1998 (inception) to December 31, 2001:


                                                                       Bridge    Preferred A    Consultants   Finders
                                                                      Warrants     Warrants      Warrants      Units
                                                                      --------   -----------    -----------   -------
Issuance of Bridge Warrants (see Note 6)..........................    231,859
Issuance of Consultants Warrants (see Note 6).....................                                200,642
                                                                      -------      -------       --------      -----
Balance outstanding, December 31, 1999............................    231,859           --        200,642         --
Issuance of Preferred A Warrants (see Note 5).....................                 407,893
Exercise of Consultants Warrants..................................                               (200,642)
Issuance of Finders Units (see Note 5)............................                                             15.83 (1)
Issuance of Consultants Warrants (see Note 5).....................                                 15,242
                                                                      -------      -------       --------      -----
Balance outstanding, December 31, 2000............................    231,859      407,893         15,242      15.83
Exercise of Bridge Warrant........................................    (15,606)
Exercise of Consultants Warrants..................................                                (15,242)
                                                                      -------      -------       --------      -----
Balance outstanding, December 31, 2001............................    216,253      407,893             --      15.83
                                                                      =======      =======       ========      =====

---------------
(1) Each Finders Unit entitles the holder to purchase 25,000 shares of Series A stock and 2,540 Preferred A Warrants. Total issuance entitles holders to purchase 395,788 shares of Series A stock (convertible into 402,177 shares of common stock) and 40,218 A Preferred Warrants.

(11) Related Party Transactions

   The Company, since its inception, has received financial assistance from a principal stockholder in the form of office space and management and legal assistance provided at no cost. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 79, the estimated fair value of such assistance has been reflected in the accompanying financial statements as an expense in the period benefited with a corresponding deemed capital contribution. The estimated fair value of the financial assistance totaled $155,917, $163,376 and $481,299 for the years ended December 31, 1999, 2000 and 2001, respectively, and $890,123 for the cumulative period from February 23, 1998 (inception) to December 31, 2001.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)

(12) Income Taxes

   There is no provision (benefit) for federal or state income taxes for the years ended December 31, 1999, 2000 and 2001 since the Company has incurred operating losses and has established valuation allowances equal to the total deferred tax asset due to the uncertainty with respect to achieving taxable income in the future.

   The tax effect of temporary differences and net operating losses as of December 31, 2000 and 2001 are as follows:


                                                                                    December 31,
                                                                              -------------------------
                                                                                 2000          2001
                                                                             -----------    -----------
Deferred tax assets and valuation allowance:
 Net operating loss carry-forwards .......................................   $ 2,229,328    $ 5,624,080
 Deferred charges ........................................................           482            362
 Valuation allowance .....................................................    (2,229,810)    (5,624,442)
                                                                             -----------    -----------
                                                                             $        --    $        --
                                                                             ===========    ===========


   As of December 31, 2000 and 2001, the Company has available, for tax purposes, unused net operating loss carryforwards of approximately $5.0 million and $12.6 million which will expire between 2018 and 2021. As of December 31, 2001, the Company had aggregate permanent differences of $20.2 million including $18.6 million for the license acquired in connection with the merger. Future ownership changes may limit the Company's ability to utilize these net operating loss carryforwards as defined by the federal and state tax codes.

 PROSPECTUS           , 2002
                                                               [graphic]








                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.





                                5,600,000 Shares

                                  Common Stock













                           Thomas Weisel Partners LLC

                          Wells Fargo Securities, LLC

                           Jefferies & Company, Inc.




-------------------------------------------------------------------------------




Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until                , 2002 (25 days after commencement of this offering), all
dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by IDDS in connection with the sale of the common stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

        SEC Registration Fee ..............................................   $   16,491
        NASD Filing Fee ...................................................        7,400
        Nasdaq National Market Listing Fee ................................      100,000
        Printing Expenses .................................................      350,000
        Legal Fees and Expenses ...........................................      600,000
        Accounting Fees and Expenses ......................................      700,000
        Blue Sky Expenses and Counsel Fees ................................       10,000
        Transfer Agent and Registrar Fees .................................       15,000
        Miscellaneous .....................................................      201,109
                                                                              ----------
        Total .............................................................   $2,000,000
                                                                              ==========


Item 14. Indemnification of Directors and Officers

   The Registrant's Amended and Restated Certificate of Incorporation in effect as of the date hereof (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

   Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

   Since its inception, the Registrant, including its predecessor corporation Pain Management, Inc., has issued and sold unregistered securities in the amounts, at the times, and for the aggregate amounts of consideration listed as follows:

     1. In February 1998, Pain Management, Inc. issued to its founders 5,000,000 shares of common stock for an aggregate purchase price of $5,000 pursuant to stock purchase agreements between Pain Management and the founders.

     2. In June 2000, the Registrant issued to its founders 5,080,717 shares of common stock for an aggregate purchase price of $5,000 pursuant to stock purchase agreements between the Registrant and the founders.

     3. In September 1999, Pain Management raised approximately $1.04 million by issuing notes payable and warrants to investors. The notes accrued interest at 12% per annum for the first twelve months and 15% per annum thereafter. In connection with the notes, Pain Management issued warrants to purchase 260,000 shares of common stock at an exercise price of $0.01 per share to noteholders. In November 2000, the principal and interest on the notes representing approximately $1,238,000 was repaid.

     4. In September 2000, in connection with a merger with Pain Management, Inc., the Registrant issued 4,648,220 shares of common stock in exchange for 5,000,000 shares of Pain Management. In addition, the Registrant exchanged warrants to purchase 260,000 shares of Pain Management common stock with warrants to purchase 231,859 shares of the Registrant's common stock. In September 2001, warrants to purchase 15,606 shares of common stock were exercised.

     5. During 1999, a consultant was issued 189,496 shares of the Registrant's common stock for services rendered. Also in 1999, three consultants received warrants to purchase a total of 200,642 shares of the Registrant's common stock at an exercise price of approximately $0.001. In 2000, warrants to purchase all of these shares were exercised. In 2000, a consultant received warrants to purchase 15,242 shares of the Registrant's common stock at an exercise price of approximately $0.001. All of the warrants were exercised in 2001.

     6. In September 2000, the Registrant sold 160.565 units ("Units") to investors at a per Unit price of $100,000. Each Unit consisted of 25,000 shares of series A convertible preferred stock (convertible into 25,404 shares of common stock) and 2,540 warrants. Each warrant entitles the holder to purchase one share of the Registrant's common stock at an exercise price of $3.94 per share. The Registrant sold, in the aggregate, 4,014,125 shares of series A convertible preferred stock (convertible into 4,078,927 shares of common stock) and warrants to purchase 407,893 shares of common stock for net proceeds of $14,898,928.

     7. As partial consideration for the sale of the Units, an option to purchase 15.83 units was issued to members of the firm responsible for obtaining the financing. Each Unit entitles the holder to purchase 25,000 shares of series A convertible preferred stock (convertible into 25,404 shares of common stock) at a price of $4.40 per share and warrants to purchase 2,540 shares of common stock at an exercise price of $3.94 per share.

     8. The Registrant granted stock options to purchase 1,365,882, 1,219 and 406,456 shares of common stock at exercise prices of $3.94, approximately $0.01 and $5.46 respectively, per share to employees, consultants and directors.


     9. In December 2001, the Registrant sold 989,991 shares of series B convertible preferred stock (convertible into 1,005,973 shares of common stock) for net proceeds of $5,020,032.

    10. The Registrant has or has agreed to grant 850,000 options to three employees and 75,000 options to a related party consultant with an exercise price equal to that of the Registrant's common stock at the initial public offering.


   No underwriters were engaged in connection with the foregoing sales of securities. Such sales of common stock, Preferred Stock and warrants were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering, and all purchasers were accredited investors as such term is defined in Rule 501(a) of Regulation D. Issuances of options to the Registrant's employees, directors and consultants were made pursuant to Rule 701 promulgated under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibit Index


 No.                                              Description
------                                            -----------
 1.1            Underwriting Agreement*
 2.1            Agreement and Plan of Merger between Innovative Drug Delivery Systems, Inc. and
                Pain Management, Inc. dated as of August 14, 2000 (schedules and exhibits omitted)**
 3.1            Form of Amended and Restated Certificate of Incorporation**
 3.2            Form of Amended and Restated Bylaws**
 4.1            Securities Issuance and Registration Rights Agreement, dated September 22,
                2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
                Services, Inc.**
 4.2            Stockholders Agreement, dated February 25, 1998, between Pain Management, Inc.,
                Dr. Stuart Weg, Dr. Lindsay Rosenwald, Herbert Brotspies and Calgar &
                Associates.**+
 4.3            2000 Omnibus Stock Incentive Plan, as amended**
 4.4            Employee Stock Purchase Plan**
 4.5            Form of Common Stock Warrant for Innovative Drug Delivery Systems, Inc.**
 4.6            Form of Common Stock Warrant for Pain Management, Inc.**
 4.7            Form of Innovative Drug Delivery Systems, Inc. Stock Purchase Agreement**
 4.8            Form of Series A Preferred Stock Subscription Agreement**
 4.9            Form of Series B Preferred Stock Subscription Agreement**
 4.10           Specimen Stock Certificate**
 5.1            Opinion of Brobeck, Phleger & Harrison LLP*
10.1            Employment Agreement, dated December 26, 2001, between Innovative Drug Delivery
                Systems, Inc. and Dr. Leonard Firestone**
10.2            License Agreement, dated February 25, 1998, between Pain Management, Inc. and
                Dr. Stuart Weg+**
10.3            Confidentiality Agreement, dated August 24, 2000, between Innovative Drug
                Delivery Systems, Inc. and West Pharmaceutical Services, Inc.**
10.4            License Agreement, dated August 25, 2000, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.5            Letter Agreement, dated September 22, 2000, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.6            Development Milestone and Option Agreement, dated September 22, 2000, between
                Innovative Drug Delivery Systems, Inc. and West Pharmaceutical Services,
                Inc.+**
10.7            Clinical Manufacturing Agreement, dated September 22, 2000, between Innovative
                Drug Delivery Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.8            Research and Development and Option Agreement, dated October 24, 2000, between
                Innovative Drug Delivery Systems, Inc. and West Pharmaceutical Services,
                Inc.+**
10.9            Option Agreement, dated September 22, 2000, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.10           Letter Agreement, dated October 9, 2001, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.11           License Agreement, dated December 14, 2001, among Innovative Drug Delivery
                Systems, Inc. and Shimoda Biotech (Proprietary) Ltd., Farmarc N.A.N.V.
                (Netherlands Antilles) and Farmarc Netherlands B.V. (Registration No.
                2807216)+**
10.12           Services Agreement, dated December 31, 2001, among Paramount Capital
                Investments, LLC, Paramount Capital, Inc., Paramount Capital Asset Management,
                Inc. and Innovative Drug Delivery Systems**
10.13           Intellectual Property Letter Agreement, dated December 31, 2001, among
                Paramount Capital Investments, LLC, Paramount Capital, Inc., Paramount Capital
                Asset Management, Inc. and Innovative Drug Delivery Systems**
10.14           Lease Agreement, dated January 14, 2002, between Experimed Ltd. and Innovative
                Drug Delivery Systems**
23.1            Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)*
23.2            Consent of PricewaterhouseCoopers LLP
23.3            Consent of The Analytica Group, Inc.**
23.4            Consent of Front Line Strategic Management, Inc.**
24.1            Power of attorney (on signature page)**


---------------
*   To be filed by amendment.
**  Previously filed.
+   Confidential treatment requested for certain portions of this agreement.

   (b) Financial Statement Schedules. The following financial statement schedules are filed herewith:

      None.

   All other schedules are omitted because they are not required or are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or
   (4) or 497 (h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 11, 2002.


                                   INNOVATIVE DRUG DELIVERY SYSTEMS, INC.


                                   By:  /s/ LEONARD L. FIRESTONE

                                        Leonard L. Firestone
                                        Chief Executive Officer and Director

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



        Signature                                Title(s)                                        Date
        ---------                                --------                                        ----

/s/ LEONARD L. FIRESTONE    Chief Executive Officer and Director (Principal                 April 11, 2002
------------------------    Executive Officer)
  Leonard L. Firestone

 /s/ DOUGLAS A. HAMILTON    Chief Financial Officer, Secretary and Treasurer                April 11, 2002
------------------------    (Principal Financial and Principal Accounting
   Douglas A. Hamilton      Officer)

            *               President and Director                                          April 11, 2002
------------------------
   Fred H. Mermelstein

            *               Chairman of the Board of Directors                              April 11, 2002
------------------------
     Mark C. Rogers

            *               Director                                                        April 11, 2002
------------------------
     Michael Weiser

            *               Director                                                        April 11, 2002
------------------------
      Edward Miller

            *               Director                                                        April 11, 2002
------------------------
     Mark S. Siegel

            *               Director                                                        April 11, 2002
------------------------
      Peter M. Kash

            *               Director                                                        April 11, 2002
------------------------
    Douglas G. Watson



*By: /s/ LEONARD L. FIRESTONE

     Leonard L. Firestone
     As Attorney-In-Fact

                                 EXHIBIT INDEX



Exhibit
Number                                            Description
------                                            -----------
 1.1            Underwriting Agreement*
 2.1            Agreement and Plan of Merger between Innovative Drug Delivery Systems, Inc. and
                Pain Management, Inc. dated as of August 14, 2000 (schedules and exhibits omitted)**
 3.1            Form of Amended and Restated Certificate of Incorporation**
 3.2            Form of Amended and Restated Bylaws**
 4.1            Securities Issuance and Registration Rights Agreement, dated September 22,
                2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
                Services, Inc.**
 4.2            Stockholders Agreement, dated February 25, 1998, between Pain Management, Inc.,
                Dr. Stuart Weg, Dr. Lindsay Rosenwald, Herbert Brotspies and Calgar &
                Associates.+**
 4.3            2000 Omnibus Stock Incentive Plan, as amended**
 4.4            Employee Stock Purchase Plan**
 4.5            Form of Common Stock Warrant for Innovative Drug Delivery Systems, Inc.**
 4.6            Form of Common Stock Warrant for Pain Management, Inc.**
 4.7            Form of Innovative Drug Delivery Systems, Inc. Stock Purchase Agreement**
 4.8            Form of Series A Preferred Stock Subscription Agreement**
 4.9            Form of Series B Preferred Stock Subscription Agreement**
 4.10           Specimen Stock Certificate**
 5.1            Opinion of Brobeck, Phleger & Harrison LLP*
10.1            Employment Agreement, dated December 26, 2001, between Innovative Drug Delivery
                Systems, Inc. and Dr. Leonard Firestone**
10.2            License Agreement, dated February 25, 1998, between Pain Management, Inc. and
                Dr. Stuart Weg+**
10.3            Confidentiality Agreement, dated August 24, 2000, between Innovative Drug
                Delivery Systems, Inc. and West Pharmaceutical Services, Inc.**
10.4            License Agreement, dated August 25, 2000, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.5            Letter Agreement, dated September 22, 2000, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.6            Development Milestone and Option Agreement, dated September 22, 2000, between
                Innovative Drug Delivery Systems, Inc. and West Pharmaceutical Services,
                Inc.+**
10.7            Clinical Manufacturing Agreement, dated September 22, 2000, between Innovative
                Drug Delivery Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.8            Research and Development and Option Agreement, dated October 24, 2000, between
                Innovative Drug Delivery Systems, Inc. and West Pharmaceutical Services,
                Inc.+**
10.9            Option Agreement, dated September 22, 2000, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.10           Letter Agreement, dated October 9, 2001, between Innovative Drug Delivery
                Systems, Inc. and West Pharmaceutical Services, Inc.+**
10.11           License Agreement, dated December 14, 2001, among Innovative Drug Delivery
                Systems, Inc. and Shimoda Biotech (Proprietary) Ltd., Farmarc N.A.N.V.
                (Netherlands Antilles) and Farmarc Netherlands B.V. (Registration No.
                2807216)+**
10.12           Services Agreement, dated December 31, 2001, among Paramount Capital
                Investments, LLC, Paramount Capital, Inc., Paramount Capital Asset Management,
                Inc. and Innovative Drug Delivery Systems**
10.13           Intellectual Property Letter Agreement, dated December 31, 2001, among
                Paramount Capital Investments, LLC, Paramount Capital, Inc., Paramount Capital
                Asset Management, Inc. and Innovative Drug Delivery Systems**
10.14           Lease Agreement, dated January 14, 2002, between Experimed Ltd. and Innovative
                Drug Delivery Systems**
23.1            Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)*
23.2            Consent of PricewaterhouseCoopers LLP
23.3            Consent of The Analytica Group, Inc.**
23.4            Consent of Front Line Strategic Management, Inc.**
24.1            Power of attorney (on signature page)**


---------------
*   To be filed by amendment.
**  Previously filed.
+   Confidential treatment requested for certain portions of this agreement.